2016 A N N U A L R E P O R T
Brookfield Renewable

Partners L.P.

our operations

We manage our facilities through operating platforms in North America, Colombia, Brazil, and Europe which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and operate 217 hydroelectric generating stations, 38 wind facilities, four biomass facilities and three natural gas-fired (“Co-gen”) plants. Overall, the assets we own or manage have 10,731 megawatts (“MW”) of capacity, over 6,000 MW development pipeline and long-term average (“LTA”) generation of 41,697 gigawatt hours (“GWh”). The table below outlines our portfolio as at December 31, 2016:

	River		Capacity(1)	LTA(1)(2)	Storage
	Systems	Facilities	(MW)	(GWh)	(GWh)
Hydroelectric(3)
North America(4)	50	170	4,847	17,694	4,879
Colombia(5)	6	6	2,732	14,476	3,703
Brazil(6)	26	41	872	4,555	-
	82	217	8,451	36,725	8,582
Wind(3)(7)
North America	-	10	840	2,310	-
Europe	-	23	600	1,553	-
Brazil	-	5	150	588	-
	-	38	1,590	4,451	-
Other(8)	-	7	690	521	-
	82	262	10,731	41,697	8,582

(1)            Includes 100% of capacity and generation from assets we manage.

(2)            LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            For information on changes to our reporting segments see “PART 9 – Presentation to Stakeholders and Performance Measurement”.

(4)            North America hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(5)            Colombia hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and Co-gen facilities. See “PART 9 - Presentation to Stakeholders and Performance Measurement”.

(6)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. See “PART 9 - Presentation to Stakeholders and Performance Measurement”.

(7)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(8)            Includes one Co-gen plant in Colombia (300 MW), two Co-gen plants in North America (215 MW) and four biomass facilities in Brazil (175 MW).

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Annual Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Annual Report, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “PART 10 - Cautionary Statements”. We make use of non-IFRS measures in this Annual Report - see “PART 10 - Cautionary Statements”. This Annual Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to UNITHOLDERS

We achieved a total return of 20% for shareholders in 2016, deployed approximately $1 billion of equity into hydro-based growth initiatives, advanced 300 megawatts of projects through construction and late stage development, and expanded our reach into a number of new geographies. Looking ahead, we see a continued positive investment environment in all our markets and believe that our patient approach to acquiring wind and solar assets over the last five years is starting to bear fruit and will lead to significant step changes in the business over time.

Operations Update

We reported Adjusted EBITDA of $1.5 billion and FFO of $419 million during 2016. We experienced low water levels during the year so if we assumed normalized generation, we would have achieved $1.6 billion and $527 million of cash flows, respectively.

Our assets in North America continue to perform at industry-leading availability rates. Inflows in the United States were below average in 2016, disproportionately impacting results. However, our Canadian portfolio performed in line with the long term average, mitigating the overall impact. Over the last ten years, generation from our North American portfolio has been within 1% of the long-term average. Generation variability is a normal part of our business, however this year was particularly impacted by low water levels at 100% owned assets with strong PPA rates. As always, we manage our operations, capital plans and growth based on how the business performs over the long-term and as result, we are able to continue to grow the business while maintaining a strong balance sheet and healthy liquidity position.

Our European wind assets recorded strong performance in 2016, with production at 95% of the long-term average. We have also continued to progress our power marketing business in Europe. We entered a power supply agreement with Facebook in 2016 and are in advanced discussions with other major global companies to supply them with green energy. We are nearing completion of the implementation of a wind farm monitoring system which would enable us to further enhance results by optimizing turbine performance and minimizing downtime.  We are also advancing with the potential sale of approximately 130 megawatts of contracted wind farms from our Irish portfolio.

These projects were part of the development pipeline that we secured during our acquisition of the 700 megawatt Bord Gais portfolio in 2014. We subsequently advanced these projects through construction, secured long-term power contracts and non-recourse project financing, and are now looking to monetize a portion of the portfolio and recycle capital into higher yielding opportunities. When we acquired this portfolio, Ireland was a market under significant financial pressure with weak growth and looking to repay EU and IMF debt.  Since that time, the Irish economy has rebounded strongly, with unemployment declining sharply from 12% at the end of 2013 to 7.2% at the end of 2016. Real GDP is estimated to have grown by 3.8% in 2016, and we believe it will continue to outperform the broader Eurozone.  Accordingly, we believe we can sell select assets from our Irish portfolio at very compelling returns and recycle most of the capital we invested.

In Brazil, our operations continue to do well, with hydrological conditions continuing to improve and wind generation exceeding the long-term average. We continue to see gradual improvement in the Brazilian economy which we expect to be reflected in rising power demand and wholesale market prices. Accordingly, we are being patient and looking for opportunities to capture premium pricing for the uncontracted portion of our output. We continue to engage many commercial and industrial customers seeking contracting opportunities and over the course of the last year signed 15 contracts for the sale of power at prices in the R$200-R$270 per megawatt hour range for the next two to three years.

It has been a year since we made our initial investment in Colombia, acquiring a controlling stake in the 3,000 megawatt Isagen portfolio. We are extremely pleased with the quality of the assets, the

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

management and operating teams, and are working together to optimize the business going forward.  In our first full year of operations, we were able to increase our group’s ownership to 100% and have started the process of delisting the company from the Colombian stock exchange. Results have modestly exceeded the company’s budget and our underwriting expectations, and as a nice surprise, our team has been advancing 100 megawatts of hydro development from the pipeline we secured and have conviction that the development pipeline will provide further opportunities to grow. Our objectives going forward are focused on enhancing the operations and surfacing efficiencies which we believe will add to the value of this portfolio over the long run.

Development

As we look forward to 2017, we have 300 megawatts of assets under construction or in late stage development representing an additional $700 million of growth capital ($240 million of which is our share) that should contribute an incremental $45 - $50 million to Funds From Operations when commissioned. These projects are spread across North America, South America and Europe and all target high-teen returns on invested capital. Approximately 80 megawatts relate to wind projects in Europe with the balance being hydro in North and South America.  Currently, 150 megawatts of these projects are under construction and scheduled to be commissioned by the end of 2018.

All projects under construction are progressing on scope, schedule and budget. In Brazil, we recently commissioned a 25 megawatt hydro facility and continue with the construction of two other hydro projects, totalling 47 megawatts. In Europe, we continue to advance two wind projects totaling 43 megawatts in Ireland, and are also moving our first 19 megawatts of wind in Scotland and a further 19 megawatt wind project in the Republic of Ireland towards the construction phase.

Finally, in the fourth quarter we agreed to acquire two early-stage, greenfield solar development projects representing an aggregate 120 megawatts.  These projects will allow us to replenish our pipeline and continue to deliver strong organic growth to the business.

Balance Sheet and Liquidity

We maintained high levels of liquidity throughout the year and ended 2016 with approximately $1.2 billion of available liquidity. In 2016, we successfully accessed the debt and equity capital markets, raising $1.2 billion in new funding and completing over $2.7 billion in non-recourse financings. This included successfully refinancing all of our outstanding 2016 debt maturities. We have extended the duration of our debt portfolio and locked in rates in this continued low interest rate environment. With our financings predominantly locked in at fixed rates, and with a weighted average duration of approximately nine years on a proportionate basis, we are well insulated from interest rate fluctuations.

Investment Environment

Hydro, wind and solar portfolios continue to trade hands at premium valuations across our core markets. The levels at which these assets are transacting speaks to the continued value proposition of renewables while highlighting the intrinsic value of our own portfolio. We continue to identify a range of new investment opportunities with strong return potential and where we possess competitive advantages. Accordingly, we are focused on opportunities that require operating and development expertise, access to large-scale capital, restructuring capabilities and a long term counter-cyclical investment approach.

During the year, there were a considerable number of developments in our sector that we believe will position the business positively for continued growth.

North America

The U.S. election outcome has highlighted a number of issues in the renewable power sector that could evolve over the next four years. This includes the potential cancellation of the Clean Power Plan,

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

breaking away from global initiatives to establish carbon targets (i.e., the Paris Agreement), and cutting federal subsidies for wind and solar.  We do not believe the first two changes will have a meaningful impact on our business as renewable policy is largely set at the state level and participating in global initiatives such as the Paris Agreement will not change the long term trend of decarbonisation.  Reductions or cuts to federal subsidies for wind and solar however, could change the investment prospects for these assets, making them more attractive to investors like ourselves, at the expense of low cost of capital financial or tax-driven investors who were previously actively pursuing these assets.

At present, federal subsidies for wind and solar are expected to diminish by 2021 and 2022, respectively, unless policy makers decide to extend them as they have in the past.  These subsidies have generally had the effect of providing additional compensation to an asset class that was not naturally competitive, and therefore facilitated the replacement of thermal coal generation with non-carbon emitting technologies. For example, it was only a few years ago when installed utility-scale PV solar costs exceeded $3 per watt, prior to incentives. Today, utility-scale PV solar costs have declined to approximately $1.10 - $1.20 per watt in the U.S., making the technology cost competitive with traditional thermal generation (i.e., “grid-parity”) meaning that federal subsidies are not needed as much as they used to be.

Looking ahead, we believe that installed solar costs will continue to decrease, trending into the range of $1 per watt by the end of the decade. This is relevant for two reasons. First, as discussed above, it will mean that even without politics, subsidies will likely naturally fade away. Second, without subsidies, investors who will generate the greatest risk-adjusted returns will be those who can enhance margins through operational expertise rather than chasing government incentives. It is in that environment that we are best suited to invest capital and as a result, we expect wind and solar to be areas of strong future growth for us and a natural extension of our generation diversification strategy.

Given our patient approach, and our view that the market is moving in our favour, we have spent the better part of the last two years looking at a number of wind and solar opportunities to begin our growth into these areas. One such opportunity which materialized from capital market volatility and balance sheet stress was TerraForm Power. Over the last year, we and our partners acquired a 34% stake in the public float of TerraForm Power as its sponsor SunEdison filed for bankruptcy protection. TerraForm Power and its sister company TerraForm Global own and operate nearly 4,000 megawatts of contracted wind and solar assets across the globe, with the bulk of the assets located in North America.

We are currently working with the Board and management of both Terraform companies under an exclusivity arrangement, to help the companies, their employees and all stakeholders move forward with a growing, viable business once again.  We believe these companies, partnered with Brookfield, can stabilize their operations, strengthen their balance sheets, restore access to capital and commence growing again, in what we believe will be an improved investment environment for operationally focused and broadly diversified power companies.

South America

We continue to see gradual improvement in the Brazilian economy.  The pace of the GDP contraction has slowed, and we believe the economy will resume growth in 2017. In addition, monetary policy is easing as inflation comes under control and investment is now starting to take hold. From a power market perspective, we expect demand to begin rising again at approximately 1% - 1.5% annually and wholesale market prices to continue to rebound. Current spot power prices range from R$130/MWh – R$160/MWh versus the lows of approximately R$50/MWh reached in early 2016. With the currency still weak and capital scarce, we continue to see a very attractive investment environment in the country.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

In Colombia, the government has begun implementation of a revised peace agreement with the FARC that should further improve the security environment, and accelerate investment and growth. While GDP growth has slowed recently, it remains positive despite the low oil price environment as a result of the country’s strong economic foundation. Inflation has fallen sharply recently, which will support continued interest rate cuts, stimulate demand and boost investment.

Europe

We continue to look for tuck in wind, solar and hydro opportunities in Europe to take advantage of our operating scale in that market. Returns for operating assets continue to reflect the very low rate environment and as a result, we are focused on our wind development pipeline and opportunities that require substantial operating expertise.

Dividend Increase

Our board has declared a dividend increase which brings our annual payout to $1.87 per unit. In light of the significant potential growth in front of us, we have increased the dividend by 5% and will assess our dividend rate throughout the year based on the success of some of our near-term growth initiatives.

Outlook

As we start 2017, we are well positioned to grow the business in a prudent manner with a focus on the long term. Accordingly, our strategy remains the same ─ to deliver 12%-15% total shareholder returns on a per-share basis over time.

On a final note, I would like to express my sincere appreciation to our employees, directors, shareholders and many business partners for their contributions to our success. We are looking forward to the opportunities that 2017 will bring and we thank you for your continued support.

Sincerely,

Sachin Shah

Chief Executive Officer

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Our Competitive Strengths

Brookfield Renewable Partners L.P. ("Brookfield Renewable") is the owner and operator of a diversified portfolio of high quality assets that generate electricity from renewable resources.

Our business model is to utilize our global reach to identify and acquire or develop high quality renewable power generating assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn stable, attractive, long-term total returns for the benefit of our shareholders.

One of the largest pure play renewable platforms.  We own one of the world’s largest publicly traded, pure play renewable power portfolios with approximately $28 billion in assets under management, 10,731 MW of installed capacity and over 6,000 MW development pipeline. Annualized long-term average generation on a proportionate basis is 23,542 GWh. Our portfolio includes 217 hydroelectric generating stations on 82 river systems, 38 wind facilities and four biomass facilities, diversified across 15 power markets in North America, Colombia, Brazil and Europe.

The following charts illustrate annualized long-term average generation on a proportionate basis, adjusting for the share from facilities in which we own less than a 100% interest:

Source of Energy	Region

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Our North American and Colombian assets have the ability to store water in reservoirs approximating 27% of their annualized long-term average generation. Our assets in Brazil benefit from a framework that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America and Colombia as well as benefit from levelized generation in Brazil provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other renewable power generators, providing significant scarcity value to investors.

Stable, high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 91% of our 2017 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements have a weighted-average remaining duration of 16 years (on a proportionate basis), providing long-term cash flow visibility.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Strong financial profile. With approximately $28 billion of assets under management, our debt to total capitalization is 38% and approximately 78% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately seven and nine years, respectively. Our available liquidity at December 31, 2016 included approximately $1.2 billion of cash and cash equivalents, available-for-sale securities and the available portions of credit facilities.

Well positioned for cash flow growth. We have strong organic growth prospects with over 6,000 MW development pipeline spread across all of our operating platforms, combined with the ability to capture operating efficiencies and the value of rising power prices for the uncontracted portion of our operating portfolio. Our organic growth is complemented by our strong acquisition capabilities. Over the last ten years, we have acquired or commissioned 81 hydroelectric facilities totaling approximately 5,000 MW, 38 wind facilities totaling approximately 1,500 MW, four biomass facilities totaling 175 MW and one 300 MW Co-gen plant. For the year ended December 31, 2016, we integrated hydroelectric, wind, biomass and Co-gen facilities with a capacity of approximately 3,450 MW. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring a sustainable distribution yield. We target a long-term distribution payout ratio of approximately 70% of Funds From Operations and a long-term distribution growth rate in a range of 5% to 9% annually.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Management’s Discussion and Analysis

For the year ended December 31, 2016

This Management’s Discussion and Analysis for the year ended December 31, 2016 is provided as of February 28, 2017. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. Brookfield Renewable changed its name from Brookfield Renewable Energy Partners L.P. to Brookfield Renewable Partners L.P. on May 3, 2016. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £ and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pound sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

For a description on our operational and segmented information and the non-IFRS financial measures we use to explain our financial results, see – “PART 9 - Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see – “PART 2 - Financial Performance Review” and “PART 5 – Proportionate Information”. This Annual Report contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “PART 10 - Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures.  Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), the SEC’s website (www.sec.gov), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

PART 1 – 2016 Highlights	8	PART 5 - Proportionate Information
		Generation and financial review by segments	37
PART 2 – Financial Performance Review		Long-term debt and credit facilities	39
Generation and financial review for the year ended December 31, 2016	11	PART 6 - Selected Annual and Quarterly Information
Generation and financial review for the year ended December 31, 2015	19	Historical operational and financial information Summary of historical quarterly results	40 41
Contract profile	26	Fourth quarter review	42

PART 3 – Liquidity and Capital Resources		PART 7 - Business Risks and Risk Management
Capitalization, long-term borrowings and		Risk management and financial instruments	45
available liquidity	27	Risk factors	48
Consolidated statements of cash flows	30
Shares and units outstanding	31	PART8 - Critical Estimates, Accounting Policies
Dividends and distributions	32	and Internal Controls	57
Contractual obligations	32
Off-statement of financial position arrangements	33	PART 9 - Presentation to Stakeholders and
		Performance Measurement	63
PART 4 – Additional Financial Information
Property, plant and equipment	34	PART 10 - Cautionary Statements	66
Related party transactions	34
Equity	35

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

PART 1 – 2016 HIGHLIGHTS

YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2016	2015
Operational information:

Capacity (MW)	10,731	7,284

Total generation (GWh)
Long-term average generation	39,948	25,543
Actual generation	34,071	23,332
Average revenue ($ per MWh)	72	70

Proportionate generation (GWh)
Long-term average generation	22,898	19,317
Actual generation	20,222	17,662
Average revenue ($ per MWh)	71	71

Selected financial information:

Revenues	$2,452	$1,628
Adjusted EBITDA(1)	1,487	1,177
Funds From Operations(1)	419	467
Adjusted Funds From Operations(1)	352	407
Net income	40	103
Funds From Operations per LP Unit(1)(2)	1.45	1.69
Distribution per LP Unit	1.78	1.66

(1)       Non-IFRS measures. See “PART 2 - Financial Performance Review”, “PART 5 - Proportionate Information”, “PART 9 - Presentation to Stakeholders and Performance Measurement” and “PART 10 - Cautionary Statements”.

(2)       For the year ended December 31, 2016, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 288.7 million (2015: 275.6 million).

AS AT DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2016	2015
Liquidity and Capital Resources

Available liquidity	$1,191	$1,228
Debt to capitalization	38%	39%
Borrowings non-recourse to Brookfield Renewable	78%	76%
Corporate borrowings
Average debt term to maturity	7.4 years	6.5 years
Average interest rate	4.5%	5.0%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	9.6 years	9.6 years
Average interest rate	6.2%	5.6%
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Operating Results

For the year ended December 31, 2016, proportionate generation from our hydroelectric and wind portfolios was consistent with the same period of the prior year. In our hydroelectric portfolio, strong hydroelectric generation in Louisiana, Ontario and Quebec was offset by lower generation in Brazil and the Northeastern United States. In our wind portfolio, strong generation in the United States and Brazil was offset by lower generation in Canada and Europe. The Colombian portfolio finished the year with a strong fourth quarter and has been performing in line with expectations. The incremental generation from the assets acquired and commissioned during the current year and a full year’s contribution from facilities acquired and commissioned in 2015 was 2,830 GWh and 142 GWh, respectively.

Revenues totaling $2,452 million represent an increase of $824 million over the prior year. In our North America hydroelectric and wind portfolios, revenues were impacted by relatively lower merchant power prices, primarily in the Northeastern United States, which was partially offset by revenues from stronger generation from our facilities with higher relative pricing for a combined negative impact of $5 million. Hydrology and wind conditions improved in Brazil, however, this was offset by relatively lower merchant power prices which impacted revenues by $16 million. The appreciation of the U.S. dollar impacted revenues by $27 million. The growth in our portfolio contributed $882 million with most of this coming from our business in Colombia.

Growth and Development

Acquisitions

Controlling interests in a total of 3,347 MW of operating and development projects, with an expected annualized long-term average generation of approximately 16,000 GWh, were acquired along with our institutional partners as follows:

•          3,032 MW portfolio in Colombia, predominantly consisting of largely reservoir-based hydroelectric facilities, with annualized long-term average generation of approximately 15,000 GWh annually. Isagen S.A. E.S.P. (“Isagen”) is Colombia’s third-largest power generation company and we retain an approximate 24% interest

•          296 MW hydroelectric portfolio in Pennsylvania with expected annualized long-term average generation of 1,109 GWh. We retain an approximate 28.6% interest

•          19 MW wind development project in Ireland with expected annualized long-term average generation of 63 GWh with commissioning expected in 2018.  We retain an approximate 40% interest

We also acquired a 51 MW hydroelectric portfolio in Brazil with an expected annualized long-term average generation of 293 GWh. We retain 100% interest in this portfolio.

Construction and development

We achieved full commissioning of a 14 MW wind facility in Ireland with annualized long-term average generation of 37 GWh. We substantially commissioned a 55 MW biomass facility in Brazil with annualized long-term average generation of 202 GWh. Subsequent to year-end, we also commissioned a 25 MW hydroelectric facility in Brazil with annualized long-term average generation of 129 GWh. All of these facilities were commissioned on scope, schedule and budget.

We initiated construction on a 28 MW wind facility in Ireland with an expected annualized long-term average generation of 96 GWh with commissioning expected in third quarter of 2017.

We continue to advance the construction, on scope, schedule and budget, of 47 MW of hydroelectric development projects in Brazil and a 15 MW wind project in Northern Ireland.  The Brazil and Northern Ireland projects have expected annualized long-term average generation of 294 GWh and 46 GWh, respectively, with commissioning expected between 2017 and 2018.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Long-term debt and credit facilities

•          Increased the available amount of our corporate credit facilities from $1,560 million to $1,690 million and extended the maturity to June 30, 2021

•          Issued C$500 million ($383 million) of corporate medium-term notes

•          Completed over $2.7 billion in project financings across our portfolio

Equity transactions

•          Completed a limited partnership unit (“LP Unit”) offering, including an over-allotment option, with Brookfield Asset Management purchasing additional LP Units, for aggregate gross proceeds of C$860 million ($672 million). Brookfield Asset Management owns, directly and indirectly, approximately 61% of Brookfield Renewable on a fully-exchanged basis

•          Issued preferred limited partnership units (“Preferred LP Units”) for gross proceeds of C$200 million ($152 million)

•          Completed an exchange of 2,885,496 Preference Shares for an equal number of newly issued Preferred LP Units

Distribution increases

•          In February 2016, increased LP Unitholder distributions to $1.78 per unit on an annualized basis, an increase of 12 cents per LP Unit

•          In February 2017, announced an increase in LP Unitholder distributions to $1.87 per LP Unit on an annualized basis, an increase of nine cents per LP Unit, to take effect with the first quarter distribution payable in March 2017

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

PART 2 – FINANCIAL PERFORMANCE REVIEW

GENERATION AND FINANCIAL REVIEW FOR THE YEAR ENDED DECEMBER 31, 2016

The following chart reflects the actual and long-term average generation in GWh for the year ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America(1)	15,252	14,938	17,345	16,540	(2,093)	(1,602)	314
Colombia	10,600	-	13,221	-	(2,621)	-	10,600
Brazil	3,792	3,691	4,528	4,024	(736)	(333)	101
	29,644	18,629	35,094	20,564	(5,450)	(1,935)	11,015
Wind
North America(2)	1,876	1,952	2,310	2,464	(434)	(512)	(76)
Europe	1,443	1,551	1,531	1,493	(88)	58	(108)
Brazil	639	447	588	442	51	5	192
	3,958	3,950	4,429	4,399	(471)	(449)	8
Other	469	753	425	580	44	173	(284)
Total	34,071	23,332	39,948	25,543	(5,877)	(2,211)	10,739

(1)       Includes actual generation and long-term average generation for United States of 9,899 GWh and 12,172 GWh, respectively (2015: 10,128 GWh and 11,367 GWh, respectively) and for Canada of 5,353 GWh and 5,173 GWh, respectively (2015: 4,810 GWh and 5,173 GWh, respectively).

(2)       Includes actual generation and long-term average generation for United States of 907 GWh and 1,113 GWh, respectively (2015: 936 GWh and 1,267 GWh, respectively) and for Canada of 969 GWh and 1,197 GWh, respectively (2015: 1,016 GWh and 1,197 GWh, respectively).

See – “PART 9 - Presentation to Stakeholders and Performance Measurement” for information on long-term average, our participation in a Brazilian hydroelectric balancing pool and our performance measurement. See “PART 5 – Proportionate Information” for the actual and long-term average generation for the year ended December 31 on a proportionate basis.

The hydroelectric portfolio generated 29,644 GWh, below the long-term average of 35,094 GWh and an increase of 11,015 GWh compared to the prior year. In North America, lower hydrology across the Northeastern United States compared to the prior year was partly offset by above long-term average generation from our facilities in Canada and Louisiana. In Brazil, generation was higher than prior year due to improved hydrology conditions. The 10,600 GWh contribution from Colombia relates to the generation from our Isagen portfolio that was purchased at the end of January 2016. The contribution from the other growth in our portfolio and incremental generation from a full year’s contribution from assets acquired last year was 946 GWh.

The wind portfolio generated 3,958 GWh, below the long term average of 4,429 GWh and consistent with prior year generation of 3,950 GWh. Our facilities continue to perform at high reliability and availability rates. Generation was impacted by the wind resource in our various geographies with increased generation in the United States and Brazil being partially offset by lower generation in Europe and Canada. The incremental generation from a full year’s contribution from assets acquired last year and assets commissioned in the current year was 129 GWh. Generation from the prior year includes 125 GWh relating to a facility sold in the third quarter of 2015.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table presents selected financial information for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Revenues	$2,452	$1,628
Other income	64	81
Share of cash-earnings from equity-accounted investments	9	20
Direct operating costs	(1,038)	(552)
Adjusted EBITDA(1)	1,487	1,177
Management service costs	(62)	(48)
Interest expense – borrowings	(606)	(429)
Current income tax	(44)	(18)
Distributions to preferred limited partners	(15)	(1)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(316)	(184)
Preferred equity	(25)	(30)
Funds From Operations(1)	$419	$467

(1)       Non-IFRS measures. See “PART 5 – Proportionate Information”, “PART 9 - Presentation to Stakeholders and Performance Measurement” and “PART 10 - Cautionary Statements”.

Revenues totaling $2,452 million represent an increase of $824 million.

Relatively lower merchant power prices primarily in the Northeastern United States were partially offset by the annual escalations in our power purchase agreements and contributions from facilities with higher relative pricing for a $10 million net impact to revenues. At our Brazilian hydroelectric portfolio, relatively lower merchant power prices, caused by improved hydrology, were partially offset by stronger generation for a net impact of $24 million.

The appreciation of the U.S. dollar, compared to same period of the prior year, resulted in a $27 million decrease in revenues. This also affected operating and borrowing costs and after taking into account the effect of our ongoing foreign currency hedging program, reduced the net impact on Funds From Operations to $23 million.

The contribution to revenues from the growth in our portfolio and incremental generation from a full year’s contribution from assets acquired last year was $865 million and $17 million, respectively, for a total of $882 million.

Revenues in the current year include a $20 million settlement pertaining to the price escalator for power sold under power purchase agreements in Ontario and $6 million in proceeds from a wake impact agreement with neighboring wind facilities in California.

Revenues in 2015 included $10 million from the settlement of matters related to the delayed completion of a hydroelectric facility in Brazil. In addition, revenues relating to a wind facility sold in the third quarter had contributed $13 million. The sale resulted in a total gain of $53 million with Brookfield Renewable’s share, net of non-controlling interests, of $12 million included in Other income.

The average total revenue per MWh was $72, an increase of $2 per MWh over the prior year primarily due to the contributions from our recently acquired assets with relatively higher revenue per MWh and an increase in generation from assets with higher relative contract pricing.

Other income totaling $64 million includes gains on the settlement of foreign currency hedging contracts and interest income from higher cash balances.

Share of cash-earnings from our equity-accounted investments decreased primarily due to lower prices and the costs associated with financing initiatives for an impact of $11 million.

Direct operating costs totaling $1,038 million represent an increase of $486 million primarily attributable to the growth in our portfolio.

Management service costs totaling $62 million represent an increase of $14 million, primarily attributable to the growth in our capitalization value.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Interest expense totaling $606 million represents an increase of $177 million which was largely attributable to the growth in our portfolio.

Current income tax totaling $44 million represents an increase of $26 million, primarily relating to the acquisition in Colombia.

Distributions to holders of Preferred LP Units and Preferred shares totaling $40 million represent an increase of $9 million. The increase is related to the recent issuances of Preferred LP Units in the current year and in November of 2015.

The cash portion of participating non-controlling interests – in operating subsidiaries totaling $316 million includes a $173 million contribution from the growth in our portfolio.

Funds From Operations totaling $419 million represent a decrease of $48 million attributable to the above variances.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

SEGMENTED RESULTS

Segmented information is prepared on the same basis that Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the CODM) manages the business, evaluates financial results, and makes key operating decisions. See Note 5 - Segmented information in our audited annual consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2016
	North
	America	Colombia	Brazil	Total
Generation (GWh) – LTA	17,345	13,221	4,528	35,094
Generation (GWh) – actual	15,252	10,600	3,792	29,644
Revenues	$1,002	$819	$212	$2,033
Adjusted EBITDA(1)	677	385	157	1,219
Funds From Operations(1)	$370	$46	$97	$513
(MILLIONS, EXCEPT AS NOTED)	2015
	North
	America	Colombia		Brazil	Total
Generation (GWh) – LTA	16,540		N/A	4,024	20,564
Generation (GWh) – actual	14,938		N/A	3,691	18,629
Revenues	$1,003	$	N/A	$225	$1,228
Adjusted EBITDA(1)	708		N/A	188	896
Funds From Operations(1)	$390	$	N/A	$136	$526

(1)            Non-IFRS measures. See “PART 5 – Proportionate Information”, “PART 9 - Presentation to Stakeholders and Performance Measurement” and “PART 10 - Cautionary Statements”.

North America

Generation from the portfolio was 15,252 GWh, below the long-term average of 17,345 GWh and higher than prior year generation of 14,938 GWh. Generation from our United States portfolio decreased 699 GWh due to dry conditions experienced across the Northeastern United States for most of the year which was partially offset by stronger generation at our Louisiana facility. Generation from our Canadian portfolio increased 543 GWh due to above average inflows in our Ontario and Quebec facilities. Our recently acquired portfolio in Pennsylvania contributed 470 GWh.

Revenues totaling $1,002 million represent a decrease of $1 million. Revenues from stronger generation in Louisiana, Ontario and Quebec were partially offset by lower generation in the Northeastern United States for a net contribution of $20 million to revenues. Relatively lower power prices in the United States were partly offset by an increase in price escalators inherent in power purchase agreements and a settlement pertaining to the interpretation of the price escalator for power sold under power purchase agreements for a combined impact on revenues of $28 million. Our recently acquired portfolio in Pennsylvania contributed $28 million to revenues.

The appreciation of the U.S. dollar impacted revenues denominated in Canadian dollars by $21 million, however, operating and borrowing costs were also affected resulting in a net impact to Funds From Operations of $17 million.

Cash-earnings from our equity-accounted investments decreased by $12 million from the prior year primarily due to lower pricing as well as an increase in borrowing cost associated with additional financing at our pumped storage facility in the Northeastern United States.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Higher operating and borrowing costs primarily associated with the growth in our portfolio were partially offset by a decrease in current taxes.

Funds From Operations totaling $370 million represent a decrease of $20 million.

Colombia

Generation from the portfolio was 10,600 GWh, below the long-term average of 13,221 GWh. Despite low hydrology for the first two quarters of this year, the third quarter experienced an improvement while the fourth quarter’s generation was slightly below long-term average.

Revenues and Funds From Operations totaled $819 million and $46 million, respectively.

Brazil

Generation from the portfolio was 3,792 GWh, below the long-term average of 4,528 GWh and higher than prior year generation of 3,691 GWh. The recent growth in our portfolio and incremental generation from a full year’s contribution from assets acquired last year was 476 GWh. An unplanned outage at one of our facilities resulted in 377 GWh in lost generation.

Revenues totaling $212 million represent a decrease of $13 million. Relatively lower merchant power prices caused by improved hydrology and an unplanned outage at one of our facilities were partially offset by improved generation for a net impact of $24 million. The growth in our portfolio contributed $25 million to revenues. In the prior year we benefited from a $10 million receipt related to the settlement of matters resulting from the delayed completion of a hydroelectric facility. The appreciation of the U.S. dollar impacted revenues by $4 million, however, operating costs were also affected resulting in no impact to Funds From Operations.

Other income, in the prior year, included $17 million relating to the compensation received in exchange for electing not to renew expired concession agreements for two facilities.

Higher borrowing costs primarily associated with the growth in our portfolio amounted to $9 million.

Funds From Operations totaling $97 million represent a decrease of $39 million.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

WIND

The following table reflects the results of our wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2016
	North
	America	Europe	Brazil	Total
Generation (GWh) – LTA	2,310	1,531	588	4,429
Generation (GWh) – actual	1,876	1,443	639	3,958
Revenues	$202	$136	$35	$373
Adjusted EBITDA(1)	151	81	31	263
Funds From Operations(1)	$74	$18	$6	$98
(MILLIONS, EXCEPT AS NOTED)	2015
	North
	America	Europe	Brazil	Total
Generation (GWh) – LTA	2,464	1,493	442	4,399
Generation (GWh) – actual	1,952	1,551	447	3,950
Revenues	$206	$138	$22	$366
Adjusted EBITDA(1)	162	103	21	286
Funds From Operations(1)	$76	$32	$5	$113

(1)            Non-IFRS measures. See “PART 5 - Proportionate Information”, “PART 9 - Presentation to Stakeholders and Performance Measurement” and “PART 10 - Cautionary Statements”.

North America

Generation from the portfolio was 1,876 GWh, below the long-term average of 2,310 GWh and lower than prior year generation of 1,952 GWh. Generation from our United States facilities was below the long-term average but ahead of the prior year by 96 GWh primarily due to stronger wind conditions in California. The 102 MW wind facility in California, which was sold in the third quarter of 2015, had contributed 125 GWh in the same period of the prior year. Generation from our Canadian facilities remained below long-term average and prior year generation due to lower wind conditions across the portfolio.

Revenues totaling $202 million represent a decrease of $4 million. Revenues from stronger generation in our United States facilities were partly offset by lower generation in our Canadian facilities for a net contribution of $6 million. Price escalators inherent in our power purchase agreements combined with proceeds from a wake impact agreement with neighboring wind facilities contributed $7 million to revenues.

The appreciation of the U.S. dollar impacted revenues denominated in Canadian dollars by $4 million, however, operating and borrowing costs were also affected resulting in a net decrease in Funds From Operations of $2 million.

The 102 MW wind facility in California which was sold at the beginning of the third quarter of 2015 had contributed $13 million to revenues during the year. Our share of the gain on the sale contributed $12 million to other income.

Interest savings associated with our amortizing debt and the decrease in operating and borrowing costs associated with the 102 MW wind facility that was sold in the prior year amounted to $14 million.

Funds From Operations totaling $74 million represent a decrease of $2 million.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Europe

Generation from the portfolio of 1,443 GWh was below the long-term average of 1,531 GWh and lower than prior year generation of 1,551 GWh. The decrease is primarily attributable to weaker wind conditions and a planned outage at one of the facilities in Ireland. The contribution from the wind facility commissioned during the third quarter of the current year was 16 GWh.

Revenues totaling $136 million represent a decrease of $2 million. Revenues from relatively lower power prices and lower generation in Ireland were largely offset by stronger generation in Portugal. The wind facility commissioned during the third quarter contributed $1 million to revenues.

In the prior year, we benefited from foreign currency hedging gains of $8 million.

The increase in operating costs primarily associated with revenue growth initiatives amounted to $12 million.

Funds From Operations totaling $18 million represent a decrease of $14 million.

Brazil

Generation from the portfolio of 639  GWh was above the long-term average of 588  GWh and the prior year generation of 447 GWh due to improved wind conditions. The incremental generation from a full year’s contribution attributable to assets acquired last year was 113  GWh.

Revenues totaling $35 million represent an increase of $13 million primarily due to stronger generation and from a full year’s contribution from the assets acquired in the prior year.

Increased current taxes, and operating and borrowing costs primarily associated with the growth in our portfolio amounted to $9 million.

Funds From Operations totaling $6 million represent an increase of $1 million.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Net income	$40	$103
Management service costs	62	48
Share of non-cash loss from equity-accounted investments	9	10
Unrealized financial instruments loss	4	9
Depreciation	781	616
Other	38	63
Income tax recovery
Current	44	18
Deferred	(97)	(78)
Interest expense - borrowings	606	429
Cash portion of non-controlling interests(1)	-	(41)
Adjusted EBITDA(2)	$1,487	$1,177

Cash flows from operating activities	$632	$588
Net changes in working capital balances	137	62
Changes in due to or from related parties	(11)	18
Other expenses(3)	14	1
Gain on disposal(1)	-	53
Dividends received from equity-accounted investments	(6)	(19)
Share of cash-earnings from equity-accounted investments	9	20
Distributions to preferred limited partners	(15)	(1)
Cash portion of non-controlling interests	(341)	(255)
Funds From Operations(2)	419	467
Adjusted sustaining capital expenditures(4)	(67)	(60)
Adjusted Funds From Operations	$352	$407

Net (loss) income attributable to LP Units, Redeemable/Exchangeable
partnership units, and GP interest	$(65)	$3
Basic and diluted (loss) earnings per LP Units, Redeemable/
Exchangeable partnership units, and GP interest(5)	$(0.23)	$0.01
	Average FX rates to USD
C$	1.33	1.28
	€0.90	0.90
R$	3.49	3.33
GBP	0.74	0.65
COP	3,045	-

(1)       In 2015, the sale of the 102 MW wind facility in California resulted in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility, and is net of the cash portion of non-controlling interests.

(2)       Non-IFRS measures. See “PART 5 – Proportionate Information”, “PART 9 - Presentation to Stakeholders and Performance Measurement” and “PART 10 - Cautionary Statements”.

(3)       Primarily acquisition costs related to growth in the portfolio and non-cash interest expense.

(4)       Based on long-term sustaining capital expenditure plans.

(5)       Weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest outstanding during the year totaled 288.7 million (2015: 275.6 million).

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

GENERATION AND FINANCIAL REVIEW FOR THE YEAR ENDED DECEMBER 31, 2015

The following table reflects the actual and long-term average generation for the year ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2015	2014	2015	2014	2015	2014
Hydroelectric
North America(1)	14,938	15,863	16,540	15,917	(1,602)	(54)	(925)
Brazil	3,691	3,371	4,024	3,614	(333)	(243)	320
	18,629	19,234	20,564	19,531	(1,935)	(297)	(605)
Wind
North America(2)	1,952	2,212	2,464	2,591	(512)	(379)	(260)
Europe	1,551	891	1,493	826	58	65	660
Brazil	447	-	442	-	5	-	447
	3,950	3,103	4,399	3,417	(449)	(314)	847
Other	753	211	580	348	173	(137)	542
Total	23,332	22,548	25,543	23,296	(2,211)	(748)	784

(1)       Includes actual generation and long-term average generation for United States of 10,128 GWh and 11,367 GWh, respectively (2014: 10,293 GWh and 10,785 GWh, respectively) and for Canada of 4,810 GWh and 5,173 GWh, respectively (2014: 5,570 GWh and 5,132 GWh, respectively).

(2)       Includes actual generation and long-term average generation for United States 936 GWh and 1,267 GWh, respectively (2014: 1,170 GWh and 1,394 GWh, respectively) and for Canada of 1,016 GWh and 1,197 GWh, respectively (2014: 1,042 GWh and 1,197 GWh, respectively).

The hydroelectric portfolio in North America and Brazil experienced lower generation during the year ended December 31, 2015 resulting in a 1,683 GWh decrease compared to the same period of 2014. While hydrological conditions were below the long-term average across North America, particularly in the first two quarters of 2015, inflows improved in the fourth quarter of 2015 and were used to replenish reservoirs. Hydrology continued to improve in the fourth quarter of 2015 in Brazil. In this period we also reached an agreement with the Brazilian government to recover revenues equivalent to generation of 278 GWh as compensation for system-wide curtailments in 2015.

The Irish wind portfolio generated 32 GWh ahead of 2014 due to improved wind conditions throughout 2015. This performance was, however, offset by a 146 GWh decrease in generation across our North American wind portfolio due to weak conditions predominantly experienced during the first half of 2015. Generation from 2014 includes 114 GWh related to the 102 MW wind facility in California sold in 2015.

The 433 MW hydroelectric, wind and biomass portfolio in Brazil and 123 MW wind portfolio in Portugal acquired in 2015 contributed 1,371 GWh and 267 GWh, respectively. Contributions from Irish wind assets commissioned during 2015 were 361 GWh. The incremental generation from a full year’s contribution from hydroelectric facilities acquired and commissioned in 2014 was 601 GWh, which brought the total contribution from the growth in the portfolio to 2,600 GWh. This was below the long term average of 2,728 GWh.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table presents selected financial information for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Revenues	$1,628	$1,704
Other income(1)(2)	81	10
Share of cash-earnings from equity-accounted investments	20	26
Direct operating costs	(552)	(524)
Adjusted EBITDA(3)	1,177	1,216
Management service costs	(48)	(51)
Fixed earnings adjustment (4)	-	11
Interest expense – borrowings	(429)	(415)
Current income tax	(18)	(18)
Distributions to preferred limited partners	(1)	-
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries(1)	(184)	(145)
Preferred equity	(30)	(38)
Funds From Operations(3)	467	560

(1)       In 2015, the sale of the 102 MW wind facility in California resulted in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility, and is net of the cash portion of non-controlling interests.

(2)       In 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these agreements in exchange for compensation of $17 million.

(3)       Non-IFRS measures. See “PART 9 - Presentation to Stakeholders and Performance Measurement” and “PART 10 - Cautionary Statements”.

(4)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014.The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

Revenues for the year ended December 31, 2015 totaling $1,628 million represent a decrease of $76 million over the same period of 2014.

The North American hydroelectric portfolio’s decrease in generation combined with a relatively lower pricing environment, particularly in the first quarter of 2015, impacted revenues by $110 million. In Brazil, strong power prices captured from un-contracted power in our hydroelectric portfolio were partially offset by lower hydrology resulting in an increase in revenues of $7 million.

The North American wind portfolio’s decrease in generation was partially offset by improved wind conditions in Ireland and escalations in our power purchase agreements resulting in a net $4 million impact to revenues. As the 102 MW wind facility in California was sold at the beginning of the third quarter of 2015, the decrease in contributions to revenues from the prior year amounted to $13 million.

The portfolio acquired during 2015 in Brazil and the wind portfolio in Portugal contributed $65 million and $28 million, respectively. Revenues from our Irish wind assets commissioned in 2015 totaled $57 million while the incremental revenues from a full year’s contribution of facilities acquired or commissioned in 2014 totaled $45 million. The total revenue from the growth in the portfolio was $195 million.

The appreciation of the U.S. dollar compared to the same period of 2014, resulted in a $142 million reduction in revenues. This also affected operating and borrowing costs and, with the effect of the ongoing foreign currency hedging program, reduced the net impact on Funds From Operations to $24 million.

The average total revenue per MWh of $70 decreased $7 per MWh, primarily reflecting the appreciation of the U.S. dollar impacting our revenues denominated in Canadian dollars, Euros and the Brazilian Real.

Direct operating costs totaling $552 million represent an increase of $28 million, primarily reflecting the growth in our portfolio.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Interest expense totaling $429 million represents an increase of $14 million. The borrowing costs attributable to the growth in our portfolio and the issuance of C$400 million of medium-term corporate notes were partly offset by the savings attributable to repayments on certain subsidiary borrowings.

Management service costs totaling $48 million represent a decrease of $3 million, which was primarily attributable to the appreciation of the U.S. dollar.

The cash portion of non-controlling interests totaling $214 million represent an increase of $31 million. The increase related to the growth in our portfolio was partially offset by the decrease in performance from certain assets in our portfolio.

Funds From Operations totaling $467 million represent a decrease of $93 million, reflecting the variances described above. The growth in our portfolio contributed $24 million to Funds From Operations.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2015
	North
	America	Colombia		Brazil	Total
Generation (GWh) – LTA	16,540		N/A	4,024	20,564
Generation (GWh) – actual	14,938		N/A	3,691	18,629
Revenues	$1,003	$	N/A	$225	$1,228
Adjusted EBITDA(1)	708		N/A	188	896
Funds From Operations(1)	$390	$	N/A	$136	$526
(MILLIONS, EXCEPT AS NOTED)	2014
	North
	America	Colombia		Brazil	Total
Generation (GWh) – LTA	15,917		N/A	3,614	19,531
Generation (GWh) – actual	15,863		N/A	3,371	19,234
Revenues	$1,113	$	N/A	$265	$1,378
Adjusted EBITDA(1)	808		N/A	198	1,006
Funds From Operations(1)	$499	$	N/A	$149	$648

(1)            Non-IFRS measures. See “PART 9 - Presentation to Stakeholders and Performance Measurement” and “PART 10 - Cautionary Statements”.

North America

Generation from the portfolio was 14,938 GWh, below the long-term average of 16,540 GWh and lower than the 2014 generation of 15,863 GWh. While we experienced lower generation in North America relative to the long-term average and the 2014 generation, inflows in the fourth quarter of 2015 returned to the long-term average. Our facilities, most notably in New York, Louisiana, New England, Ontario and Quebec experienced lower generation resulting in a 1,526 GWh decrease compared to 2014. Our facilities in Canada had benefited from higher than normal inflows in 2014. The incremental generation from a full year’s contribution from facilities acquired or commissioned in 2014 was 601 GWh.

Revenues totaling $1,003 million represent a decrease of $110 million. Relatively lower generation compared to 2014 impacted revenues by $101 million. Revenues from lower merchant pricing were partially offset by the annual escalations in our power purchase agreements for a net impact of $9 million. A full year’s contribution from facilities acquired and commissioned in 2014 resulted in incremental revenues of $38 million and $7 million, respectively.

The appreciation of the U.S. dollar impacted Canadian dollar revenues by $45 million, but operating and borrowing costs were also affected and the net impact was largely offset by our foreign currency hedging program.

Funds From Operations totaling  $390  million represent a decrease of $109 million.

Brazil

Generation from the portfolio was 3,691 GWh, below the long-term average of 4,024 GWh and higher than the 2014 generation of 3,371 GWh. Hydrology continued to improve in the fourth quarter of 2015. In this period we reached an agreement with the Brazilian government to recover revenues equivalent to generation of 278 GWh as compensation for system-wide curtailments in 2015. Our facilities acquired during 2015 contributed 477 GWh which was below the long-term average of 498 GWh.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Revenues totaling $225 million represent a decrease of $40 million. The relatively stronger power prices we were able to capture by maintaining a lower level of contracted power in the portfolio, the aforementioned recovery relating to curtailment, and the amounts received for the settlement of matters related to the delayed completion of a hydroelectric facility in Brazil were partially offset by the lower generation, resulting in a net increase in revenues of $7 million. The appreciation of the U.S. dollar impacted revenues by $72 million, but also affected operating and borrowing costs, resulting in a net decrease in Funds From Operations of $39 million.

The facilities acquired during 2015 contributed $25 million of revenues.

Funds From Operations totaling $136 million represent a decrease of $13 million. Our election to not renew expired concession agreements for two Brazilian facilities resulted in compensation of $17 million and the contribution from the growth in the portfolio was $4 million.

WIND

The following table reflects the results of our wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2015
	North
	America	Europe	Brazil	Total
Generation (GWh) – LTA	2,464	1,493	442	4,399
Generation (GWh) – actual	1,952	1,551	447	3,950
Revenues	$206	$138	$22	$366
Adjusted EBITDA(1)	162	103	21	286
Funds From Operations(1)	$76	$32	$5	$113
(MILLIONS, EXCEPT AS NOTED)	2014
	North
	America	Europe	Brazil		Total
Generation (GWh) – LTA	2,591	826		N/A	3,417
Generation (GWh) – actual	2,212	891		N/A	3,103
Revenues	$252	$45	$	N/A	$297
Adjusted EBITDA(1)	191	29		N/A	220
Funds From Operations(1)	$80	$18	$	N/A	$98

(1)            Non-IFRS measures. See “PART 9 - Presentation to Stakeholders and Performance Measurement” and “PART 10 - Cautionary Statements”.

North America

Generation from the portfolio was 1,952 GWh, below the long-term average of 2,464 GWh and lower than 2014 generation of 2,212 GWh. The decrease is primarily attributable to weak wind conditions in California during the first half of 2015. As the 102 MW wind facility in California was sold at the beginning of the third quarter of 2015, the decrease in contributions amounted to 114 GWh in generation, $13 million in revenues, and $1 million in Funds From Operations.

Revenues totaling $206 million represent a decrease of $46 million. Revenues from lower generation were partially offset by annual escalations in our power purchase agreements resulting in a net impact of $18 million. The appreciation of the U.S. dollar impacted revenues by $15 million but also affected operating and borrowing costs and the net result was a decrease in Funds From Operations of $7 million.

Funds From Operations totaling $76 million represent a decrease of $4 million. Our share of the gain on the 2015 sale of the wind facility was $12 million. Also impacting Funds From Operations were

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

savings attributable to normal course repayments on certain subsidiary borrowings, operating cost containment initiatives, and the lower cash portion of non-controlling interests attributable to a decrease in performance at our California facilities.

Europe

Generation from the portfolio of 1,551 GWh was above the long-term average of 1,493 GWh and higher than 2014 generation of 891 GWh.

Our portfolio generated 32 GWh ahead of 2014 due to improved wind conditions throughout 2015, and representing a return to normal wind conditions.

Our 123 MW wind portfolio in Portugal acquired in 2015 contributed 267 GWh. Contributions from Irish wind assets commissioned during 2015 were 361 GWh which brought the total contribution from the growth in the portfolio to 628 GWh. This was in line with long term average.

Revenues and Funds From Operations totaled $138 million and $32 million, respectively. The Irish and Portuguese portfolios contributed Funds From Operations of $26 million and $6 million, respectively.

Brazil

Our 150 MW facilities in Brazil acquired in 2015 contributed 447  GWh which was above the long-term average 442  GWh.

Revenues and Funds From Operations totaled $22  million and $5 million, respectively.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Net income	$103	$203
Management service costs	48	51
Share of non-cash loss from equity-accounted investments	10	23
Unrealized financial instruments loss	9	(10)
Depreciation	616	548
Other	63	(3)
Income tax recovery
Current	18	18
Deferred	(78)	(29)
Interest expense - borrowings	429	415
Cash portion of non-controlling interests(1)	(41)	-
Adjusted EBITDA(2)	$1,177	$1,216

Cash flows from operating activities	$588	$700
Net changes in working capital balances	62	20
Changes in due to or from related parties	18	10
Other expenses	1	6
Gain on disposal(1)	53	-
Fixed earnings adjustment(3)	-	11
Dividends received from equity-accounted investments	(19)	(30)
Share of cash-earnings from equity-accounted investments	20	26
Distributions to preferred limited partners	(1)	-
Cash portion of non-controlling interests	(255)	(183)
Funds From Operations(2)	467	560
Adjusted sustaining capital expenditures(4)	(60)	(58)
Adjusted Funds From Operations	$407	$502

Net income attributable to LP Units, Redeemable/Exchangeable
partnership units, and GP interest	$3	$114
Basic and diluted earnings per LP Units, Redeemable/
Exchangeable partnership units, and GP interest(5)	$0.01	$0.42
	Average FX rates to USD
C$	1.28	1.10
	€0.90	0.75
R$	3.33	2.35
GBP	0.65	-

(1)       In 2015, the sale of the 102 MW wind facility in California resulted in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility, and is net of the cash portion of non-controlling interests.

(2)       Non-IFRS measures. See “PART 9 - Presentation to Stakeholders and Performance Measurement” and “PART 10 - Cautionary Statements”.

(3)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014.The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(4)       Based on long-term sustaining capital expenditure plans.

(5)       Weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest outstanding during 2015 totaled 275.6 million (2014: 271.1 million).

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

CONTRACT PROFILE

We operate the business on a largely contracted basis to ensure a high degree of predictability in Funds From Operations. We have long-term power purchase agreements with a weighted-average remaining duration of 16 years (on a proportionate basis). We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.

The following table sets out contracts over the next five years for generation output assuming long-term average on a proportionate basis:

FOR THE YEAR ENDED DECEMBER 31	2017	2018	2019	2020	2021
Generation (GWh)
Contracted(1)
Hydroelectric
North America(2)	12,764	11,979	11,344	9,764	8,995
Colombia	2,443	1,838	1,187	546	248
Brazil	3,403	3,118	2,954	2,579	1,800
	18,610	16,935	15,485	12,889	11,043
Wind
North America	1,708	1,708	1,708	1,708	1,708
Europe	574	612	612	558	558
Brazil	233	233	233	233	217
	2,515	2,553	2,553	2,499	2,483
Other	283	305	305	305	252
	21,408	19,793	18,343	15,693	13,778
Uncontracted	2,028	3,681	5,131	8,016	9,931
Long-term average on a proportionate basis(3)	23,436	23,474	23,474	23,709	23,709
Non-controlling interests	18,177	18,236	18,236	18,411	18,411
Total long-term average	41,613	41,710	41,710	42,120	42,120

Contracted generation - as at December 31, 2016
% of total generation on a proportionate basis	91%	84%	78%	66%	58%
% of total generation	84%	72%	61%	50%	42%

Price per MWh - total generation on a
proportionate basis	$68	$69	$71	$74	$77
Price per MWh - total generation	$64	$66	$70	$74	$77

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract. In the years 2018-2019 and 2020-2021 there is 38 GWh and 273 GWh, respectively, contributed from assets under construction that meet the aforementioned conditions.

(2)            Includes generation of 1,410 GWh for 2017 and 624 GWh for 2018 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets and our share of assets we manage.

The contract profile reflects power purchase agreements and financial contracts associated with the following acquisitions and assets commissioned during the year ended December 31, 2016:

•         3,032 MW hydroelectric and Co-gen portfolio in Colombia

•         296 MW hydroelectric portfolio in Pennsylvania

•         51 MW hydroelectric portfolio in Brazil

•         55 MW biomass facility in Brazil

We remain focused on re-contracting our generation on acceptable terms, once existing contracts expire, and will do so opportunistically at prices aligned with or above our long-term view.

The majority of Brookfield Renewable’s long-term power purchase agreements are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation on a proportionate basis under power purchase agreements is comprised of Brookfield (42%), public power authorities (17%), industrial users (28%) and distribution companies (13%).

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

PART 3 - liquidity and capital Resources

Capitalization, long-term borrowings and available liquidity

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis. As at December 31, 2016, long-term indebtedness increased from December 31, 2015 due primarily to portfolio growth.

The following table summarizes the total capitalization and debt to total capitalization using book values as at December 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Credit facilities(1)	$673	$368
Corporate borrowings(2)	1,556	1,368
Subsidiary borrowings(3)	7,953	5,602
Long-term indebtedness	10,182	7,338
Deferred income tax liabilities, net of deferred income tax assets	3,652	2,538
Equity	12,672	8,763
Total capitalization	$26,506	$18,639
Debt to total capitalization	38%	39%

(1)            Unsecured corporate credit facilities guaranteed by Brookfield Renewable.

(2)            Amounts are unsecured and guaranteed by Brookfield Renewable.

(3)            Asset-specific, non-recourse borrowings secured against the assets of certain Brookfield Renewable subsidiaries.

During the year ended December 31, 2016 we completed the following financings:

Corporate borrowings and credit facilities

•          Issued C$500 million ($383 million) of medium-term corporate notes and repaid our Series 6 notes (C$300 million) which resulted in a decrease in our weighted-average interest rate on the corporate borrowings from 5.0% to 4.5% while increasing the weighted-average term from 6.5 years to 7.4 years

•          Increased the available amount of our corporate credit facilities from $1,560 million to $1,690 million and extended the maturity to June 30, 2021

•          Subsequent to the year-end we increased the committed unsecured revolving credit facility provided by Brookfield to $400 million. See – “PART  4 - Additional Financial Information”

Subsidiary borrowings

In North America, financings executed during the year resulted in a reduction of the average interest rate by approximately 10 bps while also increasing the average term by approximately half-year.

Overall, the average interest rate increased and the average term of subsidiary borrowings decreased from December 31, 2015 primarily due to the addition of financing related to our Colombian portfolio.

During the year we completed financings of over $2.7 billion:

North America

•         $500 million related to a 417 MW hydroelectric facility in Pennsylvania

•          $315 million associated with recently acquired 296 MW hydroelectric portfolio in Pennsylvania

•         $212 million associated with a 150 MW wind portfolio in California

•         $190 million associated with a 377 MW hydroelectric portfolio in Tennessee and North Carolina

•          C$150 million ($112 million) associated with a 488 MW hydroelectric portfolio in Ontario

•         Over $200 million associated with a number of hydroelectric portfolios and one wind facility totaling 559 MW as well as a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Colombia

•          $750 million financing with respect to the acquisition of Isagen

•          COP 367 billion ($122 million) amendment to extend its maturity to December 2025

•         COP 300 billion ($101 million) bond financing

Europe

•          €88 million ($98 million) associated with our 123 MW wind portfolio in Portugal

•         £43 million ($55 million) associated with two wind facilities with aggregate capacity of 29 MW in Ireland

Brazil

•          R$137 million ($44 million) financing with respect to a 25 MW hydroelectric facility currently under construction

The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2016	2015
Consolidated cash and cash equivalents	$223	$63
Less: cash and cash equivalents attributable to
participating non-controlling interests in operating subsidiaries	(135)	(23)
Brookfield Renewable's share of cash and cash equivalents	88	40
Available-for-sale securities	136	14
Credit facilities
Authorized credit facilities	1,890	1,760
Draws on credit facilities	(673)	(368)
Issued letters of credit	(250)	(218)
Available portion of credit facilities	967	1,174
Available liquidity	$1,191	$1,228

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment-grade basis. Principal sources of liquidity are cash flows from operations, our credit facilities and proceeds from the issuance of securities through public markets.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Long-term debt and credit facilities

The following table summarizes our undiscounted principal repayments and interest payable as at December 31, 2016:

(MILLIONS)	2017	2018	2019	2020	2021	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities	-	349	-	345	462	1,079	$2,235
Subsidiary borrowings	1,034	300	556	1,025	933	4,177	8,025
	1,034	649	556	1,370	1,395	5,256	10,260
Unamortized financing fees, net of
unamortized premiums							(78)
							10,182
Equity-accounted investments	1	6	5	6	6	409	433
							$10,615
Interest payable(1)
Corporate borrowings and
credit facilities	83	79	72	72	50	218	$574
Subsidiary borrowings	506	452	431	375	290	1,231	3,285
Equity-accounted investments	20	25	20	20	20	69	174
	609	556	523	467	360	1,518	$4,033

(1)            Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

Subsidiary borrowings maturing in 2017 are expected to be refinanced or repaid at or in advance of maturity. This includes our hydroelectric portfolios in New England and New York.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2021 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities as at December 31 are as follows:

	Average term (years)		Average interest rate (%)
	2016	2015	2016	2015
Corporate borrowings	7.4	6.5	4.5	5.0
Credit facilities	4.5	4.5	1.9	1.4
Subsidiary borrowings	9.0	9.3	6.4	5.5
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2016	2015	2014
Cash flow provided by (used in):
Operating activities	$632	$588	$700
Financing activities	2,709	(33)	1,299
Investing activities	(3,191)	(623)	(2,037)
Foreign exchange gain (loss) on cash	10	(19)	(15)
Increase (decrease) in cash and cash equivalents	$160	$(87)	$(53)

Cash and cash equivalents as at December 31, 2016 totaled $223 million, representing an increase of $160 million since December 31, 2015.

Operating Activities

Cash flows provided by operating activities totaling $632 million for the year ended December 31, 2016 represent a year-over-year increase of $44 million.

Cash flows provided by operating activities totaling $588 million for the year ended December 31, 2015 represent a year-over-year decrease of $112 million primarily attributable to the decrease in Funds From Operations and changes in working capital balances.

Net change in working capital

The net change in working capital balances shown in the consolidated statements of cash flows for the year ended December 31 is comprised of the following:

(MILLIONS)	2016	2015	2014
Trade receivables and other current assets	$30	$(72)	$20
Accounts payable and accrued liabilities	(160)	2	(54)
Other assets and liabilities	(7)	8	14
	$(137)	$(62)	$(20)

Financing Activities

Cash flows provided by financing activities totaled $2,709 million for the year ended December 31, 2016. Long-term debt – borrowings totaling $3,477 million were related to the growth in our portfolio, our subsidiary financing initiatives and the issuance of corporate medium-term notes. Long-term debt – repayments totaling $1,975 million were related to the repayment of our Series 6, medium-term notes upon maturity and our subsidiary financing initiatives. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio with our institutional partners and amounted to $2,621 million. An amount of $1,540 million was paid for the shares owned by public shareholders of Isagen, in regards to the mandatory tender offers (“MTOs”), which included $6 million in related acquisition costs. The issuance of LP units and Preferred LP units provided net proceeds of $657 million and $147 million, respectively. See “PART 4 - Additional Financial Information”.

For the year ended December 31, 2016, distributions paid to unitholders of Brookfield Renewable or BRELP were $522 million (2015: $461 million and 2014: $480 million). We increased our distributions to $1.78 per LP Unit, an increase of 12 cents per LP Unit which took effect in the first quarter of 2016. The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $156 million (2015: $239 million and 2014: $188 million). See “PART 3 – Liquidity and Capital Resources” for further details.

Cash flows used in financing activities totaled $33 million for the year ended December 31, 2015. Long-term debt – borrowings were $944 million, and related to the growth in our portfolio and the

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

issuance of medium-term corporate notes during the first quarter of 2015. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $855 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio, and amounted to $460 million. The issuance of 7,000,000 Class A, Series 7 Preferred LP Units at a price of C$25 per unit resulted in net proceeds of $128 million.

Investing Activities

Cash flows used in investing activities for the year ended December 31, 2016 totaled $3,191 million. Our investment in Isagen, a hydroelectric portfolio in Brazil, a hydroelectric portfolio in Pennsylvania and a wind development project in Ireland totaled $2,769 million, net of cash acquired. Our investment in the development of power generating assets and sustainable capital expenditures was $251 million and $118 million, respectively. Our investment in available-for-sale securities amounted to $60 million.

Cash flows used in investing activities for the year ended December 31, 2015 totaled $623 million. Our investments were with respect to the acquisition of a 488 MW renewable power portfolio in Brazil, a 123 MW wind portfolio in Portugal, and a wind development pipeline of approximately 1,200 MW in Scotland. When combined, these investments totaled $663 million, net of cash acquired. Proceeds from the sale of the 102 MW wind facility in California were $143 million. Our continued investment in the development and construction of power generating assets was $191 million and sustainable capital expenditures totaled $94 million. Capital distributions received from our equity-accounted investments were $144 million.

SHARES AND UNITS OUTSTANDING

Shares and units outstanding as at December 31 are as follows:

	2016	2015
Class A Preference Shares
Balance, beginning of year	33,921,463	34,000,000
Repurchase of Preference shares for cancellation	-	(78,537)
Preference Shares exchanged for Preferred LP Units	(2,885,496)	-
Balance, end of year	31,035,967	33,921,463
Class A Preferred LP Units
Balance, beginning of year	7,000,000	-
Issuance of Preferred LP Units	8,000,000	7,000,000
Preference Shares exchanged for Preferred LP Units	2,885,496	-
Balance, end of year	17,885,496	7,000,000

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	143,188,170	143,356,854
Issuance of LP Units	23,352,208	-
Distribution reinvestment plan	298,946	171,605
Repurchase of LP Units for cancellation	-	(340,289)
Balance, end of year	166,839,324	143,188,170

Total LP Units on a fully-exchanged basis(1)	296,497,947	272,846,793

(1)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

DIVIDENDS AND DISTRIBUTIONS

Dividends and distributions declared and paid for the year ended December 31 are as follows:

	Declared			Paid
(MILLIONS)	2016	2015	2014	2016	2015	2014
Class A Preference Shares	$25	$30	$38	$25	$31	$39
Class A Preferred LP Units	$15	$1	$-	$12	$-	$-
Participating non-controlling
interests - in operating subsidiaries	$119	$208	$149	$119	$208	$149

GP interest and Incentive distributions	$24	$12	$6	$23	$12	$6
Redeemable/Exchangeable partnership units	$232	$217	$201	$230	$216	$231
LP Units	$281	$239	$216	$269	$233	$243

LP Unitholder distributions on an annualized, per LP Unit basis, were increased as follows:

Date of	Amount of	Total	Distribution
Increase	Increase	Distribution	Effective Date
February 2014	$0.10	$1.55	March 2014
February 2015	$0.11	$1.66	March 2015
February 2016	$0.12	$1.78	March 2016
February 2017	$0.09	$1.87	March 2017

Contractual obligations

Development and construction

The remaining development project costs on two Brazilian hydroelectric projects totaling 47 MW and two wind projects totaling 43 MW in Europe are expected to be $125 million. One hydroelectric project with a capacity of 28 MW and the two wind projects are expected to be fully operational in 2017. The 19 MW hydroelectric project is expected to be fully operational in 2018. The remaining construction costs associated with the 25 MW hydroelectric facility commissioned in Brazil subsequent to year-end are expected to be $8 million.

Commitments and contingencies

In December 2016, Brookfield Renewable with institutional partners entered into an agreement to acquire a portfolio of 16 hydroelectric generating stations with an aggregate capacity of 230 MW located in Spain and France for a total enterprise value of €275 million. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the second quarter of 2017. Brookfield Renewable will retain approximate 29% economic interest in the portfolio.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

As at December 31, 2016, we had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)
2017	$29
2018	28
2019	27
2020	26
2021	25
Thereafter	219
Total	$354

Brookfield Renewable, on behalf of its subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. See “PART 3 - Liquidity and Capital Resources” for further details.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at December 31, 2016, the letters of credit issued were $66 million (December 31, 2015: $71 million).

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2016, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $483 million and $16 million, respectively (December 31, 2015: $118 million and $16 million, respectively).

An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored infrastructure funds to fund these target acquisitions in the future, if and when identified.

Guarantees

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnities prevent us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-STATEMENT OF FINANCIAL POSITION Arrangements

Brookfield Renewable has no off-statement of financial position financing arrangements.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

PART 4 - ADDITIONAL FINANCIAL INFORMATION

property, plant and equipment

Property, plant and equipment, at fair value totaled $25.3 billion as at December 31, 2016 as compared to $18.4 billion as at December 31, 2015. During the year ended December 31, 2016, the acquisition of our Colombian Portfolio, North American Portfolio, Brazilian Portfolio and European Wind Development Project totaled $5,741 million. The development and construction of power generating assets totaled $358 million. The fair value impact of changes in discount rates, short-term electricity prices and other items was $190 million, $89 million and $48 million respectively. The revaluation of assets under construction resulted in an increase in fair value of $58 million. The depreciation of the U.S. dollar increased property, plant and equipment, at fair value by $1,069 million and was largely attributable to assets in Colombia and Brazil. The Colombian Peso appreciated 12% since the acquisition of the Colombian Portfolio and the Brazilian Real appreciated 22% over the same period of the previous year. The increase in value from the appreciation of the Canadian dollar was offset by the depreciation of the Euro. See Note 11 – Property, plant and equipment, at fair value in the audited consolidated financial statements for information on the fair value revaluation assumptions used and sensitivity analysis.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 26 - Related Party Transactions in the audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

Brookfield Renewable has entered into agreements with Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which they provide Brookfield Renewable with access to short-term financing through the use of the funds credit facilities.

In December 2016, there was a draw for the full amount of the committed unsecured revolving credit facility provided by Brookfield Asset Management. Subsequent to year-end, the facility increased to $400 million. The interest expense on this facility, for the year ended December 31, 2016, was less than $1 million.

Brookfield has placed funds on deposit with Brookfield Renewable, subsequent to year-end and in the amount of $140 million. Interest earned on the deposits is at market terms.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table reflects the related party agreements and transactions on the audited annual consolidated statements of income, for the year ended December 31:

(MILLIONS)	2016	2015	2014
Revenues
Power purchase and revenue agreements	$527	$469	$433
Wind levelization agreement	8	6	6
	$535	$475	$439
Direct operating costs
Energy purchases	$(3)	$(5)	$(9)
Energy marketing fee	(23)	(22)	(21)
Insurance services	(40)	(30)	(29)
	$(66)	$(57)	$(59)
Management service costs	$(62)	$(48)	$(51)

EQUITY

Preferred equity

In June 2016, we announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable Power Preferred Equity Inc.’s (“BRP Equity”) intention to renew its normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, we are permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares. The bid will expire on June 26, 2017, or earlier should we complete the repurchases prior to such date. Shareholders may obtain a copy of the notice, free of charge, by contacting Brookfield Renewable.

Class A, Series 5 Preference Shares – Exchange offer

In November 2015, we announced our offer to exchange (the “Exchange Offer”) each issued and outstanding Class A, Series 5 Preference Share of BRP Equity with an annual dividend rate of 5.0% (the “Series 5 Preference Shares”) for one newly issued Class A, Series 5 Preferred LP Unit of Brookfield Renewable with an annual distribution rate of 5.59%.

The Exchange Offer was open for acceptance until, and completed on, February 8, 2016. On that date, a total of 2,885,496 Class A, Series 5 Preference Shares were tendered and exchanged for an equal number of Class A, Series 5 Preferred LP Units.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $19 million were accrued during the year ended December 31, 2016 (2015: $8 million).

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

Preferred limited partners’ equity

In May 2016, Brookfield Renewable issued 8,000,000, Series 9 Preferred LP Units at a price of C$25 per unit for gross proceeds of C$200 million ($152 million). Transaction costs of $5 million were incurred. The holders of the Series 9 Preferred LP Units will be entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.4375 per unit, a yield of 5.75%, for the initial period ending on July 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the sum of the 5-year Government of Canada bond yield plus 5.01%, and (ii) 5.75%. The Series 9 Preferred LP Units are redeemable at Brookfield Renewable’s option only on or after July 31, 2021.

The holders of Series 9 Preferred LP Units will have the right, at their option, to convert their Series 9 Preferred LP Units into Series 10 Preferred LP Units, subject to certain conditions, on July 31, 2021 and every five years thereafter. The holders of Series 10 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions at an annual rate equal to the 3-month T-Bill yield plus 5.01%.

The Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2016, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

Limited partners’ equity

In June 2016, Brookfield Renewable completed a bought deal LP Unit offering (the “Offering”) which included 12,253,250 LP Units (including 1,598,250 LP Unit issued under the over-allotment option) at a price of C$37.55 per LP Unit (the “Offering Price”) for gross proceeds of C$460 million ($359 million). Concurrent with the closing of this Offering, Brookfield Asset Management purchased 11,098,958 LP Units, at a price representing the Offering Price per LP Unit net of the underwriters’ fee payable by Brookfield Renewable, for gross proceeds of C$400 million ($313 million). Brookfield Asset Management owns, directly and indirectly, 180,784,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 61% of Brookfield Renewable on a fully-exchanged basis. Brookfield Renewable incurred $15 million transaction costs associated with the Offering.

In December 2016, we announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable to renew its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.3 million LP Units, representing approximately 5% of the issued and outstanding LP Units. The bid will expire on December 28, 2017, or earlier should Brookfield Renewable complete the repurchases prior to such date. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

PART 5 - PROPORTIONATE INFORMATION

GENERATION AND FINANCIAL REVIEW BY SEGMENTS

The following table reflects the actual and long-term average generation for the year ended December 31 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America(1)	12,165	11,773	13,250	12,998	(1,085)	(1,225)	392
Colombia	2,420	-	2,994	-	(574)	-	2,420
Brazil	3,078	3,158	3,760	3,447	(682)	(289)	(80)
	17,663	14,931	20,004	16,445	(2,341)	(1,514)	2,732
Wind
North America(2)	1,421	1,437	1,780	1,778	(359)	(341)	(16)
Europe	571	615	605	591	(34)	24	(44)
Brazil	266	186	245	184	21	2	80
	2,258	2,238	2,630	2,553	(372)	(315)	20
Other	301	493	264	319	37	174	(192)
Total	20,222	17,662	22,898	19,317	(2,676)	(1,655)	2,560

(1)       Includes actual generation and long-term average generation for United States of 6,950 GWh and 8,201 GWh, respectively (2015: 7,080 GWh and 7,949 GWh, respectively) and for Canada of 5,215 GWh and 5,049 GWh, respectively (2015: 4,693 GWh and 5,049 GWh, respectively).

(2)       Includes actual generation and long-term average generation for United States of 452 GWh and 583 GWh, respectively (2015: 421 GWh and 581 GWh, respectively) and for Canada of 969 GWh and 1,197 GWh, respectively (2015: 1,016 GWh and 1,197 GWh, respectively).

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations on a proportionate basis, and provides a reconciliation to net income and cash flows from operating activities for the year ended December 31:

	Brookfield Renewable's Share
	Hydroelectric			Wind			Other	Corporate	Total	Non-	2016		2015
	North			North						controlling
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil				interests
Revenues	814	192	183	151	55	17	31	1	1,444	1,008	2,452		1,628
Other income	24	3	13	-	-	-	(1)	8	47	17	64		81
Share of cash earnings from	-			-					-
equity-accounted investments	6	-	3	-	-	-	-	-	9	-	9		20
Direct operating costs	(294)	(107)	(69)	(36)	(23)	(4)	(13)	(24)	(570)	(468)	(1,038)		(552)
Adjusted EBITDA(1)	550	88	130	115	32	13	17	(15)	930	557	1,487	-	1,177
Management service costs	-	-	-	-	-	-	-	(62)	(62)	-	(62)		(48)
Interest expense - borrowings	(176)	(36)	(24)	(41)	(14)	(7)	(1)	(91)	(390)	(216)	(606)		(429)
Current income taxes	(4)	(6)	(9)	-	-	-	-	-	(19)	(25)	(44)		(18)
Distributions to preferred limited partners	-	-	-	-	-	-	-	(15)	(15)	-	(15)		(1)
Cash portion of non-controlling interests	-
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	(316)	(316)		(184)
Preferred equity	-	-	-	-	-	-	-	(25)	(25)	-	(25)		(30)
Funds From Operations(1)	370	46	97	74	18	6	16	(208)	419	-	419		467
Adjusted sustaining capital expenditures(2)											(67)		(60)
Adjusted Funds From Operations(1)											352		407
Adjusted sustaining capital expenditures(2)											67		60
Cash portion of non-controlling interests											341		255
Distributions to preferred limited partners											15		1
Depreciation and amortization											(781)		(616)
Unrealized financial instrument loss											(4)		(9)
Share of non-cash earnings from equity-
accounted investments											(9)		(10)
Deferred income tax recovery											97		78
Other											(38)		(63)
Net income											40		103
Adjustments for non-cash items											712		546
Dividends received from equity-
accounted investments											6		19
Changes in due to or from related parties											11		(18)
Net change in working capital balances											(137)		(62)
Cash flows from operating activities											632		588

(1)         Non-IFRS measures. See “PART 9 - Presentation to Stakeholders and Performance Measurement” and “PART 10 - Cautionary Statements”.

(2)         Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2016			2015
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings	4.5	7.4	$1,562	5.0	6.5	$1,373
Credit facilities	1.9	4.5	673	1.4	4.5	368
Subsidiary borrowings
North America	5.6	9.6	3,670	5.8	10.2	3,512
Colombia	9.8	6.9	468	-	-	-
Europe	3.7	11.1	253	3.9	11.0	250
Brazil	10.1	11.7	263	9.8	11.3	207
	6.2	9.6	4,654	5.6	9.6	3,969
Total debt			$6,889			$5,710
Unamortized financing fees, net of
unamortized premiums(1)			(45)			(37)
Brookfield Renewable's share			6,844			5,673
Non-controlling interests			3,338			1,665
As per IFRS Statements			$10,182			$7,338

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

The following table summarizes our undiscounted principal repayments on a proportionate basis as at December 31, 2016:

(MILLIONS)	2017	2018	2019	2020	2021	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities	$-	349	-	345	462	1,079	$2,235
Subsidiary borrowings	750	160	221	513	302	2,708	4,654
	750	509	221	858	764	3,787	6,889
Unamortized financing fees, net of
unamortized premiums							(45)
							6,844
Equity-accounted investments	1	3	3	3	3	220	233
							$7,077
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

PART 6 - SELECTED ANNUAL AND QUARTERLY INFORMATION

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2016	2015	2014	2013	2012
Operational information:
Capacity (MW)	10,731	7,284	6,707	5,849	5,304
Total generation (GWh)
Long-term average generation	39,948	25,543	23,296	21,836	18,202
Actual generation	34,071	23,332	22,548	22,222	15,942
Average revenue ($ per MWh)	72	70	77	77	82

Proportionate generation (GWh)
Long-term average generation	22,898	19,317	18,607	18,286	16,362
Actual generation	20,222	17,662	18,173	18,927	14,376
Average revenue ($ per MWh)	71	71	78	79	84

Additional financial information:
Revenues	$2,452	$1,628	$1,704	$1,706	$1,309
Adjusted EBITDA(1)	1,487	1,177	1,216	1,208	852
Funds From Operations(1)	419	467	560	594	347
Adjusted Funds From Operations(1)	352	407	502	538	295
Net income (loss)	40	103	203	215	(95)
Funds From Operations per LP Unit(1)(2)	1.45	1.69	2.07	2.24	1.31
Distribution per LP Unit	1.78	1.66	1.55	1.45	1.38
AS AT DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2016	2015	2014	2013	2012
Property, plant and equipment, at fair value	$25,257	$18,358	$18,566	$15,741	$15,702
Equity-accounted investments	206	197	273	290	344
Total assets	27,737	19,507	19,849	16,999	16,943

Long-term debt and credit facilities	10,182	7,338	7,678	6,623	6,119
Deferred income tax liabilities	3,802	2,695	2,637	2,265	2,349
Total liabilities	15,065	10,744	10,968	9,463	9,135

Participating non-controlling interests - in
operating subsidiaries	5,589	2,587	2,062	1,303	1,028
General partnership interest in a holding
subsidiary held by Brookfield	55	52	59	54	63
Participating non-controlling interests - in
a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	2,680	2,559	2,865	2,657	3,070
Preferred equity	576	610	728	796	500
Preferred limited partners' equity	324	128	-	-	-
Limited partners' equity	3,448	2,827	3,167	2,726	3,147
Total equity	12,672	8,763	8,881	7,536	7,808
Debt to capitalization	38%	39%	40%	41%	38%

(1)       Non-IFRS measures. See “PART 5 – Proportionate Information”, “PART 9 - Presentation to Stakeholders and Performance Measurement” and “PART 10 - Cautionary Statements”.

(2)       For the year ended December 31, 2016, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 288.7 million (2015: 275.6 million, 2014: 271.1 million, 2013: 265.3 million and 2012: 265.2 million).

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The following is a summary of unaudited quarterly financial information for the last twelve consecutive quarters on a consolidated basis:

	2016				2015				2014
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) - LTA	10,608	9,345	10,951	9,044	6,369	5,459	7,199	6,516	5,770	5,065	6,440	6,021
Total Generation (GWh) - actual	8,728	7,522	8,792	9,029	6,117	4,992	6,400	5,823	5,839	4,383	6,341	5,985
Proportionate Generation (GWh) - LTA	5,887	5,206	6,336	5,469	4,759	4,104	5,479	4,975	4,532	4,023	5,280	4,772
Proportionate Generation (GWh) - actual	4,734	4,395	5,197	5,896	4,553	3,715	4,834	4,560	4,699	3,418	5,192	4,864
Revenues	$571	$580	$627	$674	$392	$337	$458	$441	$408	$342	$474	$480
Adjusted EBITDA(1)	323	332	377	455	258	242	339	338	273	223	360	360
Funds From Operations(1)	54	73	105	187	88	80	146	153	116	61	198	185
Net (loss) income	(1)	(19)	(19)	79	(10)	27	35	51	31	(25)	72	125
Funds From Operations per LP Unit	0.18	0.24	0.37	0.68	0.32	0.28	0.53	0.56	0.42	0.21	0.74	0.70
Distribution per LP Unit	0.445	0.445	0.445	0.445	0.415	0.415	0.415	0.415	0.3875	0.3875	0.3875	0.3875

(1)            Non-IFRS measures. See “PART 5 – Proportionate Information”, “PART 9 - Presentation to Stakeholders and Performance Measurement” and “PART 10 - Cautionary Statements”.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

FOURTH QUARTER REVIEW

The following table reflects the actual and long-term average generation for the three months ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America(1)	3,258	3,564	4,309	4,003	(1,051)	(439)	(306)
Colombia	3,634	-	3,888	-	(254)	-	3,634
Brazil	624	1,240	1,073	1,048	(449)	192	(616)
	7,516	4,804	9,270	5,051	(1,754)	(247)	2,712
Wind
North America(2)	495	535	562	562	(67)	(27)	(40)
Europe	376	479	458	443	(82)	36	(103)
Brazil	177	125	198	148	(21)	(23)	52
	1,048	1,139	1,218	1,153	(170)	(14)	(91)
Other	164	174	120	165	44	9	(10)
Total	8,728	6,117	10,608	6,369	(1,880)	(252)	2,611

(1)       Includes actual generation and long-term average generation for United States of 2,054 GWh and 3,092 GWh, respectively (2015: 2,546 GWh and 2,801 GWh, respectively) and for Canada of 1,204 GWh and 1,217 GWh, respectively (2015: 1,018 GWh and 1,202 GWh, respectively).

(2)       Includes actual generation and long-term average generation for United States of 175 GWh and 219 GWh, respectively (2015: 190 GWh and 219 GWh, respectively) and for Canada of 320 GWh and 343 GWh, respectively (2015: 345 GWh and 343 GWh, respectively).

See – “PART 9 - Presentation to Stakeholders and Performance Measurement” for information on long-term average, our participation in a Brazilian hydroelectric balancing pool and our performance measurement.

The hydroelectric portfolio generated 7,516 GWh, below the long-term average of 9,270 GWh and an increase of 2,712 GWh compared to the prior year. In our North American portfolio, generation at our existing facilities in the United States decreased by 652 GWh due primarily to drier than normal conditions. The decrease was partially offset by an increase in generation of 186 GWh in Canada primarily at our facilities in Ontario. In our Brazilian portfolio, generation was 681 GWh lower than the prior year due to lower inflows across the portfolio and an unplanned outage at one of our facilities. Our Colombian portfolio generated slightly below long-term average. The growth in our portfolio contributed 3,859 GWh.

The wind portfolio generated 1,048 GWh, below the long-term average of 1,218 GWh and a decrease of 91 GWh compared to the same period of the prior year. Generation was below the long-term average due primarily to wind conditions.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table presents selected financial information for the three months ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Revenues	$571	$392
Other income	9	6
Share of cash earnings from equity-accounted investments	1	2
Direct operating costs	(258)	(142)
Adjusted EBITDA(1)	323	258
Management service costs	(16)	(10)
Interest expense – borrowings	(159)	(103)
Current income taxes	(24)	(1)
Distributions to preferred limited partners	(4)	(1)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(60)	(48)
Preferred equity	(6)	(7)
Funds From Operations(1)	$54	$88

(1)       Non-IFRS measures. See “PART 9 - Presentation to Stakeholders and Performance Measurement” and “PART 10 - Cautionary Statements”.

Revenues totaling $571 million represent an increase of $179 million over the prior year.

Relatively lower generation across the portfolio and an unplanned outage at one of our hydroelectric facilities in Brazil impacted revenues by $35 million and $9 million, respectively.

In the fourth quarter of the prior year, revenues from our Brazil portfolio included a recovery relating to curtailment of $25 million.

The depreciation of the U.S. dollar contributed $13 million in revenues which also affected operating and borrowing costs for a net contribution of $8 million to Funds From Operations.

The growth in our portfolio contributed $235 million to revenues with the majority coming from our business in Colombia.

The average total revenue per MWh was $65, an increase of $1 per MWh. The depreciation of the U.S. dollar which benefited our revenues denominated in Canadian dollars, Euros and the Brazilian real and the increase in generation from assets with higher relative pricing was partially offset by the contributions from our recently acquired assets with relatively lower pricing.

Direct operating costs totaling $258 million, representing an increase of $116 million was primarily attributable to the growth in our portfolio.

Management service costs totaling $16 million, represent an increase of $6 million primarily attributable to the growth in our capitalization value.

Interest expense totaling $159 million represents an increase of $56 million which was largely attributable to the growth in our portfolio and the issuance of corporate medium-term notes in the third quarter of this year.

Current income tax totaling $24 million represents an increase of $23 million, primarily relating to the acquisition of the Colombian portfolio during the first quarter of the year.

The cash portion of non-controlling interests totals $66 million an increase of $11 million. The growth in our portfolio contributed $36 million.

Funds From Operations totaling $54 million represent a decrease of $34 million.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net loss and cash flows from operating activities for the three months ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Net loss	$(1)	$(10)
Management service costs	16	10
Share of non-cash loss from equity-accounted investments	2	2
Unrealized financial instruments loss	(2)	-
Depreciation	188	144
Other	32	48
Income tax recovery
Current	24	1
Deferred	(95)	(40)
Interest expense - borrowings	159	103
Adjusted EBITDA(1)	$323	$258

Cash flows from operating activities	$98	$39
Net changes in working capital balances	19	78
Changes in due to or from related parties	17	29
Other expenses	(11)	(4)
Share of cash-earnings from equity-accounted investments	1	2
Distributions to preferred limited partners	(4)	(1)
Cash portion of non-controlling interests	(66)	(55)
Funds From Operations(1)	54	88
Adjusted sustaining capital expenditures(2)	(17)	(15)
Adjusted Funds From Operations	$37	$73

Net loss attributable to LP Units, Redeemable/Exchangeable
partnership units, and GP interest	$(47)	$(26)
Basic and diluted loss per LP Units, Redeemable/
Exchangeable partnership units, and GP interest(3)	$(0.28)	$(0.09)
	Average FX rates to USD
C$	1.33	1.34
	€0.93	0.91
R$	3.29	3.84
GBP	0.81	0.66
COP	3,017	-

(1)       Non-IFRS measures. See “PART 9 - Presentation to Stakeholders and Performance Measurement” and “PART 10 - Cautionary Statements”.

(2)       Based on long-term sustaining capital expenditure plans.

(3)       Weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest outstanding during the period totaled 299.1 million (2015: 275.5 million).

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

PART 7 - BUSINESS RISKS AND RISK MANAGEMENT

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Management’s objectives are to protect Brookfield Renewable against material economic exposures and variability of results from various financial risks that include electricity price risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. These risks are further discussed in Note 4 - Risk Management and Financial Instruments in the audited consolidated financial statements.

The following table outlines Brookfield Renewable’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.

•         Entering into long-term contracts that specify the price at which electricity is sold

•         Maintaining a portfolio of short, medium, and long-term contracts to mitigate our exposure to short-term fluctuations in electricity prices

•         Ensure limits and controls are in place for trading activities

•         In 2016, we had approximately 87% (2015: 85%) of production under short-term and long-term power purchase agreements and financial contracts. See “Part 2 – Financial Performance Review”

Foreign currency

We are exposed to foreign currency risk – Canadian dollar, Brazil real, Euro, Colombian peso, and British pound sterling – related to operations, anticipated transactions, and certain foreign currency debt.

•         Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations

•         40% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 25% of our portfolio, is proactively managed through foreign currency contracts

•         No foreign currency contracts to hedge our South American exposures – representing 35% of our portfolio – due to the high associated costs.  However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to risk on the interest rates of our debt, and on dividend and distribution rate resets on our Preferred Shares and Preferred LP Units, respectively.

•         Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations

•         Enter into interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances

•         Variable rate debt, which is limited to certain subsidiary borrowings, with a total principal value of $4,194 million (2015: $2,532 million) has $966 million (2015: $1,040 million) hedged through the use of interest rate swaps. We have no interest rate swaps to hedge our South American exposures – representing 35% of our portfolio – due to the high associated costs

Credit

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions as well as trade receivables are unable to meet their obligations.

•         Diverse counterparty base with long standing credit histories

•         Exposure to counterparties with investment-grade credit ratings

•         Use of standard trading contracts and other standard credit risk mitigation techniques

•         As at December 31, 2016, 95% (2015: 99%) of Brookfield Renewable’s trade receivables were current

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Financial Risk	Description of Risk	Management of Risk
Liquidity

We are exposed to liquidity risk for financial liabilities.

We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend and distribution payments to shareholders and unitholders, respectively. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to Brookfield Renewable to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt service coverage ratio.  For the year ended December 31, 2016, Brookfield Renewable and its subsidiaries were in compliance with all debt covenants.

•         As at December 31, 2016, we were holding cash and cash equivalents of $223 million ($3 million held corporately) and had an undrawn corporate line of credit available of $967 million.  Details of the available portion of credit facilities and debt maturity ladder are included in “PART 3 - Liquidity and Capital Resources”

•         Effective and regular monitoring of debt covenants

•         Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows

•         Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time

•         Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due

•         Ensuring access to public capital markets and maintaining a strong investment grade credit rating

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

risk factors

The following represents the most relevant risk factors relating to Brookfield Renewable’s business, and is not all-inclusive. For a description of other possible risks such as: uncontracted generation in our portfolio, general industry risks, force majeure, insurance limits, litigation, community and stakeholder relations, newly developed technologies, labor relations, the supply of feedstock for our biomass cogeneration facilities, greenfield development growth, sourcing and financing of acquisition opportunities, operational arrangements with partially owned investments, the issuance of equity or debt for future acquisitions and developments, new markets in foreign countries, general role, relationship and operational issues with Brookfield Asset Management, and general risks related to our limited partnership units, general taxation issues – domestic and foreign, please see the Form 20-F and other public disclosures which can be  accessed at EDGAR  and SEDAR.

Management believes that, since the end of 2016 there have been no changes in the business environment and risks that could affect Brookfield Renewable’s activities or results, other than risks related to the volatility of supply and demand in the energy markets.

Risks Related to Our Operations and the Renewable Power Industry

Changes to hydrology at our hydroelectric stations, wind conditions at our wind energy facilities or to crop supply or weather conditions generally at our biomass cogeneration facilities could materially adversely affect the volume of electricity generated.

The revenues generated by our facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows, wind conditions and weather conditions generally. Hydrology, wind and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. A natural disaster could also impact water flows within the watersheds in which we operate. Wind energy is highly dependent on weather conditions and, in particular, on wind conditions. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase. A sustained decline in water flow at our hydroelectric stations or in wind conditions at our wind energy facilities could lead to a material adverse change in the volume of electricity generated, revenues and cash flow. Weather conditions have historically caused variability in sugarcane harvests. A decline in sugarcane supply caused by drought, frost or floods, to the sugar and ethanol mills that are the feedstock suppliers of our biomass cogeneration facilities, could limit the volume of electricity these facilities are able to generate.

Supply and demand in the energy market is volatile and such volatility could have an adverse impact on electricity prices and a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

A portion of Brookfield Renewable’s revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which Brookfield Renewable operates. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including the cost of emitting CO2; and the structure of the electricity market; and weather conditions (such as extremely hot or cold weather) that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by: macroeconomic conditions; absolute and relative energy prices; and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. For example, declines in natural gas prices have impacted prices in power markets in North America. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Counterparties to our contracts may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms.

If, for any reason, any of the purchasers of power under our power purchase agreements, including Brookfield, are unable or unwilling to fulfill their contractual obligations under the relevant power purchase agreement or if they refuse to accept delivery of power pursuant to the relevant power purchase agreement, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the power purchase agreements or some customers to pay for electricity received.

Seeking to enforce a contract through the courts may take significant amounts of time and expense with no certainty of success.

Certain power purchase agreements in our portfolio will be subject to re-contracting in the future. We cannot provide any assurance that we will be able to re-negotiate these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to renegotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

Conversely, a significant percentage of our sales will be made by facilities subject to indefinite term contracts with Brookfield (taking into account its rights of renewal) at fixed prices per MWh. Accordingly, with respect to those facilities, our ability to realize improved revenues due to increases in market prices may be limited.

A significant portion of the power we generate is sold under long-term power purchase agreements with Brookfield, public utilities or industrial or commercial end-users, some of whom may not be rated by any rating agency. For example, as at December 31, 2016, approximately 42% of our 2017 contracted generation (on a proportionate basis) was with Brookfield entities, the majority of which are not publically rated and whose obligations are not guaranteed by Brookfield.

The MRE could be terminated or changed or Brookfield Renewable’s reference amount revised downward.

In Brazil, hydroelectric power generators have access to a hydrological balancing pool (the “MRE”), which seeks to stabilize hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity, approximating long-term average regardless of the actual volume of energy generated. Substantially all our assets are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. In addition, specific rules provide the minimum percentages of the reference amount of electricity that must be actually generated each year for assuring participation in the MRE. The energy reference amount is assessed yearly according to the criteria of such regulation, and can be adjusted positively or negatively. If the Brookfield Renewable reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or changed, Brookfield Renewable’s financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In both instances, this could have an adverse effect on our results of operations and cash flows.

Increases in water rental costs (or similar fees) or changes to the regulation of water supply may impose additional obligations on Brookfield Renewable.

Water rights are generally owned or controlled by governments that reserve the right to control water levels or impose water-use requirements as a condition of license renewal that differ from those arrangements in place today. We are required to pay taxes, make rental payments or pay similar fees for use of water and related rights once our hydroelectric projects are in commercial operation. Significant increases in water rental costs or similar fees or changes in the way that governments regulate water supply could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable.

Our generation assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have a material adverse effect on our ability to generate revenues from our facilities. For example, in North America, many of our assets are subject to the operating and market-setting rules determined by independent system operators, such as the ISO New England. These independent system operators could introduce rules that adversely impact our operations.

There is a risk that our concessions and licenses will not be renewed.

We hold concessions and licenses and we have rights to operate our facilities which generally include rights to the land and water required for power generation. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions or licenses are renewed subject to conditions which impose additional costs, or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.

The cost of operating our plants could increase for reasons beyond our control.

While we currently maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could materially adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during relicensing process, municipal property taxes, water rental fees and the cost of procuring materials and services required for our maintenance activities.

We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

Our generation assets and construction projects are required to comply with numerous supranational (in the case of the European Union), federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, if we are not able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may experience equipment failure.

Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error or early obsolescence, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In particular, wind generation turbines are have shorter lifespans than hydroelectric assets.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The occurrence of dam failures could result in a loss of generating capacity and require us to expend significant amounts of capital and other resources.

The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. Such failures could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability.  A dam failure at a generating station or dam operated by a third party could result in new and potentially onerous regulations that could impact Brookfield Renewable’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.

We are subject to foreign currency risk which may adversely affect the performance of our operations and our ability to manage such risk depends, in part, on our ability to implement an effective hedging strategy.

A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making distributions. A significant depreciation in the value of such foreign currencies, measures introduced by foreign governments to control inflation or deflation, currency exchange or export controls may have a material adverse effect on our business, financial condition, results of operations and cash flows. When managing our exposure to currency risks, we use foreign currency forward contracts and other strategies to mitigate currency risk and there can be no assurances that these strategies will be successful.

The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems.

Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to its contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, may have a material adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery, which could materially and adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.

Our operations are exposed to health, safety, security and environmental risks.

The ownership, construction and operation of our generation assets carry an inherent risk of liability related to health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have a material and adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be material and adverse to our business and results of operations.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

We may be involved in disputes, governmental and regulatory investigations and possible litigation.

In the normal course of our operations, Brookfield Renewable is involved in various legal actions that could expose it to liability for damages. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. We and our affiliates are subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of their outcome, are generally costly, divert management attention, and have the potential to damage our reputation.  The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as security threats affecting our ability to operate. We operate in multiple jurisdictions and it is possible that our operations will expand into new jurisdictions.  Doing business in multiple jurisdictions requires Brookfield Renewable to comply with the laws and regulations of the United States government as well as those of various non- U.S. jurisdictions. These laws and regulations may apply to Brookfield Renewable, our service provider under our Master Services Agreement with Brookfield Asset Management (the “Master Services Agreement”), our subsidiaries, individual directors, officers, employees and third-party agents. In particular, our non-United States operations are subject to United States and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”). The FCPA, among other things, prohibits companies and their officers, directors, employees and third-party agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. Brookfield Renewable and its officers, directors, employees and third-party agents regularly deal with government bodies and government owned and controlled businesses, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. Also, as we make acquisitions, we may expose ourselves to FCPA or other corruption related risks if our due diligence processes are unable to uncover or detect violations of applicable anti-corruption laws.

The risk of illegal and corrupt acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as personnel and systems risks. We rely on our employees and certain third parties to comply with our policies and processes as well as applicable laws. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks and, as we expand into new markets and make new investments, we update and implement our programs, policies, standards, methodologies and training to address the risks that we perceive. The failure to adequately identify or manage these risks could result in direct or indirect financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable.

We rely on computerized business systems, which could expose us to cyber-attacks.

Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. In light of this, we may be subject to cybersecurity risks or other breaches of information technology security. Any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems for a significant time period could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Advances in technology could impair or eliminate the competitive advantage of our projects.

There are other alternative technologies that can produce renewable power, such as fuel cells, micro-turbines and photovoltaic (solar) cells. Most of these alternative technologies still require subsidies to be competitive with conventional generation sources like hydro; however, research and development activities are ongoing to seek improvements in such alternative technologies and their cost of producing electricity is gradually declining. Additionally, research and development activities are ongoing to seek improvements and reductions in carbon emissions from conventional fossil fuel generation. It is possible that advances will further reduce the cost of alternative methods of power generation or the carbon emissions of conventional fossil fuel generation. If this were to happen, the competitive advantage of our projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

Risks Related to Financing

Our ability to finance our operations is subject to various risks relating to the state of the capital markets.

We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future sales of equity. There is debt throughout our corporate structure that will need to be replaced from time to time: Brookfield Renewable has corporate level debt and many of its operating entities have limited recourse project level debt. Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing indebtedness, is dependent on, among other factors, the overall state of the capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, the level of future interest rates, lenders’ and investors’ assessment of our credit risk, capital markets conditions and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, Brookfield Renewable’s financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to raise capital and financing on favourable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.

Brookfield Renewable is subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests, and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.

Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

The credit rating assigned to Brookfield Renewable or any of our subsidiaries’ debt securities may be changed or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Risks Related to Our Growth Strategy

We may be unable to identify sufficient investment opportunities and complete transactions as planned.

Our strategy for building value for our limited partnership units is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition including whether we expect it will meet our targeted return hurdle and, as such, there is no certainty that we will be able to continue growing our business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead. Further, our growth initiatives are subject to a number of closing conditions, including, as applicable, third party consents, regulatory approvals (including from competition authorities) and other third party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether or may not fully realize their anticipated benefit.

Future growth of our portfolio may subject us to additional risks and the expected benefits of our transactions may not materialize.

A key part of Brookfield Renewable’s strategy involves seeking acquisition opportunities. Acquisitions in general, and large-scale acquisitions in particular, have the potential to materially increase the scale, scope and complexity of our operations. If we do not effectively manage the additional operations, our business, financial condition and results of operations may be adversely affected.

Acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the potential to not close or otherwise realize the expected benefits of an announced transaction, the difficulty of integrating the acquired operations and personnel into our current operations; the inability to achieve potential synergies; potential disruption of our current operations; diversion of resources, including the time and attention of Brookfield’s professionals; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new operations; the risk of environmental or other liabilities associated with the acquired business; the risk of alleged or actual violation of applicable anti-bribery/anti-corruption laws of the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by, the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover or adequately assess all material risks in the business being acquired, whether operational, financial, legal or otherwise. For example, we may fail to identify a change of control trigger in a material contract or authorization, or a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have a material adverse effect on Brookfield Renewable’s business, financial condition and results of operations. In addition, if returns are lower than anticipated from new acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our limited partnership units may decline.

The development of our greenfield power projects is subject to construction risks and risks associated with the arrangements we enter into with communities and joint venture partners.

Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to environmental, engineering and construction risks that could result in

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, permitting delays, changing engineering and design requirements, the costs of construction, the performance of contractors, labor disruptions and inclement weather. In addition, we enter into various types of arrangements with communities and joint venture partners, including in some cases, Indigenous peoples, for the development of projects. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.

Government regulations providing incentives for renewable energy could change at any time.

Development of new renewable energy sources and the overall growth of the renewable energy industry has recently been supported by state or provincial, national, supranational and international policies. Some of our projects benefit from such incentives. The attractiveness of renewable energy to purchasers of renewable assets, as well as the economic return available to project sponsors, is often enhanced by such incentives. There is a risk that regulations that provide incentives for renewable energy could change or expire in a manner that adversely impacts the market for renewables generally. Any such changes may impact the competitiveness of renewable energy generally and the economic value of our projects in particular.

Other Risks Related to Brookfield Renewable

We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.

            Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of Brookfield Renewable’s general partner, Brookfield Renewable Partners Limited (the “Managing General Partner”) and, as a result of such ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, will exercise substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield has an effective economic interest in our business of approximately 61% as a result of its ownership of our limited partnership units and the redeemable/exchangeable partnership units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest. This could lead to Brookfield using its control rights in a manner that conflicts with the economic interests of our other unitholders. For example, despite the fact that we have a conflicts of interest policy in place, which, among other things, sets out requirements for the review and approval of transactions between Brookfield Renewable and Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk that we make investments on terms that disproportionately benefit Brookfield over Brookfield Renewable and its unitholders. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders.

Our failure to maintain effective internal controls could have a material adverse effect on our business and the price of our limited partnership units.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management has delivered a report that assesses the effectiveness of our internal controls over financial reporting (in which they concluded that these internal controls are effective) and our independent registered public accounting firm has delivered an attestation report on our management’s assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited consolidated financial statements. Failing to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

cause us to report material weaknesses in our internal controls over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that would be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Risks Related to Our Relationship with Brookfield

Brookfield exercises substantial influence over Brookfield Renewable and we are highly dependent on our service provider under our Master Services Agreement.

A subsidiary of Brookfield Asset Management is the sole shareholder of the Managing General Partner. As a result of its ownership of the Managing General Partner, Brookfield is able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, Brookfield Renewable holds its interest in its operating entities indirectly through Brookfield Renewable Energy L.P. (“BRELP”) and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield Asset Management. As Brookfield Renewable’s only substantial asset is the limited partnership interests that it holds in BRELP, except future voting rights, Brookfield Renewable does not have a right to participate directly in the management or activities of BRELP or its subsidiaries, including with respect to the making of decisions (although it has the right to remove and replace the BRELP’s general partner).

Brookfield Renewable and BRELP depend on the management and administration services provided by or under the direction of the service provider under our Master Services Agreement. Brookfield personnel and support staff that provide services to us under this Master Services Agreement are not required to have as their primary responsibility the management and administration of Brookfield Renewable or BRELP or to act exclusively for either of us and our Master Services Agreement does not require any specific individuals to be provided by Brookfield to Brookfield Renewable. Failing to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations. Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

PART 8 - CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The audited annual consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Actual results could differ from those estimates.

Critical estimates

            Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

            The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 11 - Property, plant and equipment, at fair value in our audited consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(o)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment in our audited consolidated financial statements for further details.

            Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)        Financial instruments

            Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 4 - Risk Management and Financial Instruments in our audited consolidated financial statements for more details.

(iii)       Deferred income taxes

            The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statements of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

Critical judgments in applying accounting policies

            The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)         Preparation of consolidated financial statements

            These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)        Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3, Business Combinations (“IFRS 3”), and as such management has used its judgment to determine an appropriate policy to account for these transactions. Consideration was given to other relevant accounting guidance within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)         Property, plant and equipment

            The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(f) - Property plant and equipment and revaluation method in our audited consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20 year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20 year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2023 in North America and Europe. This year is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants, rising environmental compliance costs, and increased demand. Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric facilities. In Brazil, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

            Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a 20 year capital plan that it follows to ensure the maximum life of its assets is achieved.  Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)      Financial instruments

            The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(i) — Financial instruments in our audited consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)       Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(k) — Income taxes in our audited consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Future changes in accounting policies

(i)       Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. The new standard makes several improvements to IAS 39; mostly notably adopting a principle based approach to hedge accounting. While this does not change the type of hedging relationships or the requirement to measure ineffectiveness, it simplifies the application of hedge accounting and should allow for better alignment of risk management strategies with accounting presentation. Other changes include replacing the multiple financial asset impairment models in IAS 39 with a single model based on expected credit losses on all financial assets, and replacing the existing complex classifications structure with a business model approach based on the intent and nature of the cash flows.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The adoption of IFRS 9 is a significant initiative for Brookfield Renewable. To date, Management is in the process of formalizing the transition plan and has begun to catalogue and review the existing hedging strategies and transactions which do not currently qualify for hedge accounting to ensure compliance with IFRS 9 and identify new opportunities. Management has also initiated a review of current risk management policies and internal controls to align with the requirements for hedge accounting in the new standard. Next steps involve assessing the classification of existing financial instruments and the suitability of existing IT systems as well as assessing new disclosure requirements.  Management continues to evaluate the overall impact of IFRS 9 on the consolidated financial statements.

 (ii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures.  IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provide additional transition relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of IFRS 15 is a significant initiative for Brookfield Renewable. To date, Management has participated in strategic planning sessions with its parent company and developed a preliminary adoption plan. Management has also identified major revenue streams to be assessed, and is currently in the process of accumulating, identifying and inventorying detailed information on major contracts that may by impacted by the changes at the transition date. Next steps involve completing the overall analysis, assessing any potential impact to IT systems and internal controls, and reviewing the additional disclosure required by the standard. Management continues to evaluate the overall impact of IFRS 15 on the consolidated financial statements.

(iii)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements but it is not expected to have a material effect.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Evaluation of Disclosure Controls and Procedures

            Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2016, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the Framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Limitations on Effectiveness of Controls and Procedures

            In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control

            There was no change in our internal control over financial reporting during the year ended December 31, 2016, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

PART 9 - PRESENTATION TO STAKEHOLDERS AND PERFORMANCE Measurement

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include the non-voting limited partnership units ("LP Units") held by public unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Redeemable/Exchangeable partnership units”), and a general partnership interest in BRELP held by Brookfield (“GP interest”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 61% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 39% is held by the public.

Actual and Long-term Average Generation

For assets acquired or reaching commercial operation during the period, reported generation is calculated from the acquisition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and Co-gen facilities. See “PART 5 – Proportionate Information”. “Other” includes generation from North America Co-gen and Brazil biomass. Reported generation includes 100% of generation for assets we manage.

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations. Brookfield Renewable has also entered into a voting agreement with our consortium partners in respect of our Colombian operations.The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

The voting agreements do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(o)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our audited consolidated financial statements for our policy on accounting for transactions under common control.

Performance Measurement

Our operations are segmented by the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass) with Hydroelectric and Wind further segmented by geography (North America, Colombia, Brazil and Europe), as that is how the CODM review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments. See Note 5 – Segmented information in our audited consolidated financial statements.

Our investment in Isagen changed how we present some of our segmented disclosure. Following the acquisition of Isagen, the CODM consider information on Isagen and Brazil on a standalone basis. Accordingly, we have added a “Colombia” segment that includes Isagen and a “Brazil” segment that includes our Brazil operations. The Colombia segment also aggregates the financial results of its hydroelectric and Co-gen facilities.

We have adjusted the geographies of our Hydroelectric and Wind segments. Given that Canada and the United States now make up a smaller proportion of our global portfolio, we combined them into a single North America segment to reflect how the CODM reviews the results of the business, manages operations, and allocates resources.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations, and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. Specifically, our definition of Funds From Operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations. We also provide reconciliations to net income (loss) and cash flows from operating activities. See “PART 2 - Financial Performance Review”, “PART 5 – Proportionate Information” and “PART 6 - Selected Annual and Quarterly Information”.

Proportionate Information

Information on a proportionate basis reflects our share from facilities in which we own less than 100%. Accordingly, it includes wholly-owned assets, and our share of assets we manage.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to compare companies on the basis of ability to generate cash from operations.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating operating performance.

Brookfield Renewable believes that presentation of this measure will enhance an investor’s understanding of the performance of the business.

Funds From Operations

Funds From Operations is a non-IFRS measure used by investors to compare net earnings from operations without the effects of certain volatile, primarily non-cash items that generally have no current financial impact or items not directly related to the liquidity of the business and cash flows retained to fund distributions and growth initiatives.

Brookfield Renewable uses Funds From Operations to assess the liquidity of the business before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items as these are not reflective of the liquidity of the underlying business. In our audited consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon. Brookfield Renewable also uses this metric to assess the ratio of cash generated by operations as compared to the amount of distributions paid to LP Unitholders.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the liquidity of the business. Funds From Operations per unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Adjusted Funds From Operations

Adjusted Funds From Operations is a non-IFRS measure used by investors to compare an entity’s liquidity and the costs to the underlying assets over long holding periods.

Brookfield Renewable defines Adjusted Funds From Operations as Funds From Operations less Brookfield Renewable’s proportionate share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans) which are recurring in nature and used to maintain the reliability and efficiency of our power generating assets over our long-term investment horizon.

Neither Funds From Operations nor Adjusted Funds From Operations are intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

PART 10 - CAUTIONARY STATEMENTS

cautionary statement regarding forward-looking statements

This Annual Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Annual Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Annual Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to crop supply or weather generally at any biomass cogeneration facility; counterparties to our contracts not fulfilling their obligations; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; the increasing amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; increased regulation of our operations; contracts, concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures; dam failures and the costs of repairing such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; our inability to effectively manage our foreign currency exposure; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction, development and operation of our generating facilities; the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over all our operations; our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield Asset Management’s key professionals; our relationship with, and our dependence on, Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; and risks related to changes in how Brookfield Asset Management elects to hold its ownership interests in the Partnership.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Annual Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Annual Report contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit used by other entities. We believe that Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations nor Funds From Operations per LP Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 - Segmented information in the audited annual consolidated financial statements.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by the Brookfield Renewable Partners L.P. (“Brookfield Renewable”) management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, Brookfield Renewable maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and the code of conduct throughout the company.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment.

Ernst & Young LLP, the Independent Registered Public Accountants appointed by the directors of the general partner of Brookfield Renewable, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

The consolidated financial statements have been further reviewed and approved by the Board of Directors of the general partner of Brookfield Renewable acting through its Audit Committee, which is comprised of directors who are not officers or employees of Brookfield Renewable. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Sachin Shah Chief Executive Officer	Nicholas Goodman Chief Financial Officer

  February 28, 2017

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.

We have audited the accompanying consolidated financial statements of Brookfield Renewable Partners L.P. (“Brookfield Renewable”), which comprise the  consolidated statements of financial position  as at December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable Partners L.P. as at December 31, 2016 and 2015 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Brookfield Renewable’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2017 expressed an unqualified opinion on Brookfield Renewable’s internal control over financial reporting.

Toronto, Canada

February 28, 2017

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).

Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2016, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of internal control over financial reporting the internal controls of the Colombia Portfolio, North American Portfolio, Brazil Portfolio, and European Wind Development Project acquired in 2016, whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 27%, 36%, 35% and 345%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2016.

Brookfield Renewable’s internal control over financial reporting as of December 31, 2016, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2016. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2016.

Sachin Shah Chief Executive Officer	Nicholas Goodman Chief Financial Officer

February 28, 2017

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.

We have audited Brookfield Renewable Partners L.P. (“Brookfield Renewable”)’s internal control over financial reporting as at December 31, 2016, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Brookfield Renewable’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Brookfield Renewable’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of  the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Colombia Portfolio, North American Portfolio, Brazil Portfolio, and European Wind Development Project acquired in 2016, which are included in the 2016 consolidated financial statements of Brookfield Renewable and constituted approximately 27% and 36% of total and net assets, respectively, as of December 31, 2016 and 35% and 345% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Brookfield Renewable also did not include an evaluation of the internal control over financial reporting of Colombia Portfolio, North American Portfolio, Brazil Portfolio and European Wind Development Project acquired in 2016.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

In our opinion, Brookfield Renewable maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2016 consolidated financial statements of Brookfield Renewable and our report dated February 28, 2017 expressed an unqualified  opinion on those financial statements.

Toronto, Canada

February 28, 2017

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	Notes	2016	2015	2014
Revenues	26	$2,452	$1,628	$1,704
Other income	6	64	122	10
Direct operating costs	7	(1,038)	(552)	(524)
Management service costs	26	(62)	(48)	(51)
Interest expense – borrowings	12	(606)	(429)	(415)
Share of earnings from equity-accounted investments	18	-	10	3
Unrealized financial instruments (loss) gain	4	(4)	(9)	10
Depreciation	11	(781)	(616)	(548)
Other	8	(38)	(63)	3
Income tax recovery
Current	10	(44)	(18)	(18)
Deferred	10	97	78	29
		53	60	11
Net income		$40	$103	$203
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	13	$65	$69	$51
General partnership interest in a holding
subsidiary held by Brookfield	13	-	-	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	13	(29)	1	55
Preferred equity	13	25	30	38
Preferred limited partners' equity	14	15	1	-
Limited partners' equity	15	(36)	2	58
		$40	$103	$203
Basic and diluted (loss) earnings per LP Unit		$(0.23)	$0.01	$0.42

The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS)		2016	2015	2014
Net income		$40	$103	$203
Other comprehensive income that will not be
reclassified to net income
Revaluations of property, plant and equipment	18, 11	424	1,293	1,700
Actuarial (loss) gain on defined benefit plans	28	(2)	5	(8)
Deferred income taxes on above items	10	(34)	(283)	(369)
Total items that will not be reclassified to net income		388	1,015	1,323
Other comprehensive income (loss) that may be
reclassified to net income
Gain (loss) arising during the year on financial
instruments designated as cash-flow hedges	4	8	10	(60)
Unrealized income on available-for-sale securities	4	61	-	-
Reclassification adjustments for amounts
recognized in net income	4	(41)	(32)	-
Foreign currency translation	9	986	(1,138)	(467)
Unrealized (loss) gain on foreign currency swaps -
net investment hedge	4	(66)	55	69
Deferred income taxes on above items	10	(7)	(8)	3
Total items that may be reclassified subsequently to net income		941	(1,113)	(455)
Other comprehensive income (loss)		1,329	(98)	868
Comprehensive income		$1,369	$5	$1,071
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	13	$700	$273	$310
General partnership interest in a holding
subsidiary held by Brookfield	13	6	(2)	8
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	13	275	(86)	379
Preferred equity	13	41	(87)	(31)
Preferred limited partners' equity	14	15	1	-
Limited partners' equity	15	332	(94)	405
		$1,369	$5	$1,071

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31
(MILLIONS)	Notes	2016	2015
Assets
Current assets
Cash and cash equivalents	19	$223	$63
Restricted cash	20	121	198
Trade receivables and other current assets	21	454	256
Financial instrument assets	4	55	26
Due from related parties	26	54	57
		907	600
Financial instrument assets	4	145	20
Equity-accounted investments	18	206	197
Property, plant and equipment, at fair value	11	25,257	18,358
Goodwill	16	896	-
Deferred income tax assets	10	150	157
Other long-term assets	22	176	175
		$27,737	$19,507
Liabilities
Current liabilities
Accounts payable and accrued liabilities	23	$467	$284
Financial instrument liabilities	4	156	127
Due to related parties	26	76	64
Current portion of long-term debt	12	1,034	770
		1,733	1,245
Financial instrument liabilities	4	72	64
Long-term debt and credit facilities	12	9,148	6,568
Deferred income tax liabilities	10	3,802	2,695
Other long-term liabilities	24	310	172
		15,065	10,744
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	13	5,589	2,587
General partnership interest in a holding subsidiary
held by Brookfield	13	55	52
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	13	2,680	2,559
Preferred equity	13	576	610
Preferred limited partners' equity	14	324	128
Limited partners' equity	15	3,448	2,827
		12,672	8,763
		$27,737	$19,507

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763
Net (loss) income	(36)	-	-	-	-	-	(36)	15	25	65	-	(29)	40
Other comprehensive income (loss)	-	241	105	(1)	(1)	24	368	-	16	635	6	304	1,329
Preferred LP Units and LP Units issued
- (Note 14, 15)
Net proceeds	657	-	-	-	-	-	657	147	-	-	-	-	804
Adjustment	(85)	-	-	-	-	-	(85)	-	-	-	2	83	-
Exchange of preferred shares -
(Note 13, 14)	-	-	-	-	-	-	-	49	(49)	-	-	-	-
Capital contributions (Note 13)	-	-	-	-	-	-	-	-	-	2,621	-	-	2,621
Acquisitions (Note 13)	-	-	-	-	-	-	-	-	-	1,417	-	-	1,417
Distributions or dividends declared	(281)	-	-	-	-	-	(281)	(15)	(25)	(119)	(24)	(232)	(696)
Distribution reinvestment plan	9	-	-	-	-	-	9	-	-	-	-	-	9
MTO adjustments (Note 3, 13)	(24)	25	-	-	-	-	1	-	-	(1,617)	-	-	(1,616)
Other	(12)	-	-	-	-	-	(12)	-	(1)	-	19	(5)	1
Change in year	228	266	105	(1)	(1)	24	621	196	(34)	3,002	3	121	3,909
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672

Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$-	$3,167	$-	$728	$2,062	$59	$2,865	$8,881
Net income	2	-	-	-	-	-	2	1	30	69	-	1	103
Other comprehensive (loss) income	-	(429)	334	2	(3)	-	(96)	-	(117)	204	(2)	(87)	(98)
Preferred LP Units issued	-	-	-	-	-	-	-	128	-	-	-	-	128
LP Units and preferred shares
purchased for cancellation	(9)	-	-	-	-	-	(9)	-	(1)	-	-	-	(10)
Capital contributions	-	-	-	-	-	-	-	-	-	460	-	-	460
Distributions or dividends declared	(239)	-	-	-	-	-	(239)	(1)	(30)	(208)	(12)	(217)	(707)
Distribution reinvestment plan	5	-	-	-	-	-	5	-	-	-	-	-	5
Other	(3)	-	-	-	-	-	(3)	-	-	-	7	(3)	1
Change in year	(244)	(429)	334	2	(3)	-	(340)	128	(118)	525	(7)	(306)	(118)
Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)					Non-controlling interests
										Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
FOR THE YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536
Net income	58	-	-	-	-	58	38	51	1	55	203
Other comprehensive (loss) income	-	(158)	527	(2)	(20)	347	(69)	259	7	324	868
LP Units issued
Net proceeds	285	-	-	-	-	285	-	-	-	-	285
Adjustments	(38)	-	-	-	-	(38)	-	-	1	37	-
Capital contributions	-	-	-	-	-	-	-	610	-	-	610
Distributions or dividends declared	(216)	-	-	-	-	(216)	(38)	(149)	(6)	(201)	(610)
Distribution reinvestment plan	3	-	-	-	-	3	-	-	-	-	3
Other	4	-	(2)	-	-	2	1	(12)	2	(7)	(14)
Change in period	96	(158)	525	(2)	(20)	441	(68)	759	5	208	1,345
Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$3,167	$728	$2,062	$59	$2,865	$8,881

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS)	Notes	2016	2015	2014
Operating activities
Net income		$40	$103	$203
Adjustments for the following non-cash items:
Depreciation	11	781	616	548
Unrealized financial instrument loss (gain)	4	4	9	(10)
Share of earnings from equity accounted investments	18	-	(10)	(3)
Deferred income tax recovery	10	(97)	(78)	(29)
Gain on disposal	6	-	(53)	-
Other non-cash items		24	62	(9)
Dividends received from equity-accounted investments	18	6	19	30
Changes in due to or from related parties	26	11	(18)	(10)
Net change in working capital balances	27	(137)	(62)	(20)
		632	588	700
Financing activities
Long-term debt - borrowings	12	3,477	944	2,118
Long-term debt - repayments	12	(1,975)	(855)	(1,046)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	13	2,621	460	610
Acquisition of Isagen from non-controlling interests	3, 13	(1,540)	-	-
Issuance of preferred limited partnership units	14	147	128	-
Issuance of LP Units	15	657	-	285
Repurchase of LP Units and preferred shares		-	(10)	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	13	(119)	(208)	(149)
To preferred shareholders		(25)	(31)	(39)
To preferred limited partners' unitholders	14	(12)	-	-
To unitholders of Brookfield Renewable or BRELP	13, 15	(522)	(461)	(480)
		2,709	(33)	1,299
Investing activities
Acquisitions	3	(2,886)	(682)	(1,899)
Cash and cash equivalents in acquired entity	3	117	19	61
Investment in:
Sustaining capital expenditures	11	(118)	(94)	(108)
Development and construction of renewable power
generating assets	11	(251)	(191)	(78)
Investment tax credits related to renewable power
generating assets		-	-	23
Proceeds from disposal of assets	6	-	143	-
Capital distributions received from equity-accounted investments, net	18	-	144	-
Investment in securities	4	(60)	(18)	(25)
Restricted cash and other		7	56	(11)
		(3,191)	(623)	(2,037)
Foreign exchange gain (loss) on cash		10	(19)	(15)
Cash and cash equivalents
Increase (decrease)		160	(87)	(53)
Balance, beginning of year		63	150	203
Balance, end of year		$223	$63	$150
Supplemental cash flow information:
Interest paid		$588	$414	$406
Interest received		$40	$18	$10
Income taxes paid		$55	$32	$33

The accompanying notes are an integral part of these consolidated financial statements.
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

brookfield renewable partners l.p.

notes to the consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Colombia, Brazil and Europe.

Brookfield Renewable changed its name from Brookfield Renewable Energy Partners L.P. to Brookfield Renewable Partners L.P. on May 3, 2016.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A, Series 5, Series 7 and Series 9 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G” and “BEP.PR.I” respectively, on the Toronto Stock Exchange.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2016, and encompasses individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on February 28, 2017.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £  and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pound sterling and Colombian pesos, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

(i)     Consolidation

These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated statements of financial position.

Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary.  Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable-exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable partnership units”), pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable partnership units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable partnership units so presented to BRELP that are tendered for redemption in exchange for LP Units.  As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”).

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations. Brookfield Renewable has also entered into a voting agreement with our consortium partners in respect of our Colombian operations. These voting agreements provide Brookfield

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 26 - Related party transactions for further information.

The voting agreements do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(o)(ii) - Critical judgments in applying accounting policies - Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.

(ii)    Equity-accounted investments and joint ventures

Equity-accounted investments are entities over which Brookfield Renewable has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but it has no control or joint control over those investees. Such investments are accounted for using the equity method.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Brookfield Renewable accounts for its interests in joint ventures using the equity method.

Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable’s share of net income, other comprehensive income (“OCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable’s proportionate interest in the investee.

(c) Foreign currency translation

All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of Brookfield Renewable. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated statement of financial position dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.

(d) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.

(e) Restricted cash

Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.

(f) Property, plant and equipment and revaluation method

Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16, Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.

Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 1(l) – Business combinations. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. Where the carrying amount of an asset decreased, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Gas-fired co-generating (“Co-gen”) units	Up to 40 years
Other assets	Up to 60 years

Costs are allocated to significant components of property, plant and equipment.  When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.

Depreciation is calculated based on the cost of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2016 is 15 years (2015: 18 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.

Gains and losses on disposal of an item of property, plant and equipment are recognized in Other income in the consolidated statements of income. The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.

(g) Asset impairment

At each statement of financial position date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash-generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

(h) Trade receivables and other current assets

Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

(i) Financial instruments

All financial instruments are classified into one of the following categories: assets and liabilities at fair value through profit or loss (“FVTPL”), cash, loans and receivables, financial instruments used for hedging, and other financial liabilities.  All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial assets classified as loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Financial assets and financial liabilities classified as financial instruments used for cash-flow hedging continue to be recognized at fair value through OCI. Other financial assets and financial liabilities and non-hedging financial instruments are recorded at fair value through profit and loss.

Brookfield Renewable presents the liability and equity components separately upon recognition of such financial instruments. The amount of accretion relating to the liability component is recognized in profit or loss; and the amount of consideration relating to the equity component is recognized in equity.

Brookfield Renewable selectively utilizes derivative financial instruments to manage financial risks, including interest rate, commodity and foreign exchange risks. A derivative is a financial instrument, which requires little or no initial investment, settles at a future date, and has a value that changes in response to the change in a specified variable such as an interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure, and it is highly probable that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in equity by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship, unless the originally forecasted transaction is no longer expected to occur, at which point it is released to income. The fair values of derivative financial instruments are included in financial instrument assets or financial instrument liabilities, respectively.

(i)   Items qualifying as hedges

Cash flow hedge

The effective portion of unrealized gains and losses on interest rate forward and swap contracts designated as hedges of future interest rate payments are included in equity as cash flow hedges when the interest rate risk relates to an anticipated interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are recorded in income over the term of the corresponding interest payments.

Net investment hedge

Realized and unrealized gains and losses on foreign exchange forward contracts designated as hedges of currency risks are included in equity when the currency risk relates to a net investment in a subsidiary with a functional currency other than the U.S. dollar and are included in income in the period in which the subsidiary is disposed.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

(ii)    Items not qualifying as hedges

Upon initial recognition of a derivative financial instrument that is not designated as a hedge, a derivative asset or liability is recorded with an offsetting deferred liability or asset, respectively. Gains or losses arising from changes in fair value of the derivative asset or liability are recognized in income through fair value gains or losses in the period the changes occur. The deferred liability or asset is amortized through income, on a straight-line basis, over the life of the derivative financial instrument.

(iii)   Available-for-sale investments

Investments in publicly quoted equity and debt securities are categorized as available-for-sale when it is not Brookfield Renewable’s strategic intent to sell the securities and the securities were not acquired principally for their near-term sale.  Available-for-sale equity and debt investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in income when investments are sold and are calculated using the average carrying amount of securities sold. If the fair value of an investment declines below the carrying amount, qualitative and quantitative assessments of whether the impairment is either signiﬁcant or prolonged is undertaken. All relevant facts and circumstances in this assessment are undertaken to determine, particularly the length of time and extent to which fair value has declined below the carrying amount. In the case of significant or prolonged decline in fair value of an investment, an impairment loss is recognized.

(j) Revenue and expense recognition

Revenue from the sale of electricity is recorded when it is delivered. The revenue must be considered collectible and the costs incurred to provide the electricity to be measurable before recognizing the related revenue. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

(k) Income taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the statement of financial position dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.

Deferred tax is recognized on taxable temporary differences between the tax bases and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the statement of financial position dates.

Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.

 (l) Business combinations

The acquisition of a business is accounted for using the acquisition method.  The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes (“IAS 12”), share-based payments which are measured in accordance with IFRS 2, Share-based Payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.

To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets acquired, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income. Goodwill is not amortized and is not deductible for tax purposes. However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income.  Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of income, whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.

(m) Other items

(i)         Capitalized costs

Capitalized costs related to CWIP include all eligible expenditures incurred in connection with the development and construction of the power generating asset. The expenditures consist of cost of materials, direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Interest and borrowing costs are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.

(ii)        Pension and employee future benefits

Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable. The costs of retirement benefits for

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The project unit credit method, using the length of service and management’s best estimate assumptions, is used to value its pension and other retirement benefits. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income.

Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.

(iii)       Decommissioning, restoration and environmental liabilities

Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be incurred with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.

(iv)      Interest and borrowing costs

Interest and borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

(v)       Provisions

A provision is a liability of uncertain timing or amount. A provision is recognized if Brookfield Renewable has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each statement of financial position date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(vi)      Interest income

Interest income is earned with the passage of time and is recorded on an accrual basis.

(vii)     Government grants

Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case by case basis. Brookfield Renewable reduces the cost of the asset by the

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

amount of the grant.  The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.

With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.

(n) Critical estimates

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 11 - Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(o)(iii) - Critical judgments in applying accounting policies - Property, plant and equipment for further details.

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)        Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and, for the subsequent years, Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 4 - Risk management and financial instruments for more details.

(iii)       Deferred income taxes

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statement of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

(o) Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)         Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)        Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)         Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(f) - Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2023 in North America and Europe. This year is

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants, rising environmental compliance costs, and increased demand. Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric facilities. In Brazil, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

Terminal values are included in the valuation of hydroelectric assets in North America. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation.  Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)      Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(i) - Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)       Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(k) - Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

(p) Future changes in accounting policies

The following table provides a brief description of accounting standards issued but not yet effective, none of which will be early adopted by Brookfield Renewable:

Standard	Description	Effective date	Effect on financial statements
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”).

The standard reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

The new standard makes several improvements to IAS 39; mostly notably adopting a principle based approach to hedge accounting.  While this does not change the type of hedging relationships or the requirement to measure ineffectiveness, it simplifies the application of hedge accounting and should allow for better alignment of risk management strategies with accounting presentation.  Other changes include replacing the multiple financial asset impairment models in IAS 39 with a single model based on expected credit losses on all financial assets, and replacing the existing complex classifications structure with a business model approach based on the intent and nature of the cash flows.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The adoption of IFRS 9 is a significant initiative for Brookfield Renewable.

To date, Management is in the process of formalizing the transition plan and has begun to catalogue and review the existing hedging strategies and transactions which do not currently qualify for hedge accounting to ensure compliance with IFRS 9 and identify new opportunities.  Management has also initiated a review of current risk management policies and internal controls to align with the requirements for hedge accounting in the new standard. Next steps involve assessing the classification of existing financial instruments and the suitability of existing IT systems as well as assessing new disclosure requirements.

Management continues to evaluate the overall impact of IFRS 9 on the consolidated financial statements.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014.

IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures.  IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue.  The amendments also provide additional transition relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The adoption of IFRS 15 is a significant initiative for Brookfield Renewable.

To date, Management has participated in strategic planning sessions with its parent company and developed a preliminary adoption plan. Management has also identified major revenue streams to be assessed, and is currently in the process of accumulating, identifying and inventorying detailed information on major contracts that may be impacted by the changes at the transition date. Next steps involve completing the overall analysis, assessing any potential impact to IT systems and internal controls, and reviewing the additional disclosure required by the standard.

Management continues to evaluate the overall impact of IFRS 15 on the consolidated financial statements.

IFRS 16, Leases (“IFRS 16”) was issued by the IASB on January 13, 2016.

IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations.  A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

	The standard has a mandatory effective date for annual periods beginning on or after January 1, 2019, with early adoption permitted.	Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements but it is not expected to have a material effect.
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

2. PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affects its financial position and results of operations as at December 31, 2016:

	Jurisdiction of	Percentage of
	Incorporation	voting securities
	or Organization	owned or controlled
Alta Wind VIII LLC(1)	Delaware	100
BIF II Safe Harbor Holdings LLC(1)	Delaware	100
BIF III Holtwood LLC(1)	Delaware	100
Black Bear Hydro Partners, LLC(1)	Delaware	100
BRI Green Energy Limited(1)	Republic of Ireland	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield BRP Holdings (Canada) Inc.	Ontario	100
Brookfield Energia Comercializadora Ltda	Brazil	100
Brookfield Power US Holding America Co.	Delaware	100
Brookfield Power Wind Prince LP	Ontario	100
Brookfield Smoky Mountain Hydropower LLC(1)	Delaware	100
Brookfield White Pine Hydro LLC(1)	Delaware	100
Catalyst Old River Hydroelectric Limited Partnership(2)	Louisiana	75
Erie Boulevard Hydropower, L.P.	Delaware	100
Granite Reliable Power, LLC(1)	Delaware	89.5
Great Lakes Hydro America, LLC	Delaware	100
Great Lakes Power Limited	Ontario	100
Hawks Nest Hydro LLC	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.6
Itiquira Energética S.A.	Brazil	100
Knockacummer Wind Farm Limited(1)	Republic of Ireland	100
Kwagis Power Limited Partnership	British Columbia	75
Lièvre Power L.P.	Québec	100
Mississagi Power Trust	Québec	100
Powell River Energy Inc.	Québec	100
PEA - Parque Eólico da Serra, Unipessola S.A.(1)	Portugal	100
Rumford Falls Hydro LLC	Delaware	100
Safe Harbor Water Power Corporation(1)	Pennsylvania	100
Tangará Energia S.A.(1)	Brazil - São Paulo	100
Windstar Energy, LLC	California	100
2016 Comber Wind Limited Partnership	Ontario	100

(1)            Voting control held through voting agreements with Brookfield.

(2)            Non-voting economic interest held through preferred shares and secured notes.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the respective dates of acquisition.

Colombia Portfolio

Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio, consisting predominantly of a portfolio of largely reservoir-based, hydroelectric facilities. Annual generation is expected to approximate 15,000 GWh.

On January 22, 2016, Brookfield Renewable and its institutional partners (the “consortium”) acquired a 57.6% interest in Isagen from the Colombian government (the “Initial Investment”). Isagen is a listed entity in Colombia and the remaining 42.4% of shares were owned by public shareholders (the “Isagen Public NCI”). Following the closing of the Initial Investment, the consortium was required to conduct two mandatory tender offers (“MTOs”) for the Isagen Public NCI at the same price per share paid for its 57.6% controlling interest.

On May 13, 2016, the consortium closed the First MTO, pursuant to which a total of 708,817,674 common shares (the “First MTO Shares”) were acquired by the consortium. After giving effect to the First MTO, the consortium owned approximately 83.6% of Isagen. The First MTO Shares were acquired by the consortium at a purchase price of COP 4,130 per share for total consideration of COP 2,927 billion (approximately $929 million).

On September 14, 2016, the consortium closed the Second MTO, pursuant to which a total of 436,998,461 common shares (the “Second MTO Shares”) were acquired by the consortium. After giving effect to the Second MTO, the consortium owned 99.6% of Isagen. The Second MTO Shares were acquired by the consortium at a purchase price of COP 4,130 per share for total consideration of COP 1,805 billion (approximately $605 million).

In October 2016, Brookfield Renewable completed the syndication of a portion of its investment in Isagen.

In January 2017, the consortium launched a delisting tender offer that if successful will result in Isagen being delisted from the Colombia Stock Exchange. The delisting tender offer is expected to close in the first half of 2017.

Brookfield Renewable is the general partner of and controls the entity that holds the consortium’s 99.6% interest in Isagen. Brookfield Renewable’s investment is equivalent to an approximate 24% interest.

The financing for the acquisition was as follows:

	Initial
	Investment(1)	MTOs(2)	Total(3)
(MILLIONS)	57.6%	42.0%	99.6%
Non-recourse borrowings	$510	$240	$750
Non-controlling interests	1,244	850	2,094
Brookfield Renewable	225	450	675
	$1,979	$1,540	$3,519

(1)         U.S. dollar amounts in this column are based on an exchange rate of $1 = COP 3,368.

(2)         Includes $929 million for the First MTO at an exchange rate of $1 = COP 3,151 and $605 million for the Second MTO at an exchange rate of $1 = COP 2,986, net of acquisition costs.

(3)         Includes $59 million financing and acquisition costs, MTOs related costs, restriction of cash per the terms of a credit agreement and excess cash.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The $750 million of non-recourse borrowings is comprised of both U.S. dollar and COP term loans and credit facilities. The U.S. dollar loans bear an interest rate of London Interbank Offered Rate (“LIBOR”)  plus a margin of 2.50% and the COP loans bear an interest rate of IBR plus 3.90%.  All term loans mature in January 2021 while the credit facilities expire in July 2019 (with extension rights).

In addition, the consortium assumed loans with principal balances totaling COP 3,718 billion ($1,104 million). The loans bear floating rate interest rates with a weighted-average interest rate of 11.44% and a weighted-average remaining term of approximately 9 years, as at initial acquisition date.

The total acquisition costs of $13 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income.

Additional information on the Initial Investment in Isagen and the related MTOs, can be found: 1) Note 16 – Goodwill for an explanation of the requirement to recognize goodwill and an estimate of the value; 2) Note 12 – Long-term debt and credit facilities for financing of the acquisition; and 3) Note 13 – Non-controlling Interests for our accounting for the Initial Investment in Isagen and the MTOs as separate transactions.

If the acquisition had taken place at the beginning of the year, the revenue from Isagen for the year ended December 31, 2016 would have been $900 million.

Brazil Portfolio

In January 2016, Brookfield Renewable acquired a 51 MW hydroelectric portfolio in Brazil (“Brazil Portfolio”). Total consideration of R$417 million ($103 million) included cash paid of R$355 million ($88 million), deferred consideration of R$35 million ($9 million) and the impact of the foreign currency contracts of R$24 million ($6 million). Brookfield Renewable retains a 100% interest in the portfolio.

The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income.

North American Portfolio

In April 2016, Brookfield Renewable acquired a 296 MW portfolio of hydroelectric facilities in Pennsylvania that are expected to generate 1,109 GWh annually (“Pennsylvania Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable initially retained an approximately 33% controlling interest in the portfolio. In September 2016, institutional investors increased their investments in the portfolio, thus reducing Brookfield Renewable’s ownership to approximately 28.6%.

Total cash consideration was $859 million. The acquisition costs of $6 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income.

If the acquisition had taken place at the beginning of the year, the revenue from Pennsylvania Hydro for the year ended December 31, 2016 would have been $46 million.

In April 2016, Brookfield Renewable entered into a voting agreement with a Brookfield subsidiary that forms part of Brookfield Infrastructure Fund III. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the entity that ultimately controls and operates the Pennsylvania Hydro assets.

European Wind Development Project

In September 2016, Brookfield Renewable acquired a 19 MW wind development project in Ireland. The total consideration of €8 million ($9 million) included cash consideration of €7 million ($8 million) and deferred consideration and working capital adjustments of €1 million ($1 million). The acquisition was

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

completed with institutional partners, and Brookfield Renewable retained an approximately 40% controlling interest in the asset. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income.

Purchase price allocations

Purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Colombia	Brazil	Pennsylvania	Ireland	Total
Cash and cash equivalents	$113	$4	$-	$-	$117
Trade receivables and other current assets	174	2	1	-	177
Property, plant and equipment, at fair value	4,772	100	859	10	5,741
Other long-term assets	15	-	-	-	15
Current liabilities	(463)	(3)	(1)	-	(467)
Long-term debt	(899)	-	-	-	(899)
Deferred income tax liabilities	(1,019)	-	-	(1)	(1,020)
Other long-term liabilities	(149)	-	-	-	(149)
Non-controlling interests	(1,417)	-	-	-	(1,417)
Fair value of net assets acquired	1,127	103	859	9	2,098
Goodwill (Note 16)	799	-	-	-	799
Purchase price	$1,926	$103	$859	$9	$2,897

The estimated fair values of the assets acquired and liabilities assumed for the Pennsylvania and Ireland acquisitions are expected to be finalized within 12 months of the acquisition date. The purchase price allocations for the Colombia and Brazil acquisitions have been finalized.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Completed in 2015

European Wind Portfolio

In February 2015, Brookfield Renewable acquired two wind facilities in Portugal (“Portugal Wind Portfolio”) with an aggregate capacity of 123 MW, and expected to generate 260 GWh annually.

The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €65 million ($71 million) included cash paid on closing of €58 million ($63 million), post-closing adjustments, and deferred consideration.

The revenue for the year ended December 31, 2015 is $28 million.

In June 2015, Brookfield Renewable acquired an onshore wind development pipeline in Scotland (“Scotland Wind Pipeline”) totaling approximately 1,200 MW, including a mix of contracted, permitted and earlier stage development projects. Total consideration of £47 million ($72 million) included upfront cash paid of £40 million ($62 million), contingent consideration, and working capital adjustments. The acquisition costs of $1 million were expensed as incurred. The contingent consideration was recorded at its fair value of £6 million ($9 million), which represents the present value of a probability-weighted evaluation of Brookfield Renewable’s obligation to pay up to £63 million ($97 million) related to the build-out of the development pipeline. The contingent consideration was recognized in the Consolidated Statements of Financial Position within the Other long-term liabilities line item.

Brazil Portfolio

In November 2014, Brookfield Renewable entered into an agreement to acquire a 488 MW portfolio in Brazil comprising of hydroelectric, wind and biomass generating capacity (“Brazil Portfolio”). The acquisitions were completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest, as follows:

•          In March 2015, Brookfield Renewable completed the acquisition of a 313 MW operating renewable power generation portfolio - 43 MW of hydroelectric, 150 MW of wind and 120 MW of biomass - and a 55 MW biomass development project.  The acquisition included R$41 ($13 million) of non-controlling interests.  Total consideration of R$1,678 million ($525 million) included cash paid of R$1,546 million ($484 million) and deferred consideration. In June 2015, the remaining non-controlling interests were acquired for R$41 million ($13 million).

•          In May 2015, Brookfield Renewable completed the acquisition of a 120 MW operating hydroelectric facility. The acquisition included R$9 million ($3 million) of non-controlling interests.  Total consideration of R$189 million ($63 million) included cash paid of R$171 million ($57 million) and deferred consideration of R$18 million ($6 million). In August 2015, the remaining non-controlling interests were acquired for R$9 million ($3 million).

The total acquisition costs of $2 million were expensed as incurred.

If the acquisition had taken place at the beginning of 2015 the revenue from the acquisition would have been $93 million (unaudited) for the year ended December 31, 2015.

Voting Agreements

In March 2015, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries (and their managing members) related to Brookfield Infrastructure Fund II (the “BIF II Entities”) which are co-investors along with a subsidiary of Brookfield Renewable in Brazilian entities (the “FIPs”) which hold the Brazil Portfolio power generating operations. Pursuant to these voting agreements, the BIF II Entities agreed to provide Brookfield Renewable, among other things, the authority to direct the election of the manager of the jointly-owned FIPs.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Purchase price allocations

Final purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil	Portugal	Scotland	Total
Cash and cash equivalents	$19	$-	$-	$19
Restricted cash	16	5	-	21
Trade receivables and other current assets	16	3	1	20
Property, plant and equipment, at fair value	854	209	84	1,147
Current liabilities	(21)	(19)	(1)	(41)
Long-term debt	(280)	(111)	-	(391)
Other long-term liabilities	-	(16)	(12)	(28)
Non-controlling interests	(16)	-	-	(16)
Net assets acquired	$588	$71	$72	$731

Completed During 2014

Maine Hydroelectric Generation Portfolio

In January 2014, Brookfield Renewable acquired a 70 MW portfolio of hydroelectric facilities that are expected to generate 372 GWh annually (“Maine Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest in the portfolio. Total cash consideration was $244 million. The acquisition costs of $2 million were expensed as incurred.

If the acquisition had taken place at the beginning of 2014, the revenue from the acquisition would have been $21 million (unaudited) for the year ended December 31, 2014.

California Hydroelectric Generation Facility

In February 2014, Brookfield Renewable acquired the remaining 50% interest in a 30 MW hydroelectric facility in California (the “California Hydro Step Acquisition”). The total cash consideration was $11 million. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 22% controlling interest in the facility.

If the acquisition had taken place at the beginning of 2014, the revenue from the acquisition would have been $1 million (unaudited) for the year ended December 31, 2014.

Pennsylvania Hydroelectric Generation Facility

In March 2014, Brookfield Renewable acquired a 33% economic and 50% voting interest in a 417 MW hydroelectric facility in Pennsylvania (“Pennsylvania Hydro”) which is expected to generate 1,129 GWh annually. Total cash consideration was $295 million.  Brookfield Renewable accounted for its acquired 33% economic interest using the equity method.

In August 2014, Brookfield Renewable acquired the remaining 67% economic and 50% voting interest in Pennsylvania Hydro (the “Pennsylvania Hydro Step Acquisition”) for additional cash consideration of $614 million, and began consolidating the operating results, cash flows and net assets of Pennsylvania Hydro. Prior to the Pennsylvania Hydro Step Acquisition, Brookfield Renewable re-measured its previously held 33% economic interest to fair value, and the net impact of this re-measurement was not material. The Pennsylvania Hydro Step Acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total acquisition costs of $2 million relating to both the Pennsylvania Hydro and Pennsylvania Hydro Step Acquisition were expensed as incurred.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

If the acquisition had taken place at the beginning of 2014, the additional revenue from the acquisition would have been $99 million (unaudited) for the year ended December 31, 2014.

Ireland Wind Portfolio

In June 2014, Brookfield Renewable acquired the wind portfolio of Bord Gáis Energy comprising 326 MW of operating wind capacity across 17 wind projects in  Ireland which is expected to generate 837 GWh annually. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €524 million ($718 million) included €521 million ($713 million) in cash increased for post-closing adjustments. The acquisition costs of $12 million were expensed as incurred.

If the acquisition had taken place at the beginning of 2014, the revenue from the acquisition would have been $92 million (unaudited) for the year ended December 31, 2014.

Final purchase price allocations, at fair values, with respect to the acquisitions were as follows:

(MILLIONS)	Maine	California	Pennsylvania	Ireland	Total
Cash and cash equivalents	$7	$4	$15	$35	$61
Restricted cash	-	-	-	12	12
Trade receivables and other current assets	13	-	11	10	34
Property, plant and equipment, at fair value	220	81	1,040	1,075	2,416
Other long-term assets	6	-	-	-	6
Current liabilities	(1)	-	(4)	(75)	(80)
Long-term debt	-	(13)	(77)	(232)	(322)
Other long-term liabilities	(1)	(5)	(76)	(107)	(189)
Net assets acquired	$244	$67	$909	$718	$1,938

During the years ended December 31, 2016 and 2015, the purchase price allocations for the acquisitions in 2015 and 2014, respectively, were finalized. No material changes to the provisional purchase price allocations disclosed in the audited consolidated financial statements for 2015 and 2014 had to be considered for acquisitions made in the respective years.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

4.  risk management and financial instruments

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

The sensitivity analysis discussed below reflect the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion below is not intended to reflect fully Brookfield Renewable’s risk exposure.

(a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i) Electricity price risk

Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in electricity prices.  Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation. Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets.

The table below summarizes the impact of changes in the market price of electricity as at December 31.  The impact is expressed in terms of the effect on net income and OCI.  The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2016	2015	2014	2016	2015	2014
5% increase	$(1)	$(2)	$(1)	$(7)	$(7)	$(9)
5% decrease	1	2	1	7	7	9

(1)       Amounts represent the potential annual net pretax impact.

(ii) Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.

Brookfield Renewable has exposure to the Canadian dollar, Brazilian real, Euro, British pound sterling and Colombian pesos through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.

The table below summarizes the impact of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2016	2015	2014	2016	2015	2014
5% increase	$1	$2	$12	$51	$10	$19
5% decrease	(1)	(2)	(12)	(51)	(10)	(19)

(1)       Amounts represent the potential annual net pretax impact.

(iii) Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.

Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt.  Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $4,194 million (2015: $2,532 million). Of this principal value, $966 million (2015: $1,040 million) has been hedged through the use of interest rate swaps. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2016	2015	2014	2016	2015	2014
1% increase	$(17)	$(15)	$(13)	$115	$125	$138
1% decrease	17	15	13	(115)	(125)	(138)

(1)       Amounts represent the potential annual net pretax impact.

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques.  In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 21 - Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2016	2015
Cash and cash equivalents	$223	$63
Restricted cash(1)	250	336
Trade receivables and other short-term receivables	365	185
Financial instrument assets	200	32
Due from related parties	54	57
	$1,092	$673

(1)            Includes both the current and long-term amounts.

(c) Liquidity risk

Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due.  Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 12 – Long-term debt and credit facilities.  Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.

Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

CASH OBLIGATIONS

The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the statement of financial position dates to the contractual maturity date.  As the amounts are the contractual undiscounted cash flows (gross of unamortized financing fees and accumulated amortization, where applicable), they may not agree with the amounts disclosed in the consolidated statements of financial position.

AS AT DECEMBER 31, 2016
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$467	$-	$-	$467
Financial instrument liabilities(1)	156	66	6	228
Due to related parties	76	-	-	76
Other long-term liabilities - concession payments	1	4	11	16
Long-term debt and credit facilities(1)	1,034	3,970	5,256	10,260
Interest payable on long-term debt(2)	589	1,821	1,449	3,859
Total	$2,323	$5,861	$6,722	$14,906

AS AT DECEMBER 31, 2015
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$284	$-	$-	$284
Financial instrument liabilities(1)	127	60	4	191
Due to related parties	64	-	-	64
Other long-term liabilities - concession payments	1	2	9	12
Long-term debt and credit facilities(1)	769	3,136	3,488	7,393
Interest payable on long-term debt(2)	375	1,121	1,170	2,666
Total	$1,620	$4,319	$4,671	$10,610

(1)            Includes both the current and long-term amounts.

(2)            Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Brookfield Renewable classifies its assets and liabilities as outlined below:

						Other		Non-financial
	Cash, loans			Derivatives		financial		assets and
AS AT DECEMBER 31, 2016	and	Assets/		used for		assets and		non-financial
(MILLIONS)	receivables	liabilities(1)		hedging		liabilities		liabilities		Total
Cash and cash equivalents	$223		$-		$-		$-		$-		$223
Restricted cash	121	-	-	-	-	-	-	-	-	-	121
Trade and other receivables(2)	365		-		-		-		-		365
Other current assets	-		-		-		-		89		89
Due from related parties(2)	54		-		-		-		-		54
Financial instrument assets(3)	-		14		50		136		-		200
Equity-accounted investments	-		-		-		-		206		206
Property, plant and equipment, at fair value	-		-		-		-		25,257		25,257
Goodwill	-		-		-		-		896		896
Deferred income tax assets	-		-		-		-		150		150
Other long-term assets	129		-		-		-		47		176
Total assets	$892		$14		$50		$136		$26,645		$27,737
Accounts payable and accrued liabilities(2)	$-		$-		$-		$467		$-		$467
Financial instrument liabilities(3)	-		11		217		-		-		228
Due to related parties(2)	-		-		-		76		-		76
Long-term debt and credit facilities(2)(3)	-		-		-		10,182		-		10,182
Deferred income tax liabilities	-		-		-		-		3,802		3,802
Other long-term liabilities	-		-		-		310		-		310
Total liabilities	$-		$11		$217		$11,035		$3,802		$15,065

(1)            Measured at fair value with all gains and losses recorded in the consolidated statement of income.

(2)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)            Includes both the current and long-term amounts.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

				Other	Non-financial
	Cash, loans		Derivatives	financial	assets and
AS AT DECEMBER 31, 2015	and	Assets/	used for	assets and	non-financial
(MILLIONS)	receivables	liabilities(1)	hedging	liabilities	liabilities	Total
Cash and cash equivalents	$63	$-	$-	$-	$-	$63
Restricted cash	198	-	-	-	-	198
Trade and other receivables(2)	185	-	-	-	-	185
Other current assets	-	-	-	-	71	71
Due from related parties(2)	57	-	-	-	-	57
Financial instrument assets(3)	-	15	31	-	-	46
Equity-accounted investments	-	-	-	-	197	197
Property, plant and equipment, at fair value	-	-	-	-	18,358	18,358
Deferred income tax assets	-	-	-	-	157	157
Other long-term assets	138	-	-	-	37	175
Total assets	$641	$15	$31	$-	$18,820	$19,507
Accounts payable and accrued liabilities(2)	$-	$-	$-	$284	$-	$284
Financial instrument liabilities(3)	-	-	191	-	-	191
Due to related parties(2)	-	-	-	64	-	64
Long-term debt and credit facilities(2)(3)	-	-	-	7,338	-	7,338
Deferred income tax liabilities	-	-	-	-	2,695	2,695
Other long-term liabilities	-	-	-	172	-	172
Total liabilities	$-	$-	$191	$7,858	$2,695	$10,744

(1)            Measured at fair value with all gains and losses recorded in the consolidated statement of income.

(2)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)            Includes both the current and long-term amounts.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2016	2015
Assets measured at fair value:
Cash and cash equivalents	$223	$-	$-	$223	$63
Restricted cash(1)	250	-	-	250	336
Financial instrument assets(2)
Energy derivative contracts	-	8	-	8	31
Interest rate swaps	-	7	-	7	-
Foreign exchange swaps	-	49	-	49	1
Available-for-sale investments	136	-	-	136	14
Property, plant and equipment	-	-	25,257	25,257	18,358
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	-	(5)	-	(5)	(1)
Interest rate swaps	-	(178)	-	(178)	(178)
Foreign exchange swaps	-	(45)	-	(45)	(12)
Contingent consideration(3)	-	-	(16)	(16)	(32)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities(2)	-	(10,870)	-	(10,870)	(7,892)
Total	$609	$(11,034)	$25,241	$14,816	$10,688

(1)       Includes both the current amount and long-term amount included in Other long-term assets.

(2)       Includes both the current and long-term amounts.

(3)       Amount relates to 2015 and 2014 business combinations.

There were no transfers between levels during the year ended December 31, 2016.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

		2016		2015
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$8	$5	$(3)	$(30)
Interest rate swaps	7	178	171	178
Foreign exchange swaps	49	45	(4)	11
Available-for-sale securities	136	-	(136)	(14)
Total	200	228	28	145
Less: current portion	55	156	101	101
Long-term portion	$145	$72	$(73)	$44
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table presents the change in Brookfield Renewable’s total net financial instrument liability position as at and for the year ended December 31:

(MILLIONS)	Note	2016	2015	2014
Balance, beginning of year		$145	$77	$56
(Decreases) increases in the net financial instrument liability position:
Unrealized (gain) loss through income on energy derivative contracts	(a)	-	(2)	3
Unrealized loss (gain) through OCI on energy derivative contracts	(a)	28	3	(37)
Unrealized loss (gain) through income on interest rate swaps	(b)	7	(2)	-
Unrealized loss through OCI on interest rate swaps	(b)	1	20	93
Unrealized (gain) loss through income on foreign exchange swaps	(c)	(3)	13	(13)
Unrealized loss (gain) through OCI on foreign exchange swaps	(c)	61	(57)	(65)
Unrealized loss through income on available-for-sale investments	(d)	-	25	-
Unrealized (gain) through OCI on available-for-sale investments	(d)	(52)	-	-
Acquisitions, settlements and other		(159)	68	40
Balance, end of year		$28	$145	$77

Financial instrument liabilities not designated as hedging instruments:
Energy derivative contracts	(a)	$3	$-	$-
Interest rate swaps	(b)	2	-	-
Foreign exchange swaps	(c)	6	-	-
Net positions		$11	$-	$-

Financial instrument liabilities designated as hedging instruments:
Energy derivative contracts	(a)	$2	$1	$-
Interest rate swaps	(b)	176	178	170
Foreign exchange swaps	(c)	39	12	4
Net positions		$217	$191	$174
Financial instrument assets not designated as hedging instruments:
Energy derivative contracts	(a)	$(3)	$-	$-
Interest rate swaps	(b)	(1)	-	-
Foreign exchange swaps	(c)	(10)	(1)	(14)
Available-for-sale investments	(d)	(136)	(14)	(31)
Net positions		$(150)	$(15)	$(45)
Financial instrument assets designated as hedging instruments:
Energy derivative contracts	(a)	$(5)	$(31)	$(31)
Interest rate swaps	(b)	(6)	-	-
Foreign exchange swaps	(c)	(39)	-	(21)
Net positions		$(50)	$(31)	$(52)

Total net positions		$28	$145	$77

(a)     Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

For the year ended December 31, 2016, gains of $48 million relating to energy derivative contracts were realized and reclassified from OCI to revenues in the consolidated statements of income (loss) (2015: $32 million and 2014: $4 million).

Based on market prices as of December 31, 2016, unrealized gains of $6 million (2015: $25 million and 2014: $18 million) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.

(b)    Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

At December 31, 2016, agreements with a total notional exposure of $2,397 million were outstanding (2015: $2,002 million) including $871 million (2015: $nil) associated with agreements that are not formally designated as hedging instruments. The fixed interest rates resulting from these agreements range from 0.82% to 6.24% (2015: 0.51% to 5.88%).

For the year ended December 31, 2016, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense – borrowings in the consolidated statements of income (loss) were $16 million losses (2015: $nil and 2014: $4 million losses).

Based on market prices as of December 31, 2016, unrealized losses of $110 million (2015: $114 million and 2014: $95 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

(c)     Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

At December 31, 2016, agreements with a total notional exposure of $1,325 million were outstanding (2015: $442 million) including $283 million (2015: $36 million) associated with agreements that are not formally designated as hedging instruments.

Based on market prices as of December 31, 2016, unrealized losses of $1 million (2015: $12 million losses and 2014: $26 million gains) recorded in AOCI on foreign exchange swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

(d)  Available-for-sale

Brookfield Renewable’s available for sale assets consist of investments in publicly-quoted securities.

Available-for-sale securities are recorded on the statement of financial position at fair value, and are assessed for impairment at each reporting date. For the year ended December 31, 2016, net movements

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

relating to available-for-sale securities realized and reclassified from OCI to net income were $9 million gains (2015 and 2014: $nil).

5.  segmented information

Brookfield Renewable operates renewable power generating assets, which include hydroelectric facilities and wind facilities located in North America, Colombia, Brazil and Europe. Brookfield Renewable also operates four biomass facilities and three Co-gen facilities. Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and biomass).

The investment in Isagen (Note 3 – Business combinations) changed how Brookfield Renewable presents some of the segmented disclosure. Following the acquisition of Isagen, the CODM consider information on Isagen and Brazil on a standalone basis. Accordingly, a “Colombia” segment that includes Isagen and a “Brazil” segment that includes our Brazil operations has been added. The Colombia segment aggregates the financial results of its hydroelectric and Co-gen facilities.

Brookfield Renewable adjusted the geographies of the Hydroelectric and Wind segments. Given that Canada and the United States now make up a smaller proportion of the global portfolio, they were combined into a single North America segment to reflect how the CODM reviews the results of the business, manages operations, and allocates resources.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs) plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred limited partners.

Transactions between the reportable segments occur at fair value.

The following segmented information is regularly reported to our CODM.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

	Hydroelectric			Wind			Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
For the year ended December 31, 2016:
Revenues(2)	$1,002	$819	$212	$202	$136	$35	$45	$1	$2,452
Adjusted EBITDA	677	385	157	151	81	31	20	(15)	1,487
Interest expense - borrowings	(229)	(153)	(34)	(53)	(29)	(14)	(3)	(91)	(606)
Cash portion of non-controlling interests	(73)	(162)	(16)	(24)	(34)	(9)	2	(25)	(341)
Funds From Operations	370	46	97	74	18	6	16	(208)	419
Depreciation	(306)	(118)	(141)	(103)	(84)	(12)	(17)	-	(781)
For the year ended December 31, 2015:
Revenues(2)	$1,003	$-	$225	$206	$138	$22	$34	$-	$1,628
Adjusted EBITDA	708	-	188	162	103	21	14	(19)	1,177
Interest expense - borrowings	(222)	-	(24)	(63)	(29)	(9)	(2)	(80)	(429)
Cash portion of non-controlling interests	(90)	-	(17)	(23)	(43)	(6)	(5)	(30)	(214)
Funds From Operations	390	-	136	76	32	5	6	(178)	467
Depreciation	(282)	-	(125)	(111)	(80)	(9)	(9)	-	(616)
For the year ended December 31, 2014:
Revenues(2)	$1,113	$-	$265	$252	$45	$-	$29	$-	$1,704
Adjusted EBITDA	808	-	198	191	29	-	11	(21)	1,216
Interest expense - borrowings	(223)	-	(19)	(77)	(9)	-	-	(87)	(415)
Cash portion of non-controlling interests	(85)	-	(13)	(34)	(13)	-	-	(38)	(183)
Funds From Operations	499	-	149	80	18	-	11	(197)	560
Depreciation	(241)	-	(143)	(135)	(25)	-	(4)	-	(548)

(1)       Includes Co-gen and biomass.

(2)       North America revenues totaled $786 million and $418 million in the United States and Canada, respectively (2015: $799 million and $410 million and 2014: $848 million and $517 million).

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income and cash flows from operating activities as presented in the consolidated statements of cash flows, for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	Notes	2016	2015	2014
Net Income		$40	$103	$203
Management service costs		62	48	51
Share of non-cash loss from equity-accounted investments	18	9	10	23
Unrealized financial instruments loss	4	4	9	(10)
Depreciation		781	616	548
Other	8	38	63	(3)
Income tax recovery
Current	10	44	18	18
Deferred	10	(97)	(78)	(29)
Interest expense - borrowings	12	606	429	415
Cash portion of non-controlling interests(1)		-	(41)	-
Adjusted EBITDA		$1,487	$1,177	$1,216

Cash flows from operating activities		$632	$588	$700
Net changes in working capital balances		137	62	20
Changes in due to or from related parties		(11)	18	10
Other expenses		14	1	6
Gain on disposal(1)		-	53	-
Fixed earnings adjustment		-	-	11
Dividends received from equity-accounted investments	18	(6)	(19)	(30)
Share of cash-earnings from equity-accounted investments	18	9	20	26
Distributions to preferred limited partners	14	(15)	(1)	-
Cash portion of non-controlling interests		(341)	(255)	(183)
Funds From Operations		$419	$467	$560

(1)       In 2015, the sale of the 102 MW wind facility in California resulted in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility, and is net of the cash portion of non-controlling interests.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table presents information about Brookfield Renewable’s certain statement of financial position items on a segmented basis:

	Hydroelectric			Wind energy			Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
As at December 31, 2016:
Property, plant and equipment, at fair value(2)	$14,058	$5,275	$2,236	$1,726	$1,253	$334	$375	$-	$25,257
Total assets	14,585	6,539	2,473	1,821	1,356	367	414	182	27,737
Total borrowings	3,975	1,924	260	1,006	627	120	41	2,229	10,182
Total liabilities	6,530	3,396	449	1,280	815	123	54	2,418	15,065
For the year ended December 31, 2016:
Additions to property, plant and equipment	971	4,812	217	7	73	1	18	-	6,099
As at December 31, 2015:
Property, plant and equipment, at fair value(2)	$13,119	$-	$1,728	$1,787	$1,201	$245	$278	$-	$18,358
Total assets	13,740	-	1,954	1,895	1,312	267	315	24	19,507
Total borrowings	3,675	-	207	963	618	105	34	1,736	7,338
Total liabilities	6,226	-	311	1,284	838	108	76	1,901	10,744
For the year ended December 31, 2015:
Additions to property, plant and equipment	117	-	373	10	347	318	284	-	1,449

The following information is about Brookfield Renewable’s equity-accounted investments:

	Hydroelectric			Wind energy			Other	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
As at December 31, 2016	$172	$-	$29	$-	$5	$-	$-	$-	$206
As at December 31, 2015	$166	$-	$24	$-	$7	$-	$-	$-	$197

(1)       Includes Co-gen and biomass.

(2)       North America property, plant and equipment totaled $10,013 million and $5,771 million in the United States and Canada, respectively (2015: $9,134 million and $5,772 million).

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

6.  Other income

Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2016	2015	2014
Interest income and other	$41	$21	$10
Gains on settlement of foreign currency contracts	23	31	-
Gain on disposal(1)	-	53	-
Compensation related to expired Brazilian
concession agreements(2)	-	17	-
	$64	$122	$10

(1)       In 2015, the sale of the 102 MW wind facility in California resulted in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility, and is net of the cash portion of non-controlling interests.

(2)       In 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these agreements in exchange for compensation of $17 million.

7.DIRECT OPERATING COSTS

Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2016	2015	2014
Operations, maintenance and administration		$553	$396	$353
Water royalties, property taxes and other		149	119	130
Fuel and power purchases(1)		313	15	20
Energy marketing fees	26	23	22	21
		$1,038	$552	$524

(1)       The increase in fuel and power purchase is primarily attributable to our portfolio in Colombia.

8.  Other

Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2016	2015	2014
Transaction costs	3	$(22)	$(6)	$(17)
Change in fair value of property, plant and equipment		(10)	(38)	9
Unrealized loss on available-for-sale securities		-	(25)	-
Other		(6)	6	11
		$(38)	$(63)	$3

9. Foreign currency translation

Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2016	2015	2014
Foreign currency translation on
Property, plant and equipment, at fair value	11	$1,186	$(1,975)	$(910)
Long-term debt and credit facilities		(244)	697	352
Deferred income tax liabilities and assets		(157)	202	112
Other assets and liabilities		201	(62)	(21)
		$986	$(1,138)	$(467)
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

10.  Income taxes

The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2016	2015	2014
Income tax recovery applicable to:
Current taxes
Attributed to the current period	$(44)	$(18)	$(18)
Deferred taxes
Income taxes - origination and reversal of temporary differences	$71	$87	$30
Relating to change in tax rates / imposition of new tax laws	35	6	15
Relating to unrecognized temporary differences and tax losses	(9)	(15)	(16)
	$97	$78	$29
Total income tax recovery	$53	$60	$11

The major components of deferred income tax recovery (expense) for the year ended December 31 recorded directly to OCI are as follows:

(MILLIONS)	2016	2015	2014
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$2	$8	$12
Other	(7)	(17)	(8)
Revaluation surplus
Origination and reversal of temporary differences	(55)	(263)	(408)
Relating to changes in tax rates / imposition of new tax laws	19	(19)	38
	$(41)	$(291)	$(366)

Brookfield Renewable’s effective income tax (expense) recovery for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2016	2015	2014
Statutory income tax (expense) recovery(1)	$5	$(15)	$(66)
(Reduction) increase resulting from:
Increase in tax assets not recognized	(9)	(15)	(16)
Deemed profit method differences in Brazil	(11)	10	8
Differences between statutory rate and future tax rate	54	68	65
Income or losses recorded not taxable to Brookfield Renewable	14	14	11
Other	-	(2)	9
Effective income tax recovery	$53	$60	$11

(1)            Statutory income tax  expense is calculated at the domestic rates applicable to the profits in the country concerned.

The above reconciliation has been prepared by aggregating the information for all of Brookfield  Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

Brookfield Renewable’s effective income tax rate was 384.03% for the year ended December 31, 2016 (2015: negative 139.53%). The effective tax rate is more than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, and non-controlling interests’ income not subject to tax.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2016	2015
2022 and thereafter	$98	$77

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

		Amount available	Difference	Net deferred
	Non-capital	for future	between tax and	tax (liabilities)
(MILLIONS)	losses	deductions	carrying value	assets
As at January 1, 2014	$341	$110	$(2,599)	$(2,148)
Recognized in Net income (loss)	46	(12)	(5)	29
Recognized in equity	15	-	(366)	(351)
Business combination	10	-	(130)	(120)
Foreign exchange	(9)	(10)	114	95
As at December 31, 2014	403	88	(2,986)	(2,495)
Recognized in Net income (loss)	73	(11)	16	78
Recognized in equity	(1)	-	(279)	(280)
Business combination	5	-	(35)	(30)
Foreign exchange	(22)	(12)	223	189
As at December 31, 2015	458	65	(3,061)	(2,538)
Recognized in Net income (loss)	24	(10)	83	97
Recognized in equity	17	-	(48)	(31)
Business combination	-	-	(1,020)	(1,020)
Foreign exchange	-	1	(161)	(160)
As at December 31, 2016	$499	$56	$(4,207)	$(3,652)

The deferred income tax liabilities include $2,948 million (2015: $2,924 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

The taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $1,380 million (2015: $1,248 million).

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

11.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Other(1)	Total(2)
As at December 31, 2013		$13,199	$2,496	$46	$15,741
Additions		135	79	-	214
Acquisitions through business combinations	3	1,341	1,075	-	2,416
Items recognized through OCI
Change in fair value		1,587	57	-	1,644
Foreign exchange		(679)	(229)	(2)	(910)
Items recognized through net income
Change in fair value		11	(3)	1	9
Depreciation		(384)	(160)	(4)	(548)
As at December 31, 2014		$15,210	$3,315	$41	$18,566
Additions		183	51	55	289
Acquisitions through business combinations	3	307	624	229	1,160
Disposal		-	(230)	-	(230)
Items recognized through OCI
Change in fair value		1,141	52	16	1,209
Foreign exchange		(1,585)	(336)	(54)	(1,975)
Items recognized through net income
Change in fair value		(2)	(43)	-	(45)
Depreciation		(407)	(200)	(9)	(616)
As at December 31, 2015		$14,847	$3,233	$278	$18,358
Additions(3)	3	269	71	18	358
Acquisitions through business combinations	3	5,731	10	-	5,741
Items recognized through OCI
Change in fair value		190	187	54	431
Foreign exchange		1,114	21	51	1,186
Items recognized through net income
Change in fair value		(17)	(10)	(9)	(36)
Depreciation		(565)	(199)	(17)	(781)
As at December 31, 2016		$21,569	$3,313	$375	$25,257

(1)     Includes biomass and Co-gen.

(2)     Includes intangible assets of $14 million (2015: $13 million and 2014: $23 million) and construction work in process (“CWIP”) of $663 million (2015: $405 million and 2014: $210 million).

(3)     Includes $13 million related to the finalization of the Scotland Wind Pipeline purchase price allocation. See Note 3 – Business combinations.

The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 1(f) - Property, plant and equipment and revaluation method and 1(n) - Critical estimates. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(o)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment.Brookfield Renewable has classified its property, plant and equipment under level 3 of the fair value hierarchy.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology, are provided in the following table:

	North America		Brazil		Europe
	2016	2015	2016	2015	2016	2015
Discount rate
Contracted	4.8% - 5.5%	4.7% - 5.4%	9.2%	9.2%	4.1% - 5.0%	5.0%
Uncontracted	6.6% - 7.2%	6.4% - 7.1%	10.5%	10.5%	5.9% - 6.8%	6.8%
Terminal capitalization rate(1)	6.3% - 6.9%	6.3% - 6.9%	N/A	N/A	N/A	N/A
Exit date	2036	2035	2031	2033	2031	2031

(1)            The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2016
	North
(MILLIONS)	America	Brazil	Europe	Total
25 bps increase in discount rates	$(670)	$(50)	$(20)	$(740)
25 bps decrease in discount rates	730	50	20	800

5% increase in future electricity prices	540	70	20	630
5% decrease in future electricity prices	(540)	(70)	(20)	(630)

25 bps increase in terminal capitalization rate(1)	(180)	-	-	(180)
25 bps decrease in terminal capitalization rate(1)	190	-	-	190
	2015
	North
(MILLIONS)	America	Brazil	Europe	Total
25 bps increase in discount rates	$(670)	$(30)	$(20)	$(720)
25 bps decrease in discount rates	730	30	20	780
5% increase in future electricity prices	510	50	10	570
5% decrease in future electricity prices	(510)	(50)	(10)	(570)
25 bps increase in terminal capitalization rate(1)	(180)	-	-	(180)
25 bps decrease in terminal capitalization rate(1)	190	-	-	190

(1)        The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2016, is 15 years (2015: 18 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included in Brazil, the fair value of property, plant and equipment would increase by approximately $1,500 million.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table summarizes the percentage of total generation contracted under power purchase agreements:

	North America	Brazil	Europe
1 - 10 years	63%	65%	85%
11 - 20 years	46%	58%	34%

The following table summarizes power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Brazil		Europe
1 - 10 years	$82	R$	270	€90
11 - 20 years	89		387	109

(1)            Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Brazil		Europe
1 - 10 years	$73	R$	289	€84
11 - 20 years	124		454	101

(1)            Assumes nominal prices based on weighted-average generation.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2023. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $130 million (2015: $60 million).

Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2016	2015
Hydroelectric	$12,761	$6,313
Wind	2,688	2,780
Other(1)	319	262
	$15,768	$9,355

(1)         Includes biomass and Co-gen.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

12.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations as at December 31 is presented in the following table:

	2016				2015
	Weighted-average			Estimated	Weighted-average			Estimated
	Interest	Term	Carrying	Fair	Interest	Term	Carrying	Fair
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	value	rate (%)	(years)	value	value
Corporate borrowings
Series 3 (C$200)	5.3	1.8	$149	$158	5.3	2.8	$145	$156
Series 4 (C$150)	5.8	19.9	111	132	5.8	20.9	108	121
Series 6 (C$300)	-	-	-	-	6.1	0.9	217	225
Series 7 (C$450)	5.1	3.8	334	368	5.1	4.8	325	361
Series 8 (C$400)	4.8	5.1	298	331	4.8	6.1	289	321
Series 9 (C$400)	3.8	8.4	298	308	3.8	9.4	289	290
Series 10 (C$500)	3.6	10.0	372	380	-	-	-	-
	4.5	7.4	$1,562	$1,677	5.0	6.5	$1,373	$1,474
Credit facilities	1.9	4.5	$673	$673	1.4	4.5	$368	$368
Subsidiary borrowings
North America	5.3	9.3	5,025	5,445	5.4	8.9	4,674	5,026
Colombia	9.3	6.9	1,937	1,958	-	-	-	-
Europe	3.7	11.1	641	695	3.9	11.0	631	678
Brazil	10.4	11.8	422	422	10.1	11.9	347	346
	6.4	9.0	$8,025	$8,520	5.5	9.3	$5,652	$6,050

Total debt			10,260	10,870			7,393	7,892
Add: Unamortized premiums(1)			2				4
Less: Unamortized financing fees(1)			(80)				(59)
Less: Current portion			(1,034)				(770)
			$9,148				$6,568

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

		Cash flows from	Non-cash
(MILLIONS)	Jan 1	financing activities	Acquisition	Disposal	Other(1)	Dec 31
2016	$7,338	$1,502	$1,104	$-	$238	$10,182
2015	$7,678	$89	$391	$(136)	$(684)	$7,338

(1)            Includes foreign exchange and amortization of premium and unamortized financing fees.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Future repayments of Brookfield Renewable’s debt obligations, for each of the next five years and thereafter are as follows:

(MILLIONS)	2017	2018	2019	2020	2021	Thereafter	Total
Corporate borrowings and
credit facilities	$-	$349	$-	$345	$462	$1,079	$2,235
Subsidiary borrowings
North America	863	114	181	829	91	2,947	5,025
Colombia	80	92	277	95	741	652	1,937
Europe	54	46	49	55	58	379	641
Brazil	37	48	49	46	43	199	422
	$1,034	$649	$556	$1,370	$1,395	$5,256	10,260
Unamortized financing fees, net
of unamortized premiums							(78)
							10,182
Equity-accounted investments	$1	$6	$5	$6	$6	$409	433
							$10,615

The following table outlines change in financing fees for the year ended December 31:

(MILLIONS)	2016	2015	2014
Corporate borrowings
Unamortized financing fees, beginning of year	$5	$5	$6
Additional financing fees	2	1	-
Amortization of financing fees	(1)	(1)	(1)
Unamortized financing fees, end of year	$6	$5	$5
Subsidiary borrowings
Unamortized financing fees, beginning of year	$54	$66	$46
Additional financing fees	41	7	39
Amortization of financing fees	(17)	(15)	(13)
Foreign exchange translation and other	(4)	(4)	(6)
Unamortized financing fees, end of year	$74	$54	$66
Total	$80	$59	$71

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 29  - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

In August 2016, Brookfield Renewable issued C$500 million ($383 million) of medium-term corporate notes, maturing in January 2027 at a fixed rate of 3.63%.

Brookfield Renewable repaid C$300 million ($223 million) of medium-term corporate notes upon maturity in November 2016.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Subsidiary borrowings in Colombia consist of floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.

In January 2016, Brookfield Renewable and its institutional partners secured non-recourse financing in the amount of $750 million with respect to the acquisition of Isagen shares.  The $750 million of non-recourse borrowings is comprised of both U.S. dollar and COP term loans and a U.S. dollar revolving credit facility. The U.S. dollar loans bear an interest rate of LIBOR plus a margin of 2.50% and the COP loans bear an interest rate of IBR plus 3.90%.  All term loans mature in January 2021 while the revolving credit facility expires in July 2019 (with extension rights).  In addition, Isagen had corporate borrowings with principal balances totaling COP 3,718 billion ($1,104 million). These loans bear floating rate interest rates with a weighted-average interest rate of 11.44% and a weighted-average remaining term of approximately 9 years, as at the initial acquisition date. See Note 3 – Business Combinations.

In March 2016, Brookfield Renewable increased indebtedness associated with a 488 MW hydroelectric portfolio in Ontario through the issuance of C$150 million ($112 million) of bonds. The bonds bear interest at 3.41% and mature in November 2020.

In March 2016, Brookfield Renewable increased indebtedness associated with a 349 MW hydroelectric portfolio in Ontario through the issuance of C$50 million ($38 million) of bonds. The bonds bear interest at 3.24% and mature in June 2023.

In March 2016, Brookfield Renewable refinanced the loan associated with its 123 MW wind portfolio in Portugal by securing €88 million ($98 million) of long-term debt, a €5 million ($6 million) working capital facility and a €7 million ($8 million) debt reserve facility and simultaneously retired existing indebtedness of €70 million ($78 million). The long-term debt currently bears interest at the Euro Interbank Offered Rate (“EURIBOR”) plus a margin of 2.75%.

In April, 2016, concurrent with the closing of the 296 MW hydroelectric portfolio in Pennsylvania, Brookfield Renewable secured a $315 million financing. The debt currently bears interest at the U.S. LIBOR plus a margin of 1.50%.

In April 2016, Isagen successfully amended a COP 367 billion ($122 million) loan to extend its maturity to December 2025.

In May 2016, Brookfield Renewable refinanced a $190 million loan and $9 million letter of credit facility associated with a 377 MW hydroelectric portfolio in Tennessee and North Carolina. The loan and letter of credit facility currently bear interest at the U.S. LIBOR plus a margin of 2.75%.

In June 2016, Brookfield Renewable repaid $63 million against a $174 million note purchase agreement related to a 120 MW wind facility in California. Concurrently, Brookfield Renewable secured a 7-year, $43 million financing on the same asset, resulting in aggregate debt of $154 million. The new debt currently bears interest at U.S. LIBOR plus a margin of 2.75%.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

In August 2016, Brookfield Renewable refinanced a $75 million loan associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure fund. The loan currently bears interest at LIBOR plus 2.75% and matures in August 2019.

In August 2016, Brookfield Renewable refinanced indebtedness associated with a 75 MW hydroelectric portfolio in British Columbia through the issuance of C$80 million ($61 million) of bonds. The bonds bear interest at 4.45% and mature in August 2026.

In September 2016, Isagen issued COP 300 billion ($101 million) bonds and used part of the proceeds to repay COP 199 billion ($67 million) existing bonds maturing in the same month. The new bonds comprise of COP 202 billion ($68 million) at 8.19% fixed interest rate and September 2023 maturity, and COP 98 billion ($33 million) at IPC plus 3.78% interest rate and September 2028 maturity.

In October 2016, Brookfield Renewable completed a financing associated with two wind facilities in Europe totaling 29 MW by securing £43 million ($55 million) of long-term debt, a £1 million ($1 million) working capital facility and a £2.5 million ($3 million) debt reserve facility. The long-term debt matures in 2035 and bears interest at the LIBOR plus a margin of 2.20% for the construction phase and reduces to a margin of 1.90% at the commencement of the operational phase.

In October 2016, Brookfield Renewable completed R$137 million ($44 million) of financing with respect to a 25 MW hydroelectric facility currently under construction in Brazil. The loan bears interest at a rate of TJLP plus 2.18% and matures in 2037.

In October 2016, Brookfield Renewable completed a refinancing associated with a 150 MW wind portfolio in California. The debt comprises of $103 million bond at 3.97% and $109 million bank term loan with  LIBOR plus 1.88% interest rate. The bonds and term loan mature in 2035 and 2034, respectively.

In November 2016, Brookfield Renewable refinanced an $18 million debt associated with a 15 MW hydroelectric facility in New England. The debt bears interest at the U.S. LIBOR plus a margin of 3.25% and matures in November 2019.

In December 2016, Brookfield Renewable completed a refinancing associated with a 417 MW hydroelectric facility in Pennsylvania by issuing $500 million in notes at 4.61%. The notes mature in December 2026.

Credit facilities

In June 2016, Brookfield Renewable extended the maturity of its corporate credit facilities by one year to June 30, 2021 and also increased the available amount to $1,690 million from $1,560 million. The applicable margin is 1.20% and the credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro or British Pound Sterling in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. See Note 25 – Commitments, Contingencies and Guarantees. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

Brookfield Asset Management has provided a $200 million committed unsecured revolving credit facility maturing in December 2017. The interest rate applicable for the $200 million draw made in 2016 is LIBOR plus 0.8%. See Note 26 – Related Party Transactions.

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table summarizes the available portion of credit facilities as at December 31:

(MILLIONS)	2016	2015
Authorized credit facilities	$1,890	$1,760
Draws on credit facilities	(673)	(368)
Issued letters of credit	(250)	(218)
Available portion of credit facilities	$967	$1,174
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

13. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2016	2015
Participating non-controlling interests - in operating subsidiaries	$5,589	$2,587
General partnership interest in a holding subsidiary held by Brookfield	55	52
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,680	2,559
Preferred equity	576	610
	$8,900	$5,808

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

							Isagen
	Brookfield					Isagen	public
	Americas	Brookfield	Brookfield	The	Brookfield	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Catalyst	Energia	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Group	Renovável	investors	interests	Other	Total
As at December 31, 2013	$891	$207	$-	$116	$46	$-	$-	$43	$1,303
Net income	14	22	-	14	-	-	-	1	51
OCI	54	187	-	8	-	-	-	10	259
Capital contributions	-	610	-	-	-	-	-	-	610
Distributions	(45)	(89)	-	(12)	(3)	-	-	-	(149)
Other	-	-	-	-	(11)	-	-	(1)	(12)
As at December 31, 2014	$914	$937	$-	$126	$32	$-	$-	$53	$2,062
Net income	26	27	-	14	-	-	-	2	69
OCI	89	144	-	(12)	(10)	-	-	(7)	204
Capital contributions	-	460	-	-	-	-	-	-	460
Distributions	(70)	(126)	-	(7)	(1)	-	-	(4)	(208)
Other	(1)	(1)	-	-	1	-	-	1	-
As at December 31, 2015	$958	$1,441	$-	$121	$22	$-	$-	$45	$2,587
Net (loss) income	(18)	(16)	15	16	-	47	19	2	65
OCI	46	228	-	2	6	148	205	-	635
Capital contributions	-	74	1,074	-	-	1,473	-	-	2,621
Acquisition	-	-	-	-	-	-	1,417	-	1,417
Distributions	(23)	(73)	(7)	(12)	(2)	-	-	(2)	(119)
MTO adjustments	-	-	3	-	-	7	(1,627)	-	(1,617)
As at December 31, 2016	$963	$1,654	$1,085	$127	$26	$1,675	$14	$45	$5,589
Interests held by third parties	75-80%	50-60%	23-71%	25%	24-30%	53%	0.4%	21-50%

In accordance with IFRS 10, Consolidated Financial Statements, Brookfield Renewable is accounting for the additional interests in Isagen purchased under the MTOs as an equity transaction related to the acquisition of non-controlling interest, separate from the Initial Investment of 57.6% controlling interest. Accordingly, the 42.0% ownership interest in Isagen acquired as part of the MTOs was reflected at fair value at the acquisition date and, when acquired, was accounted for as an acquisition of non-controlling interest. The remaining 0.4% ownership interest in Isagen not held by Brookfield Renewable and its co-

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

investors as at December 31, 2016 remains as non-controlling interest. See Note 3 – Business Combinations.

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

	Brookfield
	Americas	Brookfield	Brookfield
	Infrastructure	Infrastructure	Infrastructure	The Catalyst
(MILLIONS)	Fund	Fund II	Fund III(1)	Group	Isagen(2)	Other	Total
Interests held by third parties	75-80%	50-60%	71%	25%	76%	21-50%
Place of business		United States				United States
	United States	Brazil				Brazil
	Brazil	Europe	United States	United States	Colombia	Canada
For the year ended
December 31, 2014:
Revenue	$164	$211	$-	$162	$-	$31	$568
Net income	18	46	-	56	-	3	123
Total comprehensive income	85	422	-	87	-	45	639
non-controlling interests	14	22	-	14	-	1	51
For the year ended
December 31, 2015:
Revenue	$136	$402	$-	$160	$-	$30	$728
Net income	34	49	-	56	-	8	147
Total comprehensive
income (loss)	144	247	-	8	-	(51)	348
Net income allocated to
non-controlling interests	26	27	-	14	-	2	69
As at December 31, 2015:
Property, plant and
equipment, at fair value	$1,786	$4,417	$-	$981	$-	$398	$7,582
Total assets	1,840	4,770	-	1,096	-	409	8,115
Total borrowings	563	1,870	-	496	-	44	2,973
Total liabilities	628	2,236	-	512	-	61	3,437
Carrying value of non-
controlling interests	$958	$1,441	$-	$121	$-	$67	$2,587

For the year ended
December 31, 2016:
Revenue	$118	$394	$28	$164	$819	$27	$1,550
Net (loss) income	(22)	(23)	(8)	62	110	5	124
Total comprehensive income	37	356	(8)	70	502	31	988
As at December 31, 2016:
Property, plant and
equipment, at fair value	$1,807	$4,816	$848	$970	$5,275	$417	$14,133
Total assets	1,865	5,125	855	1,072	6,539	428	15,884
Total borrowings	571	1,881	313	450	1,924	41	5,180
Total liabilities	631	2,235	319	466	3,396	60	7,107

(1)         Excludes information relating to Isagen which is presented separately.

(2)         Summarized financial information relating to Isagen has been presented as a single amount. The total third parties ownership interest in Isagen as of December 31, 2016 was 75.9% and comprised of Brookfield Infrastructure Fund III: 22.9%, Isagen Institutional investors: 52.6% and Isagen public non-controlling interests: 0.4%.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at December 31, 2016, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2015: 2,651,506) and 129,658,623 (December 31, 2015: 129,658,623), respectively.

Distributions

The composition of the distributions for the year ended December 31 is presented in the following table:

(MILLIONS)	2016	2015
General partnership interest in a holding
subsidiary held by Brookfield	$5	$4
Incentive distribution	19	8
	$24	$12

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$232	$217
	$256	$229

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield:

(MILLIONS)	2016	2015	2014
For the year ended December 31:
Revenue	$2,452	$1,628	$1,704
Net income	40	103	203
Comprehensive income	1,369	5	1,071
Net income allocated to(1):
GP interest	-	-	1
Redeemable/Exchangeable partnership units	(29)	1	55
As at December 31:
Property, plant and equipment, at fair value	$25,257	$18,358
Total assets	27,737	19,507
Total borrowings	10,182	7,338
Total liabilities	15,065	10,744
Carrying value of(2):
GP interest	55	52
Redeemable/Exchangeable partnership units	2,680	2,559

(1)         Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 156.4 million, respectively (2015: 2.7 million, 129.7 million, and 143.3 million, respectively and 2014: 2.7 million, 129.7 million, and 138.8 million, respectively).

(2)         Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 166.8 million, respectively (2015: 2.7 million, 129.7 million, and 143.2 million, respectively).

Preferred equity

Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the year ended
(MILLIONS EXCEPT	Shares	dividend	redemption	December 31
AS NOTED)	outstanding	rate(%)	date	2016	2015	2016	2015
Series 1 (C$136)	5.45	3.36	Apr 30, 2020	$3	$6	$101	$98
Series 2 (C$113)(1)	4.51	3.15	Apr 30, 2020	3	2	84	81
Series 3 (C$249)	9.96	4.40	Jul 31, 2019	8	8	185	179
Series 5 (C$103)	4.11	5.00	Apr 30, 2018	4	7	76	126
Series 6 (C$175)	7.00	5.00	Jul 31, 2018	7	7	130	126
	31.03			$25	$30	$576	$610

(1)       Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2016, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

The fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.620%. The quarterly dividend in respect of the November 1, 2016 to January 31, 2017 dividend period was paid on January 31, 2017 at an annual rate of 3.153% (C$ 0.198683 per share).

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The holders of the Series 3 Preference Shares are entitled to receive fixed cumulative dividends.  The dividend will reset on July 31, 2019 and every five years thereafter at a rate equal to the then five year Government of Canada Bond yield plus 2.94%.

The holders of the Series 3 Preference Shares will have the right, at their option, to convert their shares into Class A, Series 4 Preference Shares on a one-for-one basis on the earliest permitted redemption date and every five years thereafter. The holders of the Series 4 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.94%.

The holders of the Series 5 and 6 Preference Shares are entitled to receive fixed cumulative dividends.

Class A Preference Shares – Normal Course Issuer Bid

In June 2016, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of BRP Equity’s intention to renew its normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares. The bid will expire on June 26, 2017, or earlier should the repurchases be completed prior to such date. Shareholders may obtain a copy of the notice, free of charge, by contacting Brookfield Renewable.

Class A, Series 5  Preference Shares – Exchange offer

In November 2015, Brookfield Renewable announced its offer to exchange (the “Exchange Offer”) each issued and outstanding Class A, Series 5 Preference Share of BRP Equity with an annual dividend rate of 5.00% (the “Series 5 Preference Shares”) for one newly issued Class A, Series 5 Preferred Limited Partnership Unit (the “Preferred LP Units”) of Brookfield Renewable with an annual distribution rate of 5.59%.

The Exchange Offer was open for acceptance until, and completed on, February 8, 2016. On that date, a total of 2,885,496 Series 5 Preference Shares were tendered and exchanged for an equal number of Series 5 Preferred LP Units.

14. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared
		Cumulative	permitted	for the year ended
(MILLIONS EXCEPT	Shares	distribution	redemption	December 31
AS NOTED)	outstanding	rate (%)	date	2016	2015	2016	2015
Series 5 (C$72)	2.89	5.59	Apr 30, 2018	$3	$-	$49	$-
Series 7 (C$175)	7.00	5.50	Jan 31, 2021	7	1	128	128
Series 9 (C$200)	8.00	5.75	Jul 31, 2021	5	-	147	-
	17.89			$15	$1	$324	$128

As noted in Note 13 – Non-Controlling Interests, in February 2016 a total of 2,885,496 Class A, Series 5 Preference Shares of BRP Equity were tendered and exchanged for an equal number of Series 5 Preferred LP Units of Brookfield Renewable.

The holders of the Series 7 Preferred LP Units are entitled to receive fixed cumulative quarterly distributions. The distribution rate will reset on January 31, 2021 and every five years thereafter.

On May 25, 2016, Brookfield Renewable issued 8,000,000 Class A, Series 9 Preferred Limited Partnership Units (the “Series 9 Preferred LP Units”) at a price of C$25 per unit for gross proceeds of

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

C$200 million ($152 million). Brookfield Renewable incurred C$7 million ($5 million) in transaction costs and the net proceeds of C$193 million ($147 million) were used to repay outstanding indebtedness and for general corporate purposes. The holders of the Series 9 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending July 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 5.01%, and (ii) 5.75%.

The holders of Series 9 Preferred LP Units will have the right, at their option, to convert their Series 9 Preferred LP Units into Class A, Series 10 Preferred LP Units, subject to certain conditions, on July 31, 2021 and every five years thereafter. The holders of Series 10 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions at an annual rate equal to the cumulative quarterly floating distributions, as and when declared, at an annual rate equal to the 3-month T-Bill yield plus 5.01%.

The Class A Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2016, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

15. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at December 31, 2016, 166,839,324 LP Units were outstanding (December 31, 2015: 143,188,170) including 51,125,944 (December 31, 2015: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the year ended December 31, 2016, 298,946 LP Units (2015: 171,605 LP Units) were issued under the distribution reinvestment plan.

As at December 31, 2016, Brookfield’s direct and indirect interest of 180,784,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 61% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 44% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at December 31, 2016.

In December 2016, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.3 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 28, 2017, or earlier should Brookfield Renewable complete its repurchases prior to such date.

Issuance of LP Units

On June 10, 2016, Brookfield Renewable completed a bought deal for non-voting limited partnership units of Brookfield Renewable (“LP Units”) which included 10,655,000 LP Units at a price of C$37.55 per LP Unit (the “Offering Price”) for gross proceeds of C$400 million ($313 million) (the “Offering”). In addition, Brookfield Asset Management purchased 11,098,958 LP Units at the Offering Price concurrent with the Offering (the “Concurrent Private Placement”). The aggregate gross proceeds of the Offering and the Concurrent Private Placement was C$800 million ($626 million).  Brookfield Renewable had granted the underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing of the Offering, to purchase up to an additional 1,598,250 LP Units at the Offering Price (the “Over-allotment Option”).

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

On June 15, 2016, the underwriters exercised in full the Over-allotment Option and Brookfield Renewable received additional aggregate gross proceeds of C$60 million ($46 million) on June 16, 2016.  Brookfield Asset Management elected not to exercise its option to purchase additional LP Units and holds an approximate 61% interest in Brookfield Renewable after giving effect to the closing of the Over-allotment Option.

Brookfield Renewable incurred $15 million in transaction costs associated with the Offering, the Concurrent Private Placement and the Over-allotment Option.

The excess of the price received over the carrying value of the additional limited partnership units of BRELP purchased by Brookfield Renewable resulted in adjustments to the General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield of $2 million and $83 million, respectively. BRELP ultimately used the net proceeds to repay outstanding indebtedness and for general corporate purposes.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the year ended December 31, 2016, Brookfield Renewable declared distributions on its LP Units of $281 million or $1.78 per LP Unit (2015: $239 million or $1.66 per LP Unit).

The composition of the distribution for the year ended December 31 is presented in the following table:

(MILLIONS)	2016	2015
Brookfield	$83	$67
External LP Unitholders	198	172
	$281	$239

In February 2016, unitholder distributions were increased to $1.78 per unit on an annualized basis, an increase of 12 cents per unit, which took effect with the distribution payable in March 2016.

16. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes
As at December 31, 2015		$-
Acquired through business acquisition	3	799
Foreign exchange		97
As at December 31, 2016		$896

The acquisition equation for the Isagen Acquisition (Note 3 – Business combinations) includes a deferred tax liability of $1,019 million. The deferred tax liability arises because the tax bases of the Isagen net assets are significantly lower than their acquisition date fair value. As required by IFRS 3, this deferred tax liability is calculated in accordance with IAS 12, and is not measured at fair value. IAS 12 requires provisions to be made for all differences between the carrying value of assets and liabilities other than goodwill acquired in a business combination and their tax base at their nominal amount, irrespective of whether or not this will result in additional (or less) tax being paid or when any tax cash flows may occur. The fair value of the deferred tax liability would be lower than its nominal amount and Brookfield Renewable has determined that goodwill of $799 million arises from such difference.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

17. CAPITAL MANAGEMENT

Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP Unitholders. Brookfield Renewable’s capital is monitored through debt to total capitalization ratio which is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity. The ratio as at December 31, 2016 was 38% (2015: 39%).

Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt to capitalization ratios.  Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their property-specific borrowings. These covenants vary from one credit agreement to another and include ratios that address debt service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.

Financial covenants associated with Brookfield Renewable’s various banking and credit arrangements are reviewed regularly and controls are in place to maintain compliance with these covenants. Brookfield Renewable complied with all material financial covenants for the years ended December 31, 2016, 2015 and 2014.

Brookfield Renewable’s strategy during December 31, 2016, which was unchanged from 2015, was to maintain the measure set out in the following schedule as at December 31:

(MILLIONS)	2016	2015
Total debt
Current portion of long-term debt	$1,034	$770
Long-term debt and credit facilities	9,148	6,568
	10,182	7,338
Deferred income tax liabilities, net(1)	3,652	2,538
Equity	12,672	8,763
Total capitalization	$26,506	$18,639
Debt to total capitalization	38%	39%

(1)            Deferred income tax liabilities less deferred income tax assets.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

18. EQUITY-ACCOUNTED INVESTMENTS

The following are Brookfield Renewable’s equity-accounted investments as at December 31:

	Principal place	Ownership	Carrying value
	of business	interest
(MILLIONS)%			2016	2015
Bear Swamp Power Co. L.L.C.	United States	50	$114	$106
Galera Centrais Eletricas S.A.	Brazil	50	29	24
Pingston Power Inc.	Canada	50	58	60
Brookfield Infrastructure Fund II Investees	United States,
	Europe	14 - 50	5	7
			$206	$197

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the year ended December 31:

(MILLIONS)	2016	2015	2014
Balance, beginning of year	$197	$273	$290
Share of net income	-	10	3
Revaluation recognized through OCI	7	96	56
Dividends declared	(6)	(19)	(27)
Capital distributions, net	-	(144)	-
Foreign exchange translation	7	(19)	(11)
California Hydro Step Acquisition	-	-	(39)
Share of OCI	1	-	1
Balance, end of year	$206	$197	$273
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following tables summarize certain financial information of equity-accounted investments:

(MILLIONS)		2016	2015
As at December 31:
Current assets		$45	$45
Property, plant and equipment, at fair value		864	848
Other assets		70	65
Current liabilities		42	37
Long-term debt		463	460
Other liabilities		71	73

(MILLIONS)	2016	2015	2014
For the year ended December 31
Revenue	$74	$89	$109
Net income	-	19	6
Share of net income (loss)
Cash earnings	9	20	26
Non-cash loss	(9)	(10)	(23)

19. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2016	2015
Cash	$210	$60
Short-term deposits	13	3
	$223	$63

20. RESTRICTED CASH

Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	2016	2015
Operations	$135	$183
Credit obligations	104	110
Development projects	11	43
Total	250	336
Less: non-current	(129)	(138)
Current	$121	$198

Refer to Note 22 – Other long-term assets for information on long-term restricted cash.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

21. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2016	2015
Trade receivables	$262	$98
Other short-term receivables	103	87
Prepaids and others	89	71
	$454	$256

As at December 31, 2016, 95% (2015: 99%) of trade receivables were current. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties.  Management also reviews trade receivable balances on an ongoing basis. Bad debt expense related to trade receivables is recognized at the time an account is deemed uncollectible. Accordingly, as at December 31, 2016 and 2015 an allowance for doubtful accounts for trade receivables was not deemed necessary.

22.  OTHER LONG-TERM ASSETS

The composition of Brookfield Renewable’s other long-term assets as at December 31 is presented in the following table:

		Accumulated
	Cost	Amortization	Net Book Value	Net book value
(MILLIONS)	2016			2015
Restricted cash	$129	$-	$129	$138
Unamortized financing fees	38	(32)	6	8
Other	46	(5)	41	29
	$213	$(37)	$176	$175

At December 31, 2016 and 2015, restricted cash was held primarily to satisfy lease payments and credit agreements.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

23.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2016	2015
Operating accrued liabilities	$141	$107
Accounts payable	92	43
Interest payable on corporate and subsidiary borrowings	68	44
Deferred consideration	55	38
Acquisition related provisions	54	-
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	24	19
Other	33	33
	$467	$284

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties. Refer to Note 26 - Related party transactions.

24.  OTHER LONG-TERM liabilities

Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	Notes	2016	2015
Acquisition related provisions		$116	$-
Pension obligations	28	87	56
Decommissioning retirement obligations		47	47
Contingent consideration	3	16	32
Concession payment liability		10	9
Other		34	28
		$310	$172

Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric and wind operation sites in North America that are expected to be restored between the years 2031 to 2138. The estimated cost of decommissioning activities is based on a third party assessment.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

25.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

In December 2016, Brookfield Renewable with institutional partners entered into an agreement to acquire a hydroelectric portfolio with an aggregate capacity of 210 MW located in Europe for a total enterprise value of €255 million. The transaction is subject to certain conditions including regulatory consent and other customary closing conditions and is expected to close in the second quarter of 2017. Brookfield Renewable will retain an approximate 29% economic interest in the portfolio.

The remaining development project costs on two Brazilian hydroelectric projects totaling 47 MW and two wind projects totaling 43 MW in Europe are expected to be $125 million. One hydroelectric project with a capacity of 28 MW and the two wind projects are expected to be fully operational in 2017. The 19 MW hydroelectric project is expected to be fully operational in 2018. The remaining construction costs associated with the 25 MW hydroelectric facility commissioned in Brazil subsequent to year end are expected to be $8 million.

As at December 31, 2016, Brookfield Renewable had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)
2017	$29
2018	28
2019	27
2020	26
2021	25
Thereafter	219
Total	$354

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 12 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at December 31, 2016, letters of credit issued by Brookfield Renewable along with institutional investors were $66 million (December 31, 2015: $71 million).

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2016, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $483 million and $16 million, respectively (December 31, 2015: $118 million and $16 million, respectively).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

26.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

Brookfield Renewable and Brookfield have entered into, or amended, the following material agreements:

Principal Agreements

Limited Partnership Agreements

Each of the amended and restated limited partnership agreements of Brookfield Renewable and BRELP outline the key terms of the partnerships, including provisions relating to management, protections for limited partners, capital contributions, distributions and allocation of income and losses. BRELP’s general partner is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the amended and restated partnership agreement.

Master Services Agreement

Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee.  The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2016 is $12 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $21 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2016 of $62 million (2015: $48 million, 2014: $51 million).

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

BRELP Voting Agreement

In 2011, Brookfield Renewable entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.

Revenue Agreements

Contract Amendments

In 2011, two long-term power purchase agreements associated with the generating assets in Ontario held by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”), were amended.

The amended GLPL power purchase agreement requires Brookfield to support the price that GLPL receives for energy generated by certain facilities in Canada at a price of C$82 per MWh subject to an annual adjustment equal to 40% of the Consumer Price Index (“CPI”) in the previous year.  The GLPL agreement has an initial term to 2029, and the contract automatically renews for successive 20-year periods with certain termination provisions.  If the contract is not terminated prior to 2029, the price under this agreement reverts back to the original C$68 per MWh subject to an annual adjustment equal to 40% of the CPI for each year.

The amended MPT power purchase agreement requires Brookfield to purchase the energy generated at a price of C$103 per MWh subject to an annual adjustment equal to 20% of the CPI in the previous year.  The MPT contract terminates on December 1, 2029 and MPT has been granted the unilateral option to terminate the agreement, on 120 days written notice, at certain times between 2017 and 2024.

Energy Revenue Agreement

In 2011, an agreement was entered into between Brookfield and Brookfield Power U.S. Holdings America Co. (“BPUSHA”) that indirectly owns substantially all of the U.S. facilities of Brookfield Renewable. Brookfield will support the price that BPUSHA receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. This agreement will have an initial term of 20 years, with automatic renewals for successive 20-year periods with certain termination provisions.

Other Revenue Agreements

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh.  The energy rates are subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year.

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from Lievre Power in Quebec at C$68 per MWh. The energy rates are subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%.

Pursuant to a power guarantee agreement, Brookfield will purchase all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, to be increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement is scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing third-party power agreements. The agreement with Brookfield has an initial term to 2029 and automatically renews for successive 20-year period with certain termination provisions.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Pursuant to a 10-year Wind Levelization agreement expiring in 2019, Brookfield mitigates any potential wind variation from the expected annual generation of 506 GWh with regards to the Prince Wind assets in Ontario. Any excess generation compared to the expected generation results in a payment from Brookfield Renewable to Brookfield, while a shortfall would result in a payment from Brookfield to Brookfield Renewable.

Power Services Agreements

Power Agency Agreements

Certain Brookfield Renewable subsidiaries have entered into Power Agency Agreements appointing Brookfield as the exclusive agent of the owner in respect of the sales of electricity, including the procurement of transmission and other additional services.  In addition, Brookfield will schedule, dispatch and arrange for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield will be entitled to be reimbursed for any third-party costs incurred, and, in certain cases, receives an additional fee for its services in connection with the sale of power and for providing the other services.

Energy Marketing Agreement

Brookfield has agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable pays an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 7 - Direct operating costs.

Voting Agreements

Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in certain United States and Brazil power generating operations with institutional investors, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.

Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments in certain United States and Europe power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities are between 40% and 50.1%.

Brookfield Renewable entered into a voting agreement with certain Brookfield subsidiaries that form part of Brookfield Infrastructure Fund III (the “BIF III Entities”) in which Brookfield Renewable holds investments in certain United States and Colombia power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF III Entities. Brookfield Renewable’s economic interests in the BIF III Entities are between 24% and 29%.

The consortium holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen.  The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable.  Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Asset Management and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests (the “Ownership Test”).  Brookfield Asset Management and its subsidiaries currently meet the Ownership Test.

A subsidiary of Brookfield Renewable sold electricity to, and had it distributed by, Brookfield Infrastructure Partners L.P.’s (“Brookfield Infrastructure”) Colombian regulated distribution business as part of its normal course of operations. For the year ended December 31, 2016, revenues of $12 million were generated and expenses of $1 million were incurred. There were no revenues generated or expenses incurred in fiscal 2015 or 2014.

Brookfield Asset Management has provided a $200 million committed unsecured revolving credit facility maturing in December 2017. In December 2016, there was a draw for the full amount. See Note 12 – Long-term debt and credit facilities for further details. Subsequent to year-end, the facility increased to $400 million. The interest expense on this facility, for the year ended December 31, 2016, was less than $1 million.

Brookfield has placed funds on deposit with Brookfield Renewable, subsequent to year-end and in the amount of $140 million. Interest earned on the deposits is at market terms.

The following table reflects the related party agreements and transactions in the consolidated statements of income, for the year ended December 31:

(MILLIONS)	2016	2015	2014
Revenues
Power purchase and revenue agreements	$527	$469	$433
Wind levelization agreement	8	6	6
	$535	$475	$439
Direct operating costs
Energy purchases	$(3)	$(5)	$(9)
Energy marketing fee	(23)	(22)	(21)
Insurance services	(40)	(30)	(29)
	$(66)	$(57)	$(59)
Management service costs	$(62)	$(48)	$(51)
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2016	2015
Current assets
Due from related parties
Amounts due from	Brookfield	$47	$52
	Equity-accounted investments and other	7	5
		$54	$57
Current liabilities
Due to related parties
Amount due to	Brookfield	$48	$41
Accrued distributions payable on LP
Units and Redeemable/Exchangeable
partnership units	Brookfield	26	23
Amount due to	Equity-accounted investments and other	2	-
		$76	$64

Current assets

Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.

Current liabilities

Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.

27. SUPPLEMENTAL INFORMATION

The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2016	2015	2014
Trade receivables and other current assets	$30	$(72)	$20
Accounts payable and accrued liabilities	(160)	2	(54)
Other assets and liabilities	(7)	8	14
	$(137)	$(62)	$(20)
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

28. PENSION AND EMPLOYEE FUTURE BENEFITS

Brookfield Renewable offers a number of pension plans to its employees, as well as certain health care, dental care, life insurance and other benefits to certain retired employees pursuant to Brookfield Renewable’s policy.  The plans are funded by contributions from Brookfield Renewable and from plan members.  Pension benefits are based on length of service and final average earnings and some plans are indexed for inflation after retirement. The pension plans relating to employees of Brookfield Renewable have been included in the consolidated financial statements.

The Brookfield Renewable Pension Governance Committee (BRGC) is responsible for the implementation of strategic decisions and monitoring of the administration of Brookfield Renewable’s defined benefit pension plans.  Specifically, the BRGC will establish the investment strategies, approve the funding policies as well as assess that Brookfield Renewable has complied with all applicable law, fiduciary, reporting and disclosure requirements.

Actuarial valuations for Brookfield Renewable’s pension plans are required as per governing provincial or federal regulations. For Québec and the United States registered plans, actuarial valuations are required annually. For Ontario registered plans, actuarial valuations are required on a triennial basis if the funding level of the plan is above a certain threshold. Currently, all Ontario registered plans are on a triennial schedule. In the Colombian platform, there are obligations for pension plans and other employee benefits. Actuarial valuations on these obligations are performed annually by qualified, independent actuaries.

The dates of the most recent actuarial valuations for Brookfield Renewable’s pension and non-pension benefit plans range from December 2013 to January, 2017. Brookfield Renewable measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.

The benefit liabilities represent the amount of pension and other employee future benefits that Brookfield Renewable’s employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.

Actuarial assumptions as at December 31:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
	2016		2015		2014
	(%)		(%)		(%)
Discount rate	2.2 - 7.3	4.1 - 7.3	2.9 - 4.7	4.2 - 4.7	2.6 - 4.2	4.0 - 4.3
Rate of price inflation	1.5 - 3.5	N/A	2.0 - 2.5	N/A	2.0 - 2.5	N/A
Rate of compensation
increases	2.5 - 4.0	2.5 - 4.0	2.5 - 3.0	2.5 - 3.0	2.5 - 4.0	3.0 - 4.0
Health care trend rate(1)	N/A	5.3 - 6.9	N/A	6.3 - 7.1	N/A	6.5 - 7.2

(1)         Assumed immediate trend rate at year-end.

Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, discount rates, rate of compensation increases and other assumptions. The discount rate, rate of price inflation and inflation-linked assumptions and health care cost trend rate are the assumptions that generally have the most significant impact on the benefit obligations.

The discount rate for benefit obligation purposes is determined, as far as possible, by reference to market yields on high quality corporate bonds. In Colombia deep market in bonds does not exist, accordingly, the

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

discount rate is determined by reference to yields on government bonds. Rate of compensation increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

A 50 basis point change in the assumptions mentioned before, used for the calculation of the benefit obligations as at December 31, 2016, would result in the following increase (decrease) of the benefit obligations:

	Defined benefit	Non-pension
(MILLIONS)	pension plans	benefit plans
Discount rate
50 basis point increase	(10)	(4)
50 basis point decrease	11	4
Rate of price inflation and inflation-linked assumptions
50 basis point increase	5	N/A
50 basis point decrease	(5)	N/A
Health care cost trend rate
50 basis point increase	N/A	3
50 basis point decrease	N/A	(3)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Expense recognized in the consolidated statements of income and consolidated statements of comprehensive income for the year ended December 31:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2016		2015		2014
Current service costs	$3	$1	$3	$1	$3	$1
Past service costs (recovery)	-	-	1	(1)	1	2
Interest expense	2	3	1	2	-	1
Administrative expenses	1	-	1	-	1	-
Recognized in consolidated
statement of income	6	4	6	2	5	4
Remeasurement of the net
defined benefit liability:
Return on plan assets	(2)	-	(1)	-	(4)	-
Actuarial changes arising
from changes in
demographic assumptions	(1)	(1)	2	(5)	1	2
Actuarial changes arising
from changes in
financial assumptions	5	1	(2)	(1)	8	3
Experience adjustments	-	-	2	-	(2)	-
Recognized in consolidated
statement of comprehensive
income	2	-	1	(6)	3	5
Total	$8	$4	$7	$(4)	$8	$9

The amounts included in the consolidated statements of financial position arising from Brookfield Renewable’s obligations in respect of its defined benefit plans are as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2016		2015		2014
Present value of defined
benefit obligation	$158	$53	$124	$35	$128	$43
Fair value of plan assets	(119)	(5)	(103)	-	(108)	-
Net liability	$39	$48	$21	$35	$20	$43
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

Defined benefit obligations

The movement in the defined benefit obligation for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2016		2015		2014
Balance, beginning of year	$124	$35	$128	$43	$80	$27
Current service cost	3	1	3	1	3	1
Past service cost (recovery)	-	-	1	(1)	1	2
Interest expense	7	3	5	2	4	1
Remeasurement losses (gains)
Actuarial changes arising
from changes in
demographic assumptions	(1)	(1)	2	(5)	1	2
Actuarial changes arising
from changes in
financial assumptions	5	1	(2)	(1)	8	3
Experience adjustments	-	-	2	-	(2)	-
Benefits paid	(8)	(2)	(5)	(2)	(4)	(1)
Business combination	25	14	-	-	42	10
Exchange differences	3	2	(10)	(2)	(5)	(2)
Balance, end of year	$158	$53	$124	$35	$128	$43

Expected employer’s contributions to the defined benefit plans for the year ended December 31, 2017 are $9 million.

Fair value of plan assets

The movement in the fair value of plan assets for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2016		2015		2014
Balance, beginning of year	$103	$-	$108	$-	$74	$-
Interest income	5	-	4	-	4	-
Return on plan assets	2	-	1	-	4	-
Employer contributions	7	3	5	2	8	1
Business combination	9	4	-	-	28	-
Benefits paid	(8)	(2)	(5)	(2)	(4)	(1)
Exchange differences	1	-	(10)	-	(6)	-
Balance, end of year	$119	$5	$103	$-	$108	$-

The composition of plan assets as at December 31 is as follows:

	2016	2015
	(%)	(%)
Asset category:
Cash and cash equivalents	5	1
Equity securities	50	58
Debt securities	44	40
Real estate	1	1
	100	100
Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

29.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(2)	Subsidiaries(3)	adjustments(4)	consolidated
As at December 31, 2016:
Current assets	$26	$-	$1,581	$150	$2,092	$(2,942)	$907
Long-term assets	3,779	620	-	18,415	27,250	(23,234)	26,830
Current liabilities	33	9	19	2,971	1,644	(2,943)	1,733
Long-term liabilities	-	-	1,556	738	12,775	(1,737)	13,332
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,589	-	5,589
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,680	-	-	2,680
Preferred equity	-	576	-	-	-	-	576
Preferred limited partners' equity	324	-	-	324	-	(324)	324
As at December 31, 2015:
Current assets	$24	$-	$1,387	$111	$1,298	$(2,220)	$600
Long-term assets	2,957	603	-	15,605	18,780	(19,038)	18,907
Current liabilities	26	8	231	2,233	967	(2,220)	1,245
Long-term liabilities	-	-	1,151	378	9,251	(1,281)	9,499
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	2,587	-	2,587
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,559	-	-	2,559
Preferred equity	-	610	-	-	-	-	610
Preferred limited partners' equity	128	-	-	128	-	(128)	128

(1)            Includes investments in subsidiaries under the equity method.

(2)            Includes BRELP, BRP Bermuda Holdings I Limited (“Latam Holdco”), Brookfield BRP Holdings (Canada) Inc. (“NA Holdco”) and Brookfield BRP Europe Holdings Limited (“Euro Holdco”), together the “Holding Entities”.

(3)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(2)	Subsidiaries(3)	adjustments(4)	consolidated
For the year ended
December 31, 2016
Revenues	$-	$-	$-	$1	$2,451	$-	$2,452
Net income (loss)	(20)	-	(1)	(100)	558	(397)	40
For the year ended
December 31, 2015
Revenues	$-	$-	$-	$8	$1,620	$-	$1,628
Net income (loss)	2	-	(1)	(42)	235	(91)	103
For the year ended
December 31, 2014
Revenues	$-	$-	$-	$-	$1,704	$-	$1,704
Net income (loss)	58	-	(1)	187	438	(479)	203

(1)            Includes investments  in subsidiaries under the equity method.

(2)            Includes the Holding Entities.

(3)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 12 – Long-term debt and credit facilities for additional details regarding the medium-term corporate notes issued by Finco. See Note 13 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

30.  subsequent eventS

On February 2, 2017, Brookfield Renewable and Brookfield agreed to increase the committed unsecured revolving credit facility provided by Brookfield to $400 million.

On February 14, 2017, Brookfield Renewable issued 10,000,000 Class A, Series 11 Preferred Limited Partnership Units (the “Series 11 Preferred LP Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($190 million). The holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.

On February 27, 2017, Brookfield Renewable with institutional partners entered into an agreement to acquire a construction ready 16 MW wind facility in Northern Ireland expected to generate 36 GWh for a total enterprise value of £27 million ($34 million). The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the third quarter of 2017. Brookfield Renewable will retain approximate 40% economic interest in the portfolio.

Brookfield Renewable Partners L.P.	Annual Report	December 31, 2016

GENERALINFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

https://bep.brookfield.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Nicholas Goodman

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred LP Units – Series 5)

TSX:    BEP.PR.G (Preferred LP Units – Series 7)

TSX:    BEP.PR.I (Preferred LP Units – Series 9)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
https://bep.brookfield.com  for more information. The 2016 Annual Report and Form 20-F is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP

TSX: BEP.UN